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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on July 8, 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IGNITE RESTAURANT GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	94-3421359 (I.R.S. Employer Identification No.)

9900 Westpark Drive, Suite 300
Houston, Texas 77063
(713) 366-7500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Raymond A. Blanchette, III
Chief Executive Officer
Ignite Restaurant Group, Inc.
9900 Westpark Drive, Suite 300
Houston, Texas 77063
(713) 366-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Keith M. Townsend King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 (404) 572-4600	Johnny G. Skumpija Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.01 par value per share	$80,000,000	$10,912

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the aggregate offering price of any additional shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 8, 2013

PROSPECTUS

             Shares

Ignite Restaurant Group, Inc.

Common Stock

        This is a public offering of shares of common stock of Ignite Restaurant Group, Inc. The selling stockholders identified in this prospectus, which include certain of our officers, are offering all                           of the shares offered hereby. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

        Our common stock is listed on The NASDAQ Global Select Market under the symbol "IRG." On July 5, 2013, the last reported sale price of our common stock on The NASDAQ Global Select Market was $19.12 per share.

        The underwriters have an option to purchase a maximum of                           additional shares from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

        We are an "emerging growth company" under applicable Securities and Exchange Commission rules and are subject to reduced public company reporting requirements.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 18.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, before expenses to us	Proceeds, before expenses to the selling stockholders
Per share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about                           , 2013.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus is                           , 2013.

[ARTWORK]

        You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        Until                  , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

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MARKET DATA AND FORECASTS

        Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications such as KNAPP-TRACK™, as well as our own estimates and research. KNAPP-TRACK™ is a monthly sales and guest count tracking service for the chain dinner house/theme restaurant market in the United States. Each monthly KNAPP-TRACK™ report aggregates the change in comparable restaurant sales and guest counts compared to the same month in the preceding year from the competitive set of participants in the chain dinner house/theme restaurant market and provides an average to which we can compare our results. The competitive set of participants for each KNAPP-TRACK™ report is comprised of approximately 55 casual dining restaurant brands and typically includes restaurants such as T.G.I. Friday's, Outback Steakhouse, Red Lobster and Olive Garden. We and other restaurants benchmark our performance against the data included in the monthly KNAPP-TRACK™ report. The term "designated market area", or "DMA", refers to a geographic area as defined by Nielsen Media Research Company as a group of counties that make up a particular media market.

        Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our behalf, and none of the sources cited in this prospectus have consented to the inclusion of any data from its reports, nor have we sought consent from any of them.

TRADEMARKS AND TRADENAMES

        This prospectus includes our trademarks, such as Joe's Crab Shack® and the design, our stylized logos set forth on the cover and back pages of this prospectus, Brick House Tavern + Tap® and the design and Romano's Macaroni Grill® and the design, which are protected under applicable intellectual property laws and are the property of Ignite Restaurant Group, Inc. or its subsidiaries. Solely for convenience, trademarks, service marks and tradenames referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and tradenames. This prospectus may also contain trademarks, service marks, tradenames and copyrights of other companies, which are the property of their respective owners.

ABOUT THIS PROSPECTUS

        Except where the context otherwise requires or where otherwise indicated, the terms "Ignite," "we," "us," "our," "our company" and "our business" refer to Ignite Restaurant Group, Inc. and its consolidated subsidiaries. The term "Joe's" refers to Joe's Crab Shack, "Brick House" refers to Brick House Tavern + Tap and "Macaroni Grill" refers to Romano's Macaroni Grill. The term "crab house" refers to a restaurant at which the featured entrees are predominantly crab. The term "Queen Crab" refers to Opilio crab that meets our size specification for designation as Queen Crab.

        The term "selling stockholders" refers to J.H. Whitney VI, L.P. ("J.H. Whitney VI"), an affiliate of us, together with the other selling stockholders identified in this prospectus.

        Throughout this prospectus, we provide a number of key performance indicators used by management and typically used by our competitors in the restaurant industry. These key performance indicators are discussed in more detail in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators." In this prospectus, we also reference Adjusted EBITDA and restaurant-level profit margin, which are both non-GAAP financial measures. See "Prospectus Summary—Summary Historical Consolidated Financial and

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Operating Data" for a discussion of Adjusted EBITDA and restaurant-level profit margin, as well as a reconciliation of those measures to the most directly comparable financial measure required by, or presented in accordance with, generally accepted accounting principles in the United States, or U.S. GAAP.

        Our fiscal year ends on the Monday closest to December 31 of each year. Our most recent fiscal year ended on December 31, 2012. Fiscal years 2012 and 2011 were 52-week years, while fiscal year 2010 was a 53-week year. Prior to fiscal year 2013, the first three quarters of our fiscal year consisted of 12 weeks and our fourth quarter consisted of 16 weeks for 52-week fiscal years and 17 weeks for 53-week fiscal years. Commencing in fiscal year 2013, we changed our quarterly accounting periods to be comprised of 13 weeks, except for 53-week fiscal years for which the fourth quarter will be comprised of 14 weeks.

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PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding our company, the common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should also carefully consider, among other things, the matters discussed in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus, as well as the documents we incorporate by reference, before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements. For more information, see "Forward-Looking Statements." Due to the timing of our recent acquisition of Romano's Macaroni Grill, the results of operations of Romano's Macaroni Grill are not yet included in our historical financial and operating data contained in this prospectus, including this "Prospectus Summary."

Our Company

        Ignite Restaurant Group, Inc. is a diversified restaurant company that operates a portfolio of three restaurant brands, Joe's Crab Shack, Brick House Tavern + Tap and Romano's Macaroni Grill. Each of our restaurant brands offers a variety of high-quality food and beverages in a distinctive, casual, high-energy atmosphere, and operates in a diverse set of markets across the United States. As of June 30, 2013, we owned and operated 134 Joe's Crab Shacks, 16 Brick House Tavern + Taps and 186 Romano's Macaroni Grills.

        Since the beginning of their tenures (starting in 2007), our management team has been developing and implementing many of the initiatives and strategies that serve as the foundation for what our company is today. The impact of these strategies began to take effect in fiscal year 2008. From the fiscal year ended December 29, 2008 through the fiscal year ended December 31, 2012, total revenues and Adjusted EBITDA (a non-GAAP financial measure) have improved at compounded annual growth rates of 14.2% and 27.8%, respectively. Over the same period, our total revenues increased from $273.4 million to $465.1 million, net income increased from a net loss of $5.0 million to net income of $8.7 million and Adjusted EBITDA increased from $19.5 million to $52.0 million. In addition, we have grown our comparable restaurant sales by 27.9% on a cumulative basis over the last five years, which has outperformed the KNAPP-TRACK growth rate of (6.7%) by more than 3,400 basis points on a cumulative basis over the same period of time. During fiscal year 2012, 2011 and 2010, our comparable restaurant sales increased by 2.2%, 6.9% and 4.9%, respectively, over the comparable period in our prior fiscal year.

        On April 9, 2013, we completed the acquisition of Romano's Macaroni Grill, which owns, operates and franchises Romano's Macaroni Grill restaurants, for an aggregate purchase price of approximately $60.8 million in cash, consisting of $54.1 million paid directly to the sellers and $6.7 million paid to other third parties related to outstanding indebtedness and transaction-related expenses of the sellers, subject to a working capital adjustment. Through the acquisition, we acquired 186 company-owned and twelve franchised restaurants across 36 states and Puerto Rico as well as twelve additional franchised units throughout nine foreign countries. For the twelve months ended December 31, 2012, Romano's Macaroni Grill generated $388.0 million in revenues and had average unit volumes of $2.1 million.

Joe's Crab Shack

        Joe's Crab Shack, founded in 1991, is an established, national chain of casual seafood restaurants serving a variety of high-quality seafood items, with an emphasis on crab. Joe's is a high-energy, family-friendly restaurant that encourages guests to "roll up your sleeves and crack into some crab." Our

Southern seaside provenance, distinctive menu, hospitality and flavors are our most important differentiators.

        Joe's Crab Shack is America's only national crab house. Crab is deliberately placed center stage as a defining item to the Joe's experience. Joe's Steampot and Crab in a Bucket offerings allow guests to choose among four varieties of crabs (Queen, Snow, Dungeness and King) and lobster. Steampots, our best-selling item, are overflowing with generous portions of crab, other seafood, red potatoes, a fresh ear of corn and sausage and seasoned to our guests' tastes. Our Crab in a Bucket entrées allow guests to pair their favorite crab selection with several distinctive preparations ranging from Spicy Citrus to Chesapeake Style or Garlic Herb. Joe's Crab Shack also leverages its crab-forward menu with other craveable crab items, including made-from-scratch Crab Cakes, Crab Nachos and Crazy-Good Crab Dip. In addition to our core crab-focused menu, Joe's also offers a broad range of entrées featuring a variety of seafood, including the Redfish Orleans, Surf 'N Turf Burger and The Maine Grill, as well as a wide range of traditional seafood entrées like the Fisherman's Platter. Joe's also offers several "out of water" options such as Cheesy Chicken and Whiskey Smoked Ribs.

        We continuously seek to innovate our menu offerings. For example, we have dramatically shifted the menu mix at Joe's to focus on entrées featuring crab over the last five fiscal years. As a result of this strategy, the percentage of entrées at Joe's featuring crab increased from approximately 20% to over 50% of total food revenues over the last five fiscal years. We believe this mix shift has contributed to increases in guest satisfaction, comparable restaurant sales and restaurant-level profit. For the fiscal year ended December 31, 2012, our average check was $23.80, lunch and dinner represented 27% and 73% of revenue, respectively, and our revenues were comprised of 86% food, 13% alcohol and 1% retail merchandise.

        Many Joe's Crab Shack restaurants are located on waterfront property, and most locations offer outdoor patio seating and a children's playground. Joe's Crab Shack restaurants perform well in targeted markets with high population density and a propensity for seafood, as well as "destination" markets with national and regional tourist attractions, both of which are key characteristics of our site selection strategy.

Brick House Tavern + Tap

        Brick House Tavern + Tap, founded in 2008, is a casual restaurant brand that provides guests a differentiated, chef-inspired tavern experience by offering a distinctive blend of menu items in a polished setting. As a next generation bar and grill, Brick House appeals to a broad customer base providing guests with an elevated experience. Brick House was recently named by Nation's Restaurant News as one of the 50 Breakout Brands of 2013.

        Brick House offers guests a broad selection of high-quality, chef-inspired, contemporary tavern food. Menu items include handcrafted appetizers such as Deviled Eggs, Meat and Cheese Board, and Fried Stuffed Olives. In addition, Brick House's Brick Burgers, including the Gun Show Burger and the Greek Lamb Burger, offer guests a distinct take on the traditional burger. Brick House further enhances its burger offerings through its most popular burger, The Kobe, which is hand-formed from high-quality American Wagyu beef. Guests can also choose from a broad selection of homemade entrées such as Prosciutto Wrapped Meatloaf, Drunken Chops, BBQ Baby Backs and Chicken & Waffles, which are among our most popular items. A seasonal Daily Special menu features classic tavern food with a twist including, Chicken Pot Pie, Shrimp & Grits and Prosciutto Crusted Halibut. A Brick Pizza section offers our take on traditional pizzas, as well as the more unique Kobe Brick Pizza and Wild Mushroom Pizza. We also recently introduced meatballs to our menu, including Greek, buffalo chicken and drunken pork varieties. In addition, we consider Brick House to be a "Temple to Beer," with a diverse beverage selection highlighted by over 80 varieties of beer, including local microbrews and distinctive imports, a tap-at-your-table Beer Bong and a hand-pulled Cask Beer

Engine. All Brick House restaurants have a full bar that supports a variety of liquor drinks, wine and beer cocktails like the Grizzly and Bee Sting, as well as specialty cocktails like the Blood Orange Whiskey Sour, Basil Gimlet and the Bloody Good Mary.

        The interior design of Brick House Tavern + Tap consists of diverse seating and gathering areas where guests can select multiple ways to enjoy their experience. In addition to a traditional dining room and bar area, Brick House also offers large communal tables and a section of leather recliners positioned in front of large HD TVs, where guests receive their own TV tray for dining. Each restaurant has a state-of-the-art entertainment package and provides guests with a clear line of sight to at least two HD TVs from every seat, making Brick House Tavern + Tap restaurants an ideal gathering place for sports enthusiasts. Outdoor seating is also available on the patio or around an open fire pit at nearly all locations. For fiscal year ended December 31, 2012, the daypart mix at Brick House Tavern + Tap was 19% lunch, 25% afternoon, 39% dinner and 17% late night and our revenues were comprised of 54% food and 46% alcohol. Our entrées range in price from $6.50 to $20.00.

Romano's Macaroni Grill

        Romano's Macaroni Grill, founded in 1988, is an established chain of casual Italian restaurants. A pioneer in the polished casual dining segment, Macaroni Grill offers guests a blend of authentic Italian food with innovative Italian preparation. Macaroni Grill aims to be a place where family and friends can come together to celebrate a big night or any night featuring wine, an abundant meal and a premium, comfortable and never intimidating experience.

        Since our acquisition of Macaroni Grill, we have begun transforming the service, menu, atmosphere and operations with what we believe to be the right people, the right culture and the right initiatives to create a distinctive experience for our guests. We are in the process of bringing many of the original brand elements that historically made a visit to Macaroni Grill a memorable experience back to our Macaroni Grill restaurants. For example, we have begun to restore wine as the key focus of a Macaroni Grill visit by, among other things, reviving our house honor system wine as a feature at every table, which we believe was a key element of Macaroni Grill's early success. We have also reintroduced the consistent presence of opera singers to our Macaroni Grill restaurants system-wide to provide entertainment that elevates our guests' dining experience to an authentic Italian experience.

        Macaroni Grill currently offers guests an expansive food and beverage menu that features fresh, classic pastas and wine. We also offer a wide variety of pizzas, meats, seafood, salads and desserts utilizing fresh, seasonal ingredients. In addition, we plan to launch revitalized pasta and classic Italian dishes as well as introduce a new line of entrées served in braiser pans. We intend to build on this strong menu foundation by refocusing on wine as a central aspect of the Macaroni Grill experience. We believe the honor wine system was an original cornerstone of the brand that guests fondly associate with Macaroni Grill and that a full restoration of the honor wine system coupled with a broader effort to refocus on wine as a central menu component are important elements in our transformation plans for Macaroni Grill. Therefore, in addition to restoring our honor system wine at every table, we intend to introduce a combination of Italian and American wines that match well with our new menu offerings. Our objective is to improve on the quality of existing menu items while offering premium options for guests that are looking for a big night out and want to have an Italian steakhouse experience. We expect to introduce our revamped wine program and food menu in August of 2013.

        Macaroni Grill restaurants feature open kitchens, brick ovens, festive string lights and fresh-cut flowers. Our staff is encouraged to greet guests with a traditional Italian greeting, leverage the open kitchen design and provide polished and professional service to provide a dinner filled with energy for Macaroni Grill guests. For the twelve months ended December 31, 2012, Macaroni Grill's lunch and dinner day parts represented approximately 22% and 78% of revenue, respectively, and revenue distribution was approximately 87% food and 13% alcohol. Our entrées range in price from $7.00 to $23.00.

Our Business Strengths

        We are focused on developing brands that have category leading and defendable positions within the casual dining segment. As a result, our core business strengths with respect to the restaurant brands we have historically operated, Joe's Crab Shack and Brick House Tavern + Tap, include the following:

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  Highly Differentiated Restaurant Brands.  Our restaurants strive to provide a unique guest experience in a "come-as-you-are," upbeat and inviting restaurant environment. Both Joe's Crab Shack and Brick House Tavern + Tap are distinctively positioned restaurant brands, designed to have unique guest appeal. Joe's Crab Shack is a leading casual seafood brand that offers more than just a meal—a visit to Joe's is an event for the whole family. We provide a memorable, shareable "crab-cracking experience" where guests can roll up their sleeves and "break out of their shell" in a vacation-themed environment that offers an escape from the everyday. Brick House Tavern + Tap offers a comfortable, trend-forward yet timeless setting where guests can gather and share their passion for elevated, chef-inspired comfort food, while enjoying their favorite local, national or imported brand of beer and cheering for their favorite team. Each brand features food offerings and an atmosphere that attracts a diverse group of guests.

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  Authentic and Unique Menu Offerings Delivered with Memorable Guest Service.  We offer high-quality, authentic seafood at Joe's Crab Shack and trend-forward, chef-inspired, contemporary tavern food at Brick House Tavern + Tap. Signature dishes at both brands feature craveable flavor profiles. Food menus are complemented by an assortment of beverages and distinctive cocktails, including Joe's Shark Bite and Brick House's tap-at-your-table Beer Bongs. Our culinary and beverage teams develop recipes and menu offerings for both Joe's and Brick House to ensure that all items feature distinctive twists on classic items, as well as items exclusive to each brand. Our servers are friendly, attentive and responsive to the needs of our guests and strive to provide guests an unforgettable dining experience. Joe's staff creates a fun-loving atmosphere through high-energy everyday celebrations, while the staff at Brick House is focused on providing hospitable and personalized service to guests. We achieve this through experienced restaurant management teams that implement training programs specific to the menu and culture of each brand. We believe our distinctive guest service models provide an additional layer of brand differentiation.

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  Attractive Unit Economics.  We have successfully increased our restaurant average unit volumes at a compounded annual growth rate of 6.7%, from $2.4 million in fiscal year 2008 to $3.1 million in fiscal year 2012. Over the same period of time, we have increased our restaurant-level profit margin (a non-GAAP financial measure) by 460 basis points from 12.3% to 16.9%.

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  Experienced Management Team.  Our experienced team of industry veterans has an average of over 20 years of experience with restaurant companies such as T.G.I. Friday's, Applebee's, The Cheesecake Factory, Landry's, Sbarro and Pinkberry. Our management team is led by Raymond A. Blanchette, III, our Chief Executive Officer, who joined us in 2007 and Michael J. Dixon, our President and Chief Financial Officer, who joined us in January 2013, with a dedicated President for each of our restaurant brands. Our team has a track record of delivering strong growth and increased profitability. From fiscal year 2008 to fiscal year 2012, we increased net income from a net loss of $5.0 million to net income of $8.7 million and Adjusted EBITDA from $19.5 million to $52.0 million. Our management's experiences with leading restaurant companies have enabled us to deliver strong performance and growth.

        In addition to the above strengths, we intend to transform our newly acquired Romano's Macaroni Grill into a leading restaurant brand using the following business strengths:

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  Proven Track-Record of Improving Performance.  We believe that Romano's Macaroni Grill has significant earnings potential but has underperformed in the last several years. Similar to Macaroni Grill, the performance of Joe's Crab Shack brand was lagging before it came under Ignite's management. However, the experience of our management team allowed us to transform Joe's Crab Shack into a market leader, while simultaneously developing and launching Brick House Tavern + Tap. Despite a difficult economic environment, we achieved 18 consecutive fiscal quarters of comparable restaurant sales growth, expanded our geographic footprint and improved our financial performance in the four year period following the acquisition of Joe's.

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  Ability to Identify Key Elements for Transformation.  We believe many of the same key elements of the Joe's Crab Shack transformation are present at Macaroni Grill, including the ability to: accelerate menu innovation to create a relevant, compelling menu; elevate service, atmosphere and operations to create a premium dining experience; revamp the current marketing plan and emphasize innovation and continuity in our messaging; and optimize real estate by converting underperforming restaurants into Joe's or Brick House restaurants. In addition, Macaroni Grill will benefit from the talent and innovation of our culinary and beverage teams that have driven innovation success at Joe's Crab Shack and Brick House Tavern + Tap.

Our Strategy

        Our strategies include the following:

        Disciplined New Restaurant Growth.    We believe there are meaningful opportunities to grow the number of restaurants of both Joe's Crab Shack and Brick House Tavern + Tap. We seek to maximize free cash flow for reinvestment into new restaurants at attractive returns. For both our Joe's Crab Shack and Brick House Tavern + Tap brands, we target new restaurant cash-on-cash returns, which we define as restaurant-level profit per store divided by total build-out cost (excluding capitalized interest) and cash pre-opening costs, in excess of 25%.

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  Joe's Crab Shack.  We target steady state new restaurant average unit volumes of approximately $3.9 million for Joe's Crab Shack. Joe's has a defined development strategy that predominantly targets new restaurants in (i) specific geographies with high population density and a propensity for seafood and (ii) locations in close proximity to regional and national tourist attractions. In fiscal year 2010, we developed a new restaurant prototype for Joe's Crab Shack, which has given Joe's a polished look and feel while maintaining the authentic crab shack ambiance. As of April 1, 2013, we have successfully opened 22 new restaurants using this new prototype and development strategy. Twelve of these restaurants opened using this new prototype have been open for at least twelve months and generated average unit volumes of $4.5 million for the twelve month period ended April 1, 2013.

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  Brick House Tavern + Tap.  We target steady state new restaurant average unit volumes of approximately $3.2 million for Brick House Tavern + Tap. We believe Brick House has significant growth potential and intend to focus future development in the top 50 designated market areas across the country. We initially opened a limited number of Brick House restaurants across a broad range of geographies with the intent of optimizing the brand prior to a continued build-out and believe the brand is now positioned for expansion.

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  Optimize Attractive Real Estate Portfolio.  We have been able to optimize our real estate portfolio by converting underperforming restaurants to another brand in our portfolio that may be better suited for a particular location. With the addition of Macaroni Grill to our brand portfolio, we are able to further utilize restaurant conversions to achieve our goal of realizing the maximum potential use of our real estate portfolio across our brands. The Macaroni Grill real estate portfolio primarily consists of exceptional locations in top DMAs, with approximately 62% of locations in the top 25 DMAs and approximately 95% in the top 100 DMAs. Macaroni Grill locations have leases with an average remaining lease term available of approximately 22 years, beneficial co-tenancy and other strong fundamentals. This real estate portfolio represents a compelling opportunity for us to execute on a development strategy that is unique to a company with a multi-concept portfolio and allows us to evaluate and convert underperforming Macaroni Grill restaurants to Joe's Crab Shacks or Brick House Tavern + Taps, as needed, for an estimated $500,000 savings on investment per restaurant location as compared to a new construction. With the vast majority of Macaroni Grill's located in desirable markets for both Joe's and Brick House and the typical site footprint closely matched with Joe's and Brick House, we believe Macaroni Grill restaurants represent an ideal complement to our real estate portfolio and provide us flexibility to realize conversion opportunities.

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  Franchise Opportunities.  Our acquisition of Macaroni Grill added a franchise element to our business that provides an opportunity for us to explore franchise opportunities across our brands both in the United States and internationally. We believe we will be able to utilize our current Macaroni Grill franchisee relationships and develop new relationships with well capitalized franchisee candidates to allow us to grow the franchising component of our business.

        For fiscal year 2013, we target opening as many as 12 new Company-owned restaurants, the vast majority of which will be new Joe's Crab Shack restaurants, and may convert as many as four existing restaurants to either a Joe's Crab Shack or a Brick House Tavern + Tap. Historically, our new restaurant growth had been substantially weighted towards new Joe's Crab Shack restaurants. However, given the compelling new unit volumes and returns recently achieved at our Brick House Tavern + Tap restaurants and the addition of the Macaroni Grill brand, we are in the process of evaluating our future growth strategy. We do not currently anticipate opening any new Company-owned Macaroni Grill's while we are in the process of transforming the brand.

        Focus on Comparable Restaurant Sales Growth.    We believe the following strategies have contributed to our successful growth and will allow us to generate comparable restaurant sales growth in the future:

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  Continuous Menu Innovation.  We believe menu innovation is a critical factor in building guest loyalty and frequency. Both Joe's Crab Shack and Brick House Tavern + Tap have signature food and beverage offerings and a tradition of consistent menu innovation, and we are currently in the process of refining and introducing new offerings at Romano's Macaroni Grill. New menu items are introduced at both Joe's and Brick House at least twice a year, but are commonly introduced more often as we continue to focus on constant innovation. We test new menu items in restaurants across several diverse geographies before they are introduced into the broader base of restaurants, while maintaining the ability to go to market quickly with a deep inventory of new items. As we did at Joe's Crab Shack with Steampots, we intend to offer guests at Macaroni Grill an opportunity to trade into a more premium product offering while improving on the quality of their current favorite menu items. We are in the process of creating a number of new menu items in our Macaroni Grill restaurants, including braisers that contain slow-cooked meats served tableside, and we expect to introduce new menu items at Macaroni Grill on a regular basis as we transform the brand. We have successfully introduced new and innovative items at both Joe's and Brick House and plan to continue our tradition of menu innovation at both. We will also apply the same strategy of innovation to Romano's Macaroni Grill, including the introduction of updated high frequency classics, new product upgrades, daily kitchen specials and a focus on wine.

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  Marketing our Restaurant Brands.  We believe that our marketing strategies will continue to increase brand awareness while driving new guest trial and repeat guest visits. Our current marketing strategy for Joe's Crab Shack is supported by quantitative analysis that is designed to increase comparable restaurant sales and guest count, as well as build the brand for the future. Our marketing efforts are aimed at maintaining the focus on "celebratory occasions" but increasing frequency through everyday enjoyable moments. We advertise using a national cable platform, which provides television advertising reach to our Joe's Crab Shack restaurants. These national marketing efforts are complemented by a combination of local marketing programs and social media. Brick House Tavern + Tap is primarily marketed through local marketing, digital media and social media outlets. We are in the process of revamping the Macaroni Grill marketing plan and intend to optimize media and take our new and improved brand story national by shifting from local television efforts to national cable. By repurposing Macaroni Grill media dollars towards national cable, we expect to cover all of our domestic Macaroni Grill restaurants, as opposed to an average of only 61% of Macaroni Grill restaurants that were covered prior to the acquisition. We also promote each brand using other in-restaurant sales initiatives, which are typically focused on new products and are not price point promotions.

  •
  Driving Guest Satisfaction.  We believe our focus on menu innovation and guest service has contributed to Joe's Crab Shack's overall guest satisfaction. At Joe's Crab Shack, we use third-party research consisting of feedback from more than 40,000 guests, to develop operational initiatives, which we expect will continue to deliver high levels of guest satisfaction. We implemented a similar program at Brick House Tavern + Tap during the fourth quarter of fiscal year 2011 and expect to introduce a similar program at Macaroni Grill in the near future. We are also in the process of making changes to the service, atmosphere and operations of Macaroni Grill, which we believe will enhance guest satisfaction and create a premium experience that will increase the number of repeat Macaroni Grill customers. We believe improving guest satisfaction will continue to build loyalty and lead to increased sales from our guests.

        Leverage our Scale to Enhance our Profitability.    We believe we have a scalable infrastructure and can continue to expand our margins as we execute our strategy. While each of our three brands have independent field operations, we use our shared services platform to handle many of the administrative functions for all brands. In connection with our acquisition of Macaroni Grill, we expect to realize further savings due to administrative synergies, as well as extra benefits of economies of scale, which we plan to utilize as we continue to integrate the brand. Such benefits include, but are not limited to, our ability to cost efficiently employ the most sought after advertising and marketing agencies for all of our brands and efficiencies associated with being able to utilize a single distribution model for all of our restaurants. Our leverageable structure should further our ability to enhance our profitability as we grow.

Principal and Selling Stockholder

        One of the selling stockholders, J.H. Whitney VI, L.P., or "J.H. Whitney VI," an affiliate of J.H. Whitney Capital Partners, LLC, or "J.H. Whitney," currently owns approximately 68% of our common stock. Following completion of this offering, J.H. Whitney VI will own approximately        % of our outstanding common stock, or approximately        % if the underwriters' option to purchase additional shares is fully exercised. As a result, J.H. Whitney VI will continue to be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See "Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock." However, to the extent the ownership of J.H. Whitney VI is less than 50% following the completion of this offering, the Company will no longer be a "controlled company" under The NASDAQ Stock Market corporate governance standards. See "Management—Corporate Governance—Controlled Company."

        J.H. Whitney is a Connecticut-based private equity firm whose affiliated investment funds have current investments and remaining committed capital totaling $1.3 billion. J.H. Whitney focuses on investing in small and middle market companies with strong growth prospects in a number of industries.

Company History and Information

        The first Joe's Crab Shack was opened in Houston, Texas in 1991. Landry's Restaurants, Inc., or "Landry's," acquired Joe's Crab Shack in 1994. On October 13, 2006, in connection with the purchase by JCS Holdings, LLC, an entity controlled by J.H. Whitney VI, of 120 Joe's Crab Shack restaurants from Landry's, which we refer to as the "Landry Acquisition," we changed our name to Joe's Crab Shack Holdings, Inc. In 2008, we developed our second brand, Brick House Tavern + Tap. With the addition of the Brick House brand, on July 7, 2009, we changed our name to Ignite Restaurant Group, Inc.

        In May 2012, we completed an initial public offering, or the "IPO," of 6,438,087 shares of common stock sold by us (inclusive of 865,384 shares of common stock from the full exercise of the overallotment option granted to the underwriters) and 196,528 shares of common stock sold by our previous parent, JCS Holdings, LLC, or "JCS Holdings." The price of the shares sold in the IPO was $14.00 per share. We did not receive any proceeds from the sale of shares by JCS Holdings. The total proceeds to us, net of underwriters' discounts and commissions and other fees and expenses, were approximately $81.1 million. We used the proceeds from the IPO, together with cash on hand, to prepay a portion of our then outstanding senior secured credit facility, to pay a J.H. Whitney a fee in connection with the termination of a management agreement and for other general corporate purposes. In connection with the IPO we effected a 19,178.226-for-1 stock split. Immediately after completion of the IPO, JCS Holdings, distributed substantially all of the shares of our common stock then held by it and/or the cash proceeds received in the IPO to the holders of its Series A preferred units and its common units in accordance with the provisions then in effect of the Third Amended and Restated Limited Liability Company Agreement of JCS Holdings, LLC, as amended. JCS Holdings continues to hold shares equal to less than one percent of our outstanding common stock for the benefit of certain of our officers and directors who continue to hold unvested common units in JCS Holdings.

        On April 9, 2013, we completed our acquisition, referred to herein as the "acquisition," of Romano's Macaroni Grill from private equity firm Golden Gate Capital, management and other investors. The final purchase price remains subject to additional working capital and post-closing adjustments. In connection with and to finance the acquisition, on April 9, 2013, we entered into an amendment to our revolving credit facility and added a $50.0 million term loan facility. See "Unaudited Pro Forma Condensed Combined Financial Data."

        Our principal executive office is located at 9900 Westpark Drive, Suite 300, Houston, Texas 77063. Our telephone number is (713) 366-7500, and our website addresses are www.igniterestaurants.com, www.joescrabshack.com, www.brickhousetavernandtap.com and www.macaronigrill.com. The information contained on our websites are not deemed to be, and you should not consider such information to be, part of this prospectus.

Risk Factors

        Investing in shares of our common stock involves a high degree of risk. You should consider the information under the caption "Risk Factors" beginning on page 18 of this prospectus in deciding whether to purchase the common stock in this offering. Risks relating to our business include, among others:

  •
  our ability to successfully maintain increases in our comparable restaurant sales and average unit volumes;

  •
  our ability to successfully execute our growth strategy and open new restaurants that are profitable;

  •
  macroeconomic conditions;

  •
  our ability to compete with many other restaurants;

  •
  our ability to establish and maintain effective disclosure controls and procedures and internal controls over financial reporting;

  •
  the impact of legal proceedings and regulatory actions regarding the restatement;

  •
  changes in food and supply costs, including the cost of crab;

  •
  our ability to successfully integrate Macaroni Grill;

  •
  our ability to improve the performance of Macaroni Grill and realize the anticipated benefits of the acquisition;

  •
  our ability to expand Brick House; and

  •
  concerns regarding food safety and food-borne illness.

THE OFFERING

Common stock offered by the selling stockholders	shares
Option to purchase additional shares from the selling stockholders

The underwriter has an option to purchase a maximum of          additional shares of our common stock from the selling stockholders to cover overallotments. The underwriter may exercise this option at any time within 30 days from the date of this prospectus.

Common stock outstanding immediately after this offering	25,640,602 shares
Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. For additional information, see "Use of Proceeds."
Principal stockholder

Upon completion of this offering, J.H. Whitney VI will continue to own a controlling interest in us. Accordingly, we currently intend to continue to avail ourselves of the "controlled company" exemption under the corporate governance rules of The NASDAQ Stock Market.

Dividend policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness; therefore, we do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the terms of the agreements governing our indebtedness and may be further restricted by the terms of any future agreements governing our indebtedness. For additional information, see "Dividend Policy."

Symbol for trading on The NASDAQ Global Select Market	"IRG"
Risk factors

Investing in our common stock involves a high degree of risk. Please read carefully all of the information set forth in this prospectus, including the section entitled "Risk Factors" beginning on page 18 for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

As of June 1, 2013, 25,640,602 shares of our common stock are outstanding. Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering:

  •
  excludes 1,428,860 shares of our common stock reserved and available for future grants under our equity compensation plans;

  •
  excludes shares of our common stock issuable upon the exercise of 523,500 stock appreciation rights issued and outstanding, none of which are currently exercisable; and

  •
  assumes no exercise by the underwriters of their option to purchase up to          additional shares from the selling stockholders.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table provides a summary of our historical and unaudited pro forma consolidated financial and operating data for the periods and as of the dates indicated. The summary historical consolidated financial and operating data presented below for the fiscal years ended January 3, 2011, January 2, 2012 and December 31, 2012 and selected balance sheet data presented below as of December 31, 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical consolidated financial data for the twelve weeks ended March 26, 2012 and the thirteen weeks ended April 1, 2013 and the selected balance sheet data as of April 1, 2013 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of these data. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The unaudited pro forma combined financial data for the year ended December 31, 2012 and for the twenty-six weeks ended July 1, 2013 have been derived from the historical financial statements of us and Romano's Macaroni Grill for such periods, which are included elsewhere in this prospectus, after giving effect to our IPO in May 2012, our debt refinancing transactions in October 2012 and the acquisition and related financing transactions specified under "Unaudited Pro Forma Condensed Combined Financial Statements."

        Our fiscal year ends on the Monday nearest to December 31 of each year. Fiscal years 2011 and 2012 were 52-week years ended on January 2, 2012 and December 31, 2012, respectively, while fiscal year 2010 was a 53-week year ended on January 3, 2011. Prior to fiscal year 2013, the first three quarters of our fiscal year consisted of 12 weeks and our fourth quarter consisted of 16 weeks for 52-week fiscal years and 17 weeks for 53-week fiscal years. Commencing in fiscal year 2013, we changed our quarterly accounting periods to be comprised of 13 weeks, except in the case of a 53-week fiscal year for which the fourth quarter will be comprised of 14 weeks. As such, the twelve weeks ended March 26, 2012 and the thirteen weeks ended April 1, 2013 are not comparable.

        The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with "Risk Factors," "Selected Historical Consolidated Financial and Operating Data," "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our and Romano's Macaroni Grill's audited consolidated financial statements and our and Romano's Macaroni Grill's unaudited condensed consolidated financial statements and each of their related notes included elsewhere in this prospectus.

	Fiscal Year			Twelve Weeks Ended March 26, 2012(1)	Thirteen Weeks Ended April 1, 2013(1)
	2010	2011	2012
	(in thousands, except per share data)
Revenues	$351,327	$405,243	$465,056	$103,430	$118,240
Costs and expenses
Restaurant operating costs and expenses
Cost of sales	103,981	127,607	145,451	32,915	36,321
Labor expenses	98,162	111,721	127,331	28,047	31,907
Occupancy expenses	27,715	30,708	33,846	7,532	8,554
Other operating expenses	64,382	72,296	81,219	18,568	21,804
General and administrative	20,719	23,556	31,725	6,223	10,291
Depreciation and amortization	13,190	16,011	18,572	3,949	4,813
Pre-opening costs	4,627	4,855	3,871	1,528	1,091
Restaurant impairments and closures	909	333	115	49	17
Loss on disposal of property and equipment	3,242	1,295	2,296	89	195

Total costs and expenses	336,927	388,382	444,426	98,900	114,993

Income from operations	14,400	16,861	20,630	4,530	3,247
Interest expense, net	(3,831)	(9,215)	(9,366)	(1,997)	(395)
Gain (loss) on insurance settlements	589	1,126	(799)	—	300

Income before income taxes	11,158	8,772	10,465	2,533	3,152
Income tax expense (benefit)	1,456	(3,291)	1,751	648	967

Net income	$9,702	$12,063	$8,714	$1,885	$2,185

Per Share Data(2):
Net income (loss) per share:
Basic and diluted	$0.51	$0.63	$0.37	$0.10	$0.09
Weighted average shares outstanding:
Basic	19,178	19,178	23,328	19,178	25,624
Diluted	19,178	19,178	23,329	19,178	25,630

	Fiscal Year Ended
				Twelve Weeks Ended March 26, 2012	Thirteen Weeks Ended April 1, 2013
	January 3, 2011	January 2, 2012	December 31, 2012
	(dollars in thousands, except per share data)
Selected Other Data:
Restaurants open at end of period	126	135	144	138	146
Change in comparable restaurant sales(3)	4.9%	6.9%	2.2%	5.3%	(1.4)%
Average weekly sales	$54	$59	$63	$63	$63
Average unit volumes	$2,810	$2,970	$3,050	$714	$767
Restaurant-level profit margin(4)	16.6%	15.8%	16.9%	16.2%	16.9%
EBITDA(5)	$28,179	$33,998	$38,403	$8,479	$8,360
Adjusted EBITDA(5)	$39,352	$43,270	$51,991	$10,927	$11,233
Adjusted EBITDA margin(6)	11.2%	10.7%	11.2%	10.6%	9.5%
Capital expenditures	$32,420	$39,442	$44,226	$6,648	$8,947

	Fiscal Year Ended December 31, 2012	Twenty-Six Weeks Ended July 1, 2013*
	(in thousands)
Pro Forma Statement of Operations Data(7):
Pro forma revenues	$853,060	$
Pro forma total costs and expenses	$850,528	$
Pro forma net income (loss)	$2,292	$
Pro forma net income (loss) per share:
Basic	$0.09	$
Diluted	$0.09	$

Thirteen Weeks Ended April 1, 2013
Selected Balance Sheet Data**:
Cash and cash equivalents	$6,929
Working capital (deficit)	(12,856)
Total assets	201,438
Total debt	45,000
Total stockholders' equity(2)	$106,217

*
To be updated in Amendment No. 1 to this Registration Statement.

**
Does not include Romano's Macaroni Grill. Amendment No. 1 to this Registration Statement will include the balance sheet for the Company as of July 1, 2013, which will give effect to the acquisition and related financing transaction.

(1)
Commencing in fiscal year 2013, we changed our quarterly accounting periods to be comprised of 13 weeks as opposed to three 12 week quarters and one 16 or 17 week quarter. We did not believe it was practicable to recast the prior year quarter to 13 weeks. However we were able to recast revenues on a 13-week basis for the first quarter of fiscal year 2012. On a thirteen week comparable quarter for 2012, revenues would have been $113.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Change in Quarterly Accounting Periods."

(2)
Immediately prior to the completion of our IPO, we effected a 19,178.226-to-1 stock split. We also reduced the par value of our common stock from $1.00 per share to $0.01 per share. The share and per share information for 2008 to 2011 included in these consolidated financial statements were retroactively adjusted to reflect the stock split. We issued 6.4 million shares in relation to our IPO in May 2012 and received net proceeds of $81.1 million.

(3)
Our comparable restaurant base includes restaurants open for at least 104 weeks, or approximately 24 months. Change in comparable restaurant sales represents the change in period-over-period sales for the comparable restaurant base. On a thirteen week comparable quarter for 2012, change in comparable restaurant sales would have been 5.3%.

(4)
Restaurant-level profit margin represents revenues (x) less (i) licensing revenue not attributable to core restaurant operations, (ii) cost of sales, (iii) labor expenses, (iv) occupancy expenses, and (v) other restaurant operating expenses (y) plus deferred rent expense (as described in footnote 5(a) below). Restaurant-level profit is a supplemental measure of operating performance of our restaurants that does not represent and should not be considered as an alternative to net income or revenues as determined by U.S. generally accepted accounting principles, or U.S. GAAP, and our calculation thereof may not be comparable to that reported by other companies. Restaurant-level profit has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Management believes restaurant-level profit is an important component of financial results because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses restaurant-level profit as a key metric to evaluate our financial performance compared with our competitors, to evaluate the profitability of incremental sales and to evaluate our performance across periods.

	Fiscal Year Ended
				Twelve Weeks Ended March 26, 2012	Thirteen Weeks Ended April 1, 2013
	January 3, 2011	January 2, 2012	December 31, 2012
	(dollars in thousands)
Revenues	$351,327	$405,243	$465,056	$103,430	$118,240
Less: Licensing and other revenues	(373)	(584)	(340)	(65)	(65)

Restaurant sales(A)	$350,954	$404,659	$464,716	$103,365	$118,175

Restaurant operating costs and expenses
Cost of sales	103,981	127,607	145,451	32,915	36,321
Labor expenses	98,162	111,721	127,331	28,047	31,907
Occupancy expenses	27,715	30,708	33,846	7,532	8,554
Other operating expenses	64,382	72,296	81,219	18,568	21,804
Deferred rent expense	(1,597)	(1,806)	(1,536)	(447)	(398)

Restaurant-level profit(B)	$58,311	$64,133	$78,405	$16,750	$19,987

Restaurant-level profit margin(B÷A)	16.6%	15.8%	16.9%	16.2%	16.9%
(5)
EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA further adjusts EBITDA to reflect the additions and eliminations described in the table below. EBITDA and Adjusted EBITDA are supplemental measures of operating performance that do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation thereof may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of the limitations are:

•
EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•
EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•
EBITDA and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•
EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

  •
  other companies in the restaurant industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

  Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Adjusted EBITDA only supplementally. We further believe that our presentation of these U.S. GAAP and non-GAAP financial measurements provide information that is useful to analysts and investors because they are important indicators of the strength of our operations and the performance of our core business.

  As noted in the table below, Adjusted EBITDA includes adjustments for restaurant impairments and closures, gains and losses on disposal of property and equipment, gains on insurance settlements and pre-opening costs, among other items. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our restaurants and complicate comparisons of our internal operating results and operating results of other restaurant companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this offering, such as sponsor management fees. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day restaurant-level operations.

  Management and our principal stockholder use EBITDA and Adjusted EBITDA:

  •
  as a measurement of operating performance because they assist us in comparing the operating performance of our restaurants on a consistent basis, as both remove the impact of items not directly resulting from our core operations;

  •
  for planning purposes, including the preparation of our internal annual operating budget and financial projections;

  •
  to evaluate the performance and effectiveness of our operational strategies;

  •
  to evaluate our capacity to fund capital expenditures and expand our business; and

  •
  to calculate incentive compensation payments for our employees, including assessing performance under our annual incentive compensation plan.

In addition, this measurement is used by investors as a supplemental measure to evaluate the overall operating performance of companies in our industry. Management believes that investors' understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations from one period to the next and would ordinarily add back events that are not part of normal day-to-day operations of our business. By providing this non-GAAP financial measure, together with reconciliations, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives.

We also present Adjusted EBITDA because it is a measure which is used in calculating financial ratios in material debt covenants in our senior secured credit facility. Some of the adjustments included in Adjusted EBITDA are subject to certain limitations under our credit facility for purposes of calculating our debt covenants. For the fiscal quarter ending July 1, 2013, we are required to maintain a fixed charge coverage ratio (ratio of free cash flow to fixed charges) of

  1.35x and an effective leverage ratio (ratio of rent adjusted debt to Adjusted EBITDAR) of less than 5.50x. As of April 1, 2013, we had $45 million of outstanding borrowings under the revolving credit facility, outstanding letters of credit of approximately $2.8 million and the ability to borrow up to an additional $52.2 million under the revolving credit facility. Failure to comply with our material debt covenants could cause an acceleration of outstanding amounts under the credit facility and restrict us from borrowing amounts under the revolving credit facility to fund our future liquidity requirements. We believe that inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about how the covenants in those agreements operate. The material covenants in our senior secured credit facility are discussed further in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

  Adjusted EBITDA is calculated as follows:

	Fiscal Year Ended
				Twelve Weeks Ended March 26, 2012	Thirteen Weeks Ended April 1, 2013
	January 3, 2011	January 2, 2012	December 31, 2012
	(in thousands)
Net income	$9,702	$12,063	$8,714	$1,885	$2,185
Income tax expense	1,456	(3,291)	1,751	648	967
Interest expense, net	3,831	9,215	9,366	1,997	395
Depreciation and amortization	13,190	16,011	18,572	3,949	4,813

EBITDA	$28,179	$33,998	$38,403	$8,479	$8,360
Adjustments:
Deferred rent expense(a)	1,675	1,813	1,544	457	386
Restaurant impairments and closures(b)	909	333	115	49	17
Non-cash loss on disposal of property and equipment(c)	3,110	1,269	2,245	89	168
Sponsor management fees(d)	1,025	1,060	388	244	—
Loss (gain) on insurance settlements(e)	(589)	(1,126)	799	—	(300)
Restatement expenses(f)	—	—	1,873	—	—
Pre-opening costs(g)	4,627	4,855	3,871	1,528	1,091
Transaction costs(h)	—	579	1,714	40	1,018
Stock-based compensation(i)	44	36	628	9	215
Other expenses(j)	372	453	411	32	278

Adjusted EBITDA	$39,352	$43,270	$51,991	$10,927	$11,233

(a)
Deferred rent expense represents the non-cash rent expense calculated as U.S. GAAP rent expense in any year less amounts payable in cash under the leases during the year. In measuring our operational performance, we focus on our cash rent payments. See Note 2 to our audited consolidated financial statements for additional details.

(b)
Impairment charges were recorded in connection with the determination that the carrying value of certain of our restaurants exceeded their estimated fair value. Also consists of expenses incurred following the closure of restaurants. See Note 2 to our audited consolidated financial statements for additional details.

(c)
Loss (gain) on disposal of property and equipment represents the net book value of property and equipment less proceeds received, if applicable, on assets abandoned or sold.

(d)
Sponsor management fees consist of fees and expenses paid to J.H. Whitney under the management services agreement. We terminated this agreement in connection with the completion of the IPO during fiscal year 2012.

(e)
Gain on insurance settlements consists of proceeds in excess of the net book value of assets lost and related costs from property insurance claims at restaurants temporarily closed due to hurricane damage, flooding and/or foundational issues and other insurance recoveries.

(f)
Restatement expenses consists of non-recurring expenses related to our restatement that was completed in October 2012.

(g)
Pre-opening costs include expenses directly associated with the opening of new restaurants and are incurred prior to the opening of a new restaurant. See Note 2 to our audited consolidated financial statements for additional details.

(h)
Transaction costs consist of fees and expenses related to corporate transactions such as debt or equity issuances, including the IPO, amendments to debt agreements or acquisitions.

(i)
Stock-based compensation consists of expense for stock-based compensation awards, which is equal to the fair value of the awards at grant date, incurred ratably over the requisite service period.

(j)
Other expenses consist of costs related to abandoned new restaurant developments, fees payable to the agent under historic credit facilities, and compensation and expenses paid to certain members of our board of directors and, prior to the IPO, the management committee of our former parent company, JCS Holdings.
(6)
Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to total revenues. We present Adjusted EBITDA margin because it is used by management as a performance measurement of Adjusted EBITDA generated from total revenues. See footnote 5 above for a discussion of Adjusted EBITDA as a non-GAAP measure and a reconciliation of net income to EBITDA and Adjusted EBITDA.

(7)
Derived from our unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2012 and the twenty-six weeks ended July 1, 2013, which are included elsewhere in this prospectus. See "Unaudited Pro Forma Condensed Combined Financial Statements."

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before you purchase our common stock, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and accompanying notes. If any of the following risks actually occur, our business, financial condition, results of operation or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

You should not rely on past increases in our comparable restaurant sales or our average unit volumes as an indication of our future results of operations because they may fluctuate significantly.

        A number of factors have historically affected, and will continue to affect, our comparable restaurant sales and average unit volumes, including, among other factors:

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  our ability to execute our business strategy effectively;

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  unusually strong initial sales performance by new restaurants;

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  competition;

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  consumer trends and confidence;

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  introduction of new menu items; and

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  regional and national macroeconomic conditions.

        Our comparable restaurant sales and average unit volumes may not increase at rates achieved over the past several fiscal years. In addition, our comparable restaurant sales and average unit volumes will likely be impacted by the addition of Macaroni Grill restaurants, and we may not be able to successfully transform and integrate the new brand. Changes in our comparable restaurant sales and average unit volumes could cause the price of our common stock to fluctuate substantially.

If we fail to execute our growth strategy, which partially depends on our ability to open new restaurants that are profitable, our business could suffer.

        One of the key means of achieving our growth strategies will be through opening new restaurants and operating those restaurants on a profitable basis. We expect this to be the case for the foreseeable future. For fiscal year 2013, we target opening as many as 12 new Joe's Crab Shack and/or Brick House restaurants. Because of the economic downturn, there are fewer new developments, such as shopping centers, being constructed, which reduces the supply of new restaurant locations. As a result, competition for prime locations is intense and the prices commanded for such locations have remained high. There is no guarantee that a sufficient number of locations will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. Delays or failures in opening new restaurants, or achieving lower than expected sales in new restaurants, could materially adversely affect our growth strategy. Once we have identified suitable restaurant sites, our ability to open new restaurants successfully and on the development schedule we anticipate will also depend on numerous other factors, some of which are beyond our control, including, among other items, the following:

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  our ability to secure suitable new restaurant sites;

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  our ability to control construction and development costs of new restaurants;

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  our ability to negotiate suitable lease terms;

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  our ability to secure required governmental approvals and permits in a timely manner and any changes in local, state or federal laws and regulations that adversely affect our costs or ability to open new restaurants;

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  the cost and availability of capital to fund construction costs and pre-opening expenses;

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  consumer acceptance of our new restaurants; and

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  limitations under our current and future credit facilities.

        Although we target specified new restaurant average unit volumes, cash on cash returns and capital investment for our brands, new restaurants may not meet these targets. Any restaurant we open may not be profitable or achieve operating results similar to those of our existing restaurants. We may not be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure, or be able to hire or retain the necessary management and operating personnel. Our existing restaurant management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel.

        There is also the potential that some of our new restaurants will be located near areas where we have existing restaurants, thereby reducing the revenues of such existing restaurants.

Macroeconomic conditions could adversely affect our ability to increase the sales and profits of existing restaurants or to open new restaurants.

        Although the global economy showed signs of recovery in 2012, the United States may continue to suffer from depressed economic activity. Recessionary economic cycles, higher fuel and other energy costs, lower housing values, low consumer confidence, inflation, increases in commodity prices, higher interest rates, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect discretionary consumer spending could adversely affect our revenues and profit margins and make opening new restaurants more difficult. Our guests may have lower disposable income and reduce the frequency with which they dine out. This could result in reduced guest traffic, reduced average checks or limitations on the prices we can charge for our menu items, any of which could reduce our sales and profit margins. In addition, many of our Joe's Crab Shack restaurants are located in areas that we consider tourist or vacation destinations. Therefore, in those locations, we depend in large part on vacation travelers to frequent our Joe's Crab Shack restaurants, and such destinations typically experience a reduction in visitors during economic downturns, thereby reducing the potential guests that could visit our restaurants. Also, businesses in the shopping vicinity in which some of our restaurants are located may experience difficulty as a result of macroeconomic trends or cease to operate, which could, in turn, further negatively affect guest traffic at our restaurants. All of these factors could have a material adverse impact on our results of operations and growth strategy.

Our success depends on our ability to compete with many other restaurants.

        The restaurant industry is intensely competitive, and we compete with many well-established restaurant companies on the basis of food taste, price of products offered, guest service, atmosphere, location and overall guest experience. Our competitors include restaurant chains and individual restaurants that range from independent local operators to well-capitalized national and regional restaurant companies. Our Joe's Crab Shack restaurants compete against other casual seafood restaurants, including national and regional chains and local seafood restaurants, as well as against casual dining restaurants that provide a different type of food. Our Brick House Tavern + Tap restaurants compete against casual restaurants in the bar and grill segment and restaurants in the casual dining segment. Our Macaroni Grill restaurants compete against local, regional and national

Italian restaurants, as well as restaurants in the casual dining segment that serve food other than Italian.

        Some of our competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in the restaurant industry better than we can. Other competitors are local restaurants that in some cases have a loyal guest base and strong brand recognition within a particular market. As our competitors expand their operations or as new competitors enter the industry, we expect competition to intensify. Should our competitors increase their spending on advertising and promotions, we could experience a loss of guest traffic to our competitors. Also, if our advertising and promotions become less effective than those of our competitors, we could experience a material adverse effect on our results of operations. We also compete with other restaurant chains and other retail businesses for quality site locations, management and hourly employees.

Our failure to establish and maintain effective disclosure controls and procedures and internal controls over financial reporting contributed to the restatement of our previously issued financial statements. If we fail to remediate material weaknesses in our internal controls over financial reporting or otherwise establish and maintain effective internal controls over financial reporting and disclosure controls and procedures, we may have additional material misstatements in our financial statements and we may not be able to report our financial results in a timely manner.

        Our CEO and CFO performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures and concluded that they were not effective as of April 1, 2013 as a result of the material weaknesses in our internal controls over financial reporting described below. A "material weakness" is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected in a timely basis. The following material weaknesses were identified in connection with the restatement of our previously issued financial statements:

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  lack of sufficient qualified accounting and tax personnel;

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  lack of adequate supervision;

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  lack of effective controls over the accounting for leases; and

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  lack of effective controls over the existence, completeness and accuracy of fixed assets and related depreciation and amortization expense.

        Management previously concluded that there was a material misstatement that occurred and determined it appropriate to restate its previously issued financial statements as of January 3, 2011 and January 2, 2012 and for the years ended December 28, 2009, January 3, 2011 and January 2, 2012 and as of March 26, 2012 and for the twelve week periods ended March 28, 2011 and March 26, 2012. These material weaknesses in our internal controls over financial reporting contributed to the restatement of our previously issued financial statements. We have taken and continue to take steps to remediate the identified material weaknesses, and we will continue to review our internal controls over financial reporting in the areas identified above and other areas and update our accounting policies and procedures accordingly. However, there is no guarantee that additional material weaknesses will not be identified in the future or that any of these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In particular, if the material weaknesses described above are not remediated, they could result in a misstatement of our accounts and disclosures that could result in a material misstatement to our annual or interim consolidated financial statements in future periods that would not be prevented or detected. If our financial statements are not timely or accurate, then, in addition to the risks described above, investors may lose confidence in our reported information and our ability to prevent fraud, we could be delisted from NASDAQ and we could lose our ability to access capital markets. For further discussion of our disclosure controls and procedures and internal controls over financial reporting, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Controls and Procedures."

        We have not completed the formal evaluation of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 because we are not currently required to do so. Our first Section 404 report will be prepared in connection with our Annual Report on Form 10-K for the fiscal year ending December 30, 2013. We cannot assure you that we will not uncover additional material weaknesses as of December 30, 2013 following this review. Also, until fully remediated, the control deficiencies outlined above could result in a material misstatement to our future annual or interim financial statements that would not be prevented or detected. In addition, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 until the date we are no longer an "emerging growth company" as defined in the JOBS Act, if we continue to take advantage of the exemptions contained in the JOBS Act. We expect that we will remain an "emerging growth company" until the earliest of (i) the last day of our fiscal year following the fifth anniversary of our IPO; (ii) the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and (iv) the date on which we are deemed to be a "large accelerated filer," which will occur at such time as we have (1) an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (2) been required to file annual, quarterly and current reports under the Exchange Act of 1934, as amended, or the Exchange Act, for a period of at least 12 calendar months, and (3) filed at least one annual report pursuant to the Exchange Act. As a result, we may qualify as an "emerging growth company" until as late as May 10, 2017. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Legal proceedings or regulatory actions commenced in connection with the restatement could require us to incur significant costs and have an adverse impact on our business, financial condition and results of operations.

        On July 18, 2012, we announced our intention to restate our financial statements for the years ended December 28, 2009, January 3, 2011 and January 2, 2012 and the related interim periods. As a result of the restatement, on July 20, 2012, a putative class action complaint was filed in the U.S. District Court for the Southern District of Texas against us, certain of our current directors and officers and the underwriters in the IPO. The plaintiffs allege that all the defendants violated Section 11 of the Securities Act of 1933 (the "Securities Act"), and certain of our directors and officers have control person liability under Section 15 of the Securities Act, based on allegations that in light of the July 18, 2012 restatement announcement, our IPO registration statement and prospectus contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. The plaintiffs seek unspecified compensatory damages and attorneys' fees and costs. We have filed a motion to dismiss the case and will continue to vigorously defend the lawsuit. However, we are unable to predict the outcome of this case and any future related cases. In addition to the IPO litigation, we may become subject to additional scrutiny from, or formal investigations by, regulatory authorities such as the SEC or additional civil litigation, all of which could require us to incur significant legal expenses, pay fines or other penalties or damages and divert time, money and other valuable resources away from our operations and, thereby, harm our business.

Changes in food and supply costs, including the cost of crab, could adversely affect our results of operations.

        Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Operating margins for our restaurants are subject to changes in the price and availability of food commodities, including crab, shrimp, lobster and other seafood. In fiscal year 2012, Queen Crab, Snow Crab, Dungeness Crab, King Crab, lobster and shrimp accounted for approximately 49% of our total food purchases. Any increase in food prices, particularly for these food items, could adversely affect our operating results. In light of our acquisition of Romano's Macaroni Grill, we expect our total food purchases to become more heavily weighted towards items such as beef, chicken, flour and other items that have historically comprised a smaller portion of our food costs, and such items may subject us to additional volatility in price and availability. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as weather conditions (including hurricanes), oil spills, fisherman strikes, food safety concerns, costs of distribution, product recalls and government regulations. Furthermore, the introduction of or changes to tariffs on seafood, such as imported crab and shrimp or other food products, could increase our costs and possibly impact the supply of those products. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu items and prices, and a failure to do so could adversely affect our operating results. In addition, because our menu items are moderately priced, we may not seek to or be able to pass along price increases to our guests. If we adjust pricing there is no assurance that we will realize the full benefit of any adjustment due to changes in our guests' menu item selections and guest traffic.

We may be unsuccessful integrating the Macaroni Grill business with our existing businesses and such process may be costly and time consuming, and we may not realize anticipated synergies and cost savings.

        On April 9, 2013, we closed the acquisition of Romano's Macaroni Grill. The acquisition and integration of Macaroni Grill involves a number of risks. The core risks relate to the valuation of the Macaroni Grill business and managing the complex process of integrating Macaroni Grill's restaurants, people, brand, technology and other assets so as to realize our projected value of Macaroni Grill and the synergies and cost savings anticipated by us to be realized in connection with the acquisition. The integration process may be costly and time consuming. The process of integrating the operations of Macaroni Grill could cause an interruption of, or loss of momentum in, the activities of our other restaurant brands and the possible loss of key personnel. Other risks include the potential inaccurate assessment of disclosed liabilities, potential inconsistencies in standards, controls, procedures and policies, including internal control and regulatory requirements under the Sarbanes-Oxley Act of 2002, and personnel turnover.

        In addition, the diversion of management's attention and any delays or difficulties encountered in connection with the acquisition and the integration of Macaroni Grill's operations with ours could have an adverse effect on our financial position and results of operations.

        Due to the timing of the acquisition, the results of operations of Macaroni Grill are not yet included in our historical financial and operating data contained in this prospectus, and the unaudited pro forma combined condensed financial statements contained in this prospectus are presented for informational purposes only and do not purport to represent our actual financial condition or results of operations if the acquisition had been completed as of the dates or for the periods indicated or that may be achieved as of any future date or for any future period. We may not be able to maintain the levels of revenue, earnings or operating efficiency that we and Macaroni Grill have achieved or might have achieved separately.

Macaroni Grill has experienced significant declines in total revenues in the last several years and we may not be able to reverse these trends or realize the anticipated benefits of the acquisition for the Company.

        Macaroni Grill's revenues have steadily declined in the last several years, including a decline of approximately 26% over its last three fiscal years, from $524.4 million in fiscal 2010, to $437.7 million in fiscal 2011 and to $395.4 million in fiscal 2012. While we are implementing a number of measures to transform the Macaroni Grill brand, there can be no assurance that these measures will be successful. One of these measures, for example, is that we expect to introduce a revamped menu in our Macaroni Grill restaurants in August 2013 and are currently reintroducing many of the original brand elements of Macaroni Grill. These measures or any other changes we implement may not increase guest traffic at or improve the performance of our Macaroni Grill restaurants. Accordingly, it is possible that the trend of declining revenues experienced in prior years will continue. In addition, this transformation may also result in unexpected expenses and losses or divert significant financial resources that would otherwise be available for ongoing development of existing brands.

        Furthermore, at the time of the acquisition, we made certain assumptions as to how we would increase the revenues generated by Macaroni Grill restaurants and as a result, the cash flows of the Company. Our actual results could differ materially from those derived from such assumptions. If we are unable to improve the performance of our Macaroni Grill restaurants, the financial position and operating results of the Company may be adversely impacted and we will not realize the anticipated benefits of the acquisition. Even if our transformation efforts are successful, it may take a significant period of time for these efforts to result in increased revenues or comparable store sales growth for Macaroni Grill or for us to realize the anticipated benefits of the acquisition.

Brick House is a newer and still evolving brand and our plans to expand Brick House may not be successful.

        While Joe's, Brick House and Macaroni Grill are subject to the risks and uncertainties described herein, there is an enhanced level of risk and uncertainty related to the expansion of Brick House, our most newly developed brand. While Brick House has grown to 15 locations since its founding in 2008, it is still evolving and has not yet proven its long-term growth potential.

        Initially, we opened Brick House restaurants across a broad range of geographies with the intent of optimizing the brand prior to a continued build out. While we continue to incorporate key insights into our new restaurant rollout plans, we believe the brand is now positioned for expansion. However, there can be no assurance that the enhancements we intend to implement as part of the brand optimization process will be successful or that additional new restaurant growth will occur. Brick House will be subject to the risks and uncertainties that accompany any emerging restaurant brand. If Brick House fails to expand and/or continue generating profits, our operating results could suffer.

Food safety and food-borne illness concerns may have an adverse effect on our business.

        Food safety is a top priority, and we dedicate substantial resources to ensure that our guests enjoy safe, quality food products. However, food-borne illnesses, such as salmonella, E. coli, hepatitis A, trichinosis or "mad cow disease," and food safety issues have occurred in the food industry in the past, and could occur in the future. In addition, publicity regarding certain illnesses and contaminations related to seafood, including high levels of mercury or other carcinogens, oil contaminations, vibrio vulnificus and the Norwalk virus could affect consumer preferences and the consumption of seafood. Any report or publicity linking us to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our brands and reputation as well as our revenues and profits. Even instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of our competitors could result in negative publicity about the food service industry or seafood restaurants generally and adversely impact our sales.

        In addition, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple locations would be affected rather than a single restaurant. Although we inspect food products when they are delivered to us, we cannot assure that all food items are properly maintained during transport throughout the supply chain and that our employees will identify all products that may be spoiled and should not be used in our restaurants. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise, such as "mad cow disease," which could give rise to claims or allegations on a retroactive basis. In addition, our industry has long been subject to the threat of food tampering by suppliers, employees or guests, such as the addition of foreign objects in the food that we sell. Reports, whether or not true, of injuries caused by food tampering have in the past severely injured the reputations and brands of restaurant chains in the quick service restaurant segment and could affect us in the future as well. If our guests become ill from food-borne illnesses, we could also be forced to temporarily close some restaurants. Furthermore, any instances of food contamination, whether or not at our restaurants, could subject us or our suppliers to a food recall pursuant to the Food and Drug Administration Food Safety Modernization Act.

Changes in consumer preferences could harm our performance.

        Consumer preferences often change rapidly and without warning, moving from one trend to another among many product or retail concepts. We also depend on trends regarding away-from-home dining. Consumer preferences towards away-from-home dining or certain food products might shift as a result of, among other things, health concerns or dietary trends related to cholesterol, carbohydrate, fat and salt content of certain food items, including crab or other seafood items, in favor of foods that are perceived as more healthy. Our menu is currently comprised of crab and other menu items and a change in consumer preferences away from these offerings would have a material adverse effect on our business. Negative publicity over the health aspects of such food items may adversely affect demand for our menu items and could result in lower guest traffic, sales and results of operations.

If we fail to continue to develop and maintain our restaurant brands, our business could suffer.

        We believe that maintaining and developing our restaurant brands are critical to our success and our growth strategy, and that the importance of brand recognition is significant as a result of competitors offering products similar to our products. We have made significant marketing expenditures to create and maintain brand loyalty as well as to increase awareness of our brands. In addition, we intend to make additional marketing expenditures to revamp the newly acquired Macaroni Grill brand. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase our future sales or implement our business strategy.

        Any incident that erodes consumer affinity for our brands could significantly reduce their respective values and damage our business. If guests perceive or experience a reduction in food quality, service or ambiance, or in any way believe we failed to deliver a consistently positive experience, our brand value could suffer and our business may be adversely affected.

The impact of new restaurant openings could result in fluctuations in our financial performance.

        As discussed above, for fiscal year 2013, we target opening as many as 12 new restaurants and may convert as many as four additional restaurants. New restaurants typically experience an adjustment period before sales levels and operating margins normalize. When our new restaurants open, they typically encounter startup costs, but also significant guest traffic and, therefore, high sales in their initial months. However, over time, these new restaurants may experience a decrease in guest traffic and sales compared to their opening months. Accordingly, sales achieved by new or converted restaurants may not be indicative of future operating results. Also, due to the foregoing factors, results for any one fiscal quarter are not necessarily indicative of results to be expected for any other fiscal quarter or for a full fiscal year.

We rely heavily on certain vendors, suppliers and distributors, which could adversely affect our business.

        Our ability to maintain consistent price and quality throughout our restaurants depends in part upon our ability to acquire specified food products and supplies in sufficient quantities, especially with respect to shellfish such as crab. While our seafood offerings are generally caught from government regulated fisheries, crab and other fish are caught in the wild, which could cause volatility in supply. In some cases, we may have only one supplier or a limited number of suppliers for a particular food product. For example, Macaroni Grill currently relies on a single supplier for a portion of its food inventory. While we are in the process of obtaining second and sometimes third supply sources for each item, as well as domestic source suppliers for items that are produced internationally, we may be unsuccessful in obtaining such additional sources. We cannot make assurances regarding the continued supply of our food items since we do not have control over the businesses of our suppliers. Furthermore, such food items are perishable, and we cannot assure that such items will be delivered by such third parties in appropriate condition for sale in our restaurants. In addition, we rely on one primary distributor to deliver products to our Joe's Crab Shack and Brick House Tavern + Tap restaurants, and expect to consolidate our Macaroni Grill restaurants with such distributor by the end of August 2013. If any of these vendors, our other suppliers or our distributor is unable to fulfill their obligations, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which would materially harm our business.

        In addition, we use various third-party vendors to provide, support and maintain most of our management information systems. We also outsource certain accounting, payroll and human resources functions to business process service providers. Such third-party vendors may not be able to handle the volume of activity or perform the quality of service necessary for our operations. The failure of such vendors to fulfill their support and maintenance obligations or service obligations could disrupt our operations. Furthermore, the outsourcing of certain of our business processes could negatively impact our internal control processes.

Approximately 41% of our restaurants are located in California, Florida and Texas and, as a result, we are sensitive to economic and other trends and developments in those states.

        As of June 30, 2013, 139 of our 336 restaurants were spread across California (43), Florida (40) and Texas (56). As a result, we are particularly susceptible to adverse trends and economic conditions in those states, including their labor markets. In addition, given our geographic concentration in these states, negative publicity regarding any of our restaurants in such states could have a material adverse effect on our business and operations, as could other occurrences in these regions such as local competitive changes, changes in consumer preferences, local strikes, new or revised laws or regulations, energy shortages or increases in energy prices, droughts, hurricanes, fires, floods or other natural disasters.

        In addition, many of our restaurants in California and Florida are located in areas that we consider tourist or vacation destinations. Therefore, we depend in large part on vacation travelers to frequent our restaurants in these locations. Any change in consumer preferences away from California and Florida as their choice of destination could have a material adverse effect on our business and results of operation.

Allergy concerns relating to crab and other shellfish items could affect consumer preferences and could negatively impact our results of operations.

        Many of our food items contain crab or other shellfish items. In recent years, there has been negative publicity concerning, shellfish and other food allergies. This negative publicity, as well as any other negative publicity concerning food products we serve, may adversely impact demand for our food and could result in a decrease in guest traffic to our restaurants. Owing to the severe nature of certain shellfish allergies, shellfish have recently been identified by the U.S. Food and Drug Administration as a significant allergen. The introduction of seafood and shellfish labeling regulations to the restaurant industry could cause us to modify the operations or atmosphere of our restaurants, which could adversely affect our business and brand differentiation.

Health concerns arising from outbreaks of viruses may have a material adverse effect on our business.

        The United States and other countries have experienced, and may experience in the future, outbreaks of viruses, such as H1N1, avian influenza, SARS and various other forms of influenza. To the extent that a virus is transmitted by human-to-human contact, our employees or guests could become infected, or could choose to, or be advised to avoid gathering in public places and avoid eating in restaurant establishments, which could adversely affect our business.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

        We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our restaurants. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. While we utilize our personnel, as well as a variety of hardware and software, to monitor our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

We may incur costs resulting from breaches of security of confidential guest information related to our electronic processing of credit and debit card transactions.

        The majority of our restaurant sales are by credit or debit cards. Other retailers have experienced security breaches in which credit and debit card information has been stolen. Although we use secure private networks to transmit confidential information, third parties may have the technology or know-how to breach the security of the guest information transmitted in connection with credit and debit card sales, and our security measures and those of technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person is able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our operations. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse impact on our financial condition, results of operations and cash flows. Further, adverse publicity resulting from these allegations could significantly harm our reputation and may have a material adverse effect on us and our restaurants.

We depend upon our executive officers and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

        We believe that we have benefited substantially from the leadership and experience of our executive officers, including our Chief Executive Officer, Raymond A. Blanchette, III, and President and Chief Financial Officer, Michael J. Dixon. The loss of the services of any of our executive officers could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis. In addition, any such departure could be viewed in a negative light by investors and analysts, which could cause our common stock price to decline. As our business expands, our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified executive-level personnel. Our inability to attract and retain qualified executive officers in the future could impair our growth and harm our business.

We are dependent on attracting and retaining qualified employees while also controlling labor costs.

        We are dependent upon the availability of qualified restaurant personnel. Our future performance will depend on our ability to attract, motivate and retain our brand presidents, regional vice presidents, directors of operations and restaurant-level managers. Competition for these employees is intense. The loss of the services of members of our restaurant management team or the inability to attract additional qualified personnel as needed could materially harm our business.

        In addition, availability of staff varies widely from restaurant to restaurant. In fiscal year 2012, our restaurant manager turnover rate was 27% and our hourly restaurant employee turnover at our comparable restaurants was 100%. If restaurant management and staff turnover trends increase, we could suffer higher direct costs associated with recruiting, training and retaining replacement personnel. Moreover, we could suffer from significant indirect costs, including restaurant disruptions due to management changeover and potential delays in new restaurant openings or adverse guest reactions to inadequate guest service levels due to staff shortages. Competition for qualified employees may exert upward pressure on wages paid to attract such personnel, resulting in higher labor costs, together with greater recruitment and training expense.

        We must comply with the Fair Labor Standards Act and various federal and state laws governing employment matters, such as minimum wage, tip credit allowance, overtime pay practices, child labor laws and other working conditions and citizenship requirements. Federal, state and municipal laws may also require us to provide new or increased levels of employee benefits to our employees, many of whom are not currently eligible for such benefits. Many of our employees are hourly workers whose wages are likely to be affected by an increase in the federal or state minimum wage or changes to the tip credit allowance. Proposals have been made, and continue to be made, at federal and state levels to increase minimum wage levels, including changes to the tip credit allowance. An increase in the minimum wage or a change in the tip credit allowance may require an increase or create pressure to increase the pay scale for our employees. In addition, while we take certain measures to operate our restaurants in strict compliance with federal immigration regulations and the requirements of certain states, some of our employees, especially given the location of many of our restaurants, may fail to meet federal work authorization or residency requirements, which could result in disruptions in our work force, sanctions against us and adverse publicity. A shortage in the labor pool or other general inflationary pressures or changes could also increase our labor costs. A shortage in the labor pool could also cause our restaurants to be required to operate with reduced staff, which could negatively impact our ability to provide adequate service levels to our guests.

        Among the federal laws with which we must comply is the National Labor Relations Act that applies to the election by employees to be represented by a labor organization for purposes of collective bargaining over wages, hours, working conditions and terms and conditions of employment. Currently, none of our employees are represented by labor organizations for these purposes. However, potential union representation and collective bargaining agreements may result in increased labor costs that can have an impact on competitiveness. Labor disputes, as well, may precipitate strikes and picketing that may have an impact on business, including guest patronage and supplier deliveries.

Our existing senior secured credit facility contains financial covenants, negative covenants and other restrictions and failure to comply with these requirements could cause the related indebtedness to become due and payable and limit our ability to incur additional debt.

        The lenders' obligation to extend credit under our existing senior secured revolving credit facility depends upon our maintaining certain financial covenants. In particular, our senior secured credit facility requires us to maintain a leverage ratio of rent adjusted debt to EBITDAR (earnings before interest, taxes, depreciation and amortization expense and rent expense, plus certain additional addbacks more particularly specified in the credit agreement), and a minimum fixed charge coverage ratio. These ratios are computed at the end of each fiscal quarter for the most recent 12-month period. The facility, as amended on April 9, 2013, allows for (a) a maximum leverage ratio of (i) 5.50x through December 29, 2013, (ii) 5.25x from December 30, 2013 through June 29, 2014, (iii) 5.0x from June 30, 2014 through December 28, 2014 and (iv) 4.75x thereafter and (b) a minimum fixed charge ratio of 1.35x through December 29, 2013 and 1.50x thereafter. Failure to maintain these ratios could result in an acceleration of outstanding amounts under the facility and restrict us from borrowing amounts under the revolving credit facility to fund our future liquidity requirements. In addition, our credit facility contains certain negative covenants, which, among other things, limit our ability to:

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  incur additional indebtedness;

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  create or permit liens;

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  make certain investments, guarantees or loans;

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  make acquisitions;

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  pay dividends or make other restricted payments;

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  enter into sale-leaseback transactions;

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  engage in certain transactions with affiliates; and

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  merge, consolidate or otherwise dispose of assets other than in the ordinary course of business.

        Our ability to make scheduled payments and comply with financial covenants will depend on our operating and financial performance, which in turn, is subject to prevailing economic conditions and to other financial, business and other factors beyond our control described herein. Our obligations and the guarantees under the senior secured credit facility are secured by substantially all of our and such subsidiaries' present and future assets and a perfected first priority lien on the capital stock or other equity interests of our direct and indirect subsidiaries.

We may need additional capital in the future, and it may not be available on acceptable terms.

        The development of our business may require significant additional capital in the future to fund our operations and growth, among other activities. We have historically relied upon cash generated by our operations and our senior secured credit facility to fund our expansion. In the future, we intend to rely on funds from operations and, if necessary, our senior secured credit facility. We may also need to access the debt and equity capital markets. There can be no assurance, however, that these sources of financing will be available on acceptable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance, investor sentiment and our ability to incur additional debt in compliance with agreements governing our then-outstanding debt. These factors may make the timing, amount, terms or conditions of additional financings unattractive to us. If we are unable to generate sufficient funds from operations or raise additional capital, our growth could be impeded.

        As of April 1, 2013, we had approximately $45.0 million of total indebtedness outstanding and available borrowing capacity of $52.2 million under our then current credit agreement. On April 9,

2013, we entered into an amended and restated credit agreement which amends and restates in its entirety the credit agreement. The new credit agreement provides for a $100 million five-year senior secured revolving credit facility, which includes a letter of credit sub-facility of $15 million (increased from $10 million under the old credit agreement) and a swing line sub-facility of up to $15 million. The new credit agreement also provides for a five-year senior secured term loan facility in an aggregate principal amount of $50 million. We used the proceeds from the term loan facility and $10 million of the revolving credit facility to finance the acquisition. We may not be able to refinance our indebtedness prior to or at its maturity on acceptable terms or at all.

Legal complaints or litigation may hurt us.

        Occasionally, restaurant guests and/or employees file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. We could also become subject to class action lawsuits related to these matters in the future. In recent years, a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace conditions, employment and similar matters. A number of these industry lawsuits have resulted in the payment of substantial damages by defendants. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests.

        Regardless, however, of whether any claim brought against us in the future is valid or whether we are liable, such a claim would be expensive to defend and may divert time, money and other valuable resources away from our operations and, thereby, hurt our business.

        We are subject to state and local "dram shop" statutes, which may subject us to uninsured liabilities. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. In the past, after allegedly consuming alcoholic beverages at our restaurants, there have been isolated instances where certain individuals have been killed or injured or have killed or injured third parties. Because a plaintiff may seek punitive damages, which may not be fully covered by insurance, this type of action could have an adverse impact on our financial condition and results of operations. A judgment in such an action significantly in excess of our insurance coverage could adversely affect our financial condition, results of operations or cash flows. Further, adverse publicity resulting from any such allegations may adversely affect us and our restaurants taken as a whole.

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of our liquor and food service licenses and, thereby, harm our business.

        The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals could adversely affect our operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would adversely affect our business.

        In fiscal year 2012, approximately 13% of Joe's Crab Shack revenues and 46% of Brick House Tavern + Tap revenues were attributable to the sale of alcoholic beverages, and we expect Macaroni

Grill's revenues attributable to the sale of alcoholic beverages will be significant. Our alcoholic beverage sales may increase in the future. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license or permit to sell alcoholic beverages on-premises and to provide service for extended hours and on Sundays. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. In the past, we have been subject to fines for violations of alcoholic beverage control regulations. Any future failure to comply with these regulations and obtain or retain liquor licenses could adversely affect our results of operations and overall financial condition.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

        The restaurant industry is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation and those relating to building and zoning requirements and the preparation and sale of food. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards and liquor licenses, federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986 and applicable requirements concerning the minimum wage, overtime, family leave, tip credits, working conditions, safety standards, immigration status, unemployment tax rates, workers' compensation rates and state and local payroll taxes), federal and state laws which prohibit discrimination and other laws regulating the design and operation of facilities, such as the Americans With Disabilities Act of 1990, or the ADA.

        In March 2010, the United States federal government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates that extend through 2020, and many of the changes require additional guidance from government agencies or federal regulations. Due to the breadth and complexity of federal health care legislation and the staggered implementation of its provisions and corresponding regulations, it is difficult to predict the overall impact of the health care legislation on our business over the coming years. To date, we have not experienced material costs related to such legislation. However, due to the phased-in nature of the implementation and the lack of interpretive guidance, it is difficult to determine at this time what impact the health care reform legislation will have on our financial results. Possible adverse effects could include increased costs, exposure to expanded liability and requirements for us to revise the ways in which we provide healthcare and other benefits to our employees. Providing more extensive health insurance benefits to employees than the health insurance benefits we currently provide and to a potentially larger proportion of our employees, or the payment of penalties if the specified level of coverage is not provided at an affordable cost to employees, could have a material adverse effect on our results of operations and financial position. In addition, these laws require employers to comply with a significant number of new reporting and notice requirements from the Departments of Treasury, Labor and Health and Human Services, and we will have to develop systems and processes to track the requisite information and to comply with the reporting and notice requirements. Our suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

        The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

New information or attitudes regarding diet and health could result in additional menu labeling laws and changes in regulations and consumer eating habits that could adversely affect our results of operations.

        Regulations and consumer eating habits may continue to change as a result of new information and attitudes regarding diet and health. These changes may include regulations that impact the ingredients and nutritional content of our menu items. The federal government as well as a number of states (including California), counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to make certain nutritional information available to guests (including caloric, sugar, sodium and fat content) or have enacted legislation prohibiting the sales of certain types of ingredients in restaurants. The success of our restaurant operations depends, in part, upon our ability to effectively respond to changes in consumer health and disclosure regulations and to adapt our menu offerings to fit the dietary needs and eating habits of our guests without sacrificing flavor. If consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items. To the extent we are unable to respond with appropriate changes to our menu offerings, it could materially affect guest traffic and our results of operations. Furthermore, a change in our menu could result in a decrease in guest traffic.

We may be subject to increased scrutiny as the result of growing public concern over seafood mislabeling.

        Although we source our seafood from third-party food suppliers and distributors that we believe accurately identify and label the seafood items that they sell and inspect food products when they are delivered to us, we do not conduct DNA sampling on the products we purchase. Therefore, we cannot assure that the seafood items we purchase from third parties have been accurately labeled, which could cause us to inadvertently mislabel such items in our restaurants. Recent studies have shown a number of instances of fish products being inaccurately labeled as other species in retail outlets, including grocery stores and restaurants. Although none of our restaurant brands was included in these studies, negative publicity regarding seafood mislabeling, even when not related to our restaurants, could affect consumer preferences and the consumption of seafood and consequently impact our sales. In addition, if any incident of seafood mislabeling were to occur at one of our restaurants, it could erode consumer affinity for our brands and significantly reduce their respective values and damage our business. Furthermore, public concern over seafood mislabeling could result in new regulations relating to the sourcing and labeling of seafood products. For instance, a bill was introduced to the U.S. Congress in July 2012 that was intended to address seafood fraud by requiring fish suppliers and restaurants to provide more information to their customers about the seafood they sell. Although such bill was not enacted, future bills may be proposed and enacted and compliance with any such regulations could cause us to incur additional costs.

We occupy most of our restaurants under long-term non-cancelable leases which may obligate us to perform even after a restaurant closes, and we may be unable to renew leases at the end of their terms.

        All of our restaurant locations are leased under individual lease agreements. Leases are noncancelable and in general, have 10 to 15 year terms, with three to five-year extensions. If we were to close or fail to open a restaurant at a location we lease, we would generally remain committed to perform our obligations under the applicable lease, which could include, among other things, payment of the base rent for the balance of the lease term. Our obligation to continue making rental payments and fulfilling other lease obligations in respect of leases for closed or unopened restaurants could have a material adverse effect on our business and results of operations. Alternatively, at the end of the lease term and any renewal period for a restaurant, we may be unable to renew the lease without substantial additional cost, if at all. If we cannot renew such a lease we may be forced to close or relocate a restaurant, which could subject us to construction and other costs and risks. If we are required to make payments in respect of leases for closed or unopened restaurants or if we are unable to renew our restaurant leases, our business and results of operations could be adversely affected.

The impact of negative economic factors, including the availability of credit, on our landlords, developers and surrounding tenants could negatively affect our financial results.

        Negative effects on our existing and potential landlords due to the inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease obligations owed to us. In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. Our development of new restaurants may also be adversely affected by the negative economic factors affecting developers and potential landlords. Developers and/or landlords may try to delay or cancel recent development projects (as well as renovations of existing projects) due to the instability in the credit markets and recent declines in consumer spending, which could reduce the number of appropriate locations available that we would consider for our new restaurants. If any of the foregoing affect any of our landlords, developers and/or surrounding tenants, our business and results of operations may be adversely affected. To the extent our restaurants are part of a larger retail project or tourist destination, our guest traffic could be negatively impacted by economic factors affecting our surrounding tenants.

We have recorded impairment charges in past periods and may record additional impairment charges in future periods.

        We periodically evaluate possible impairment at the individual restaurant-level, and record an impairment loss whenever we determine impairment factors are present. We also periodically evaluate the criteria we use as an indication of restaurant impairment. We consider a history of restaurant operating losses to be a primary indicator of potential impairment for individual restaurant locations. A lack of improvement at restaurants we are monitoring, or deteriorating results at other restaurants, could result in additional impairment charges.

Our current insurance may not provide adequate levels of coverage against claims.

        We currently maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. In addition, we self-insure a significant portion of expected losses under our workers' compensation, general liability and property insurance programs. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses could result in materially different amounts of expense under these programs, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

        Our registered trademarks and service marks include Joe's Crab Shack and the design, our stylized logos set forth on the cover and back pages of this prospectus, Brick House Tavern + Tap and the design, and Romano's Macaroni Grill and the design, which are protected under applicable intellectual property laws. We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized use or imitation by others, which could harm our image, brand or competitive position. If we commence litigation to enforce our rights, we will incur significant legal fees.

        We cannot assure you that third parties will not claim infringement by us of their proprietary rights in the future. Any such claim, whether or not it has merit, could be time-consuming and distracting for executive management, result in costly litigation, cause changes to existing menu items or delays in introducing new menu items, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

        Our quarterly operating results may fluctuate significantly because of several factors, including:

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  the timing of new restaurant openings and related expense;

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  restaurant operating costs and expenses for our newly opened restaurants, which are often materially greater during the first several months of operation than thereafter;

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  labor availability and costs for hourly and management personnel;

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  profitability of our restaurants, especially in new markets;

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  changes in interest rates;

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  increases and decreases in average unit volumes and comparable restaurant sales;

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  impairment of long-lived assets and any loss on restaurant closures;

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  macroeconomic conditions, both nationally and locally;

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  negative publicity relating to the consumption of seafood or other products we serve;

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  changes in consumer preferences and competitive conditions;

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  expansion to new markets;

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  increases in infrastructure costs; and

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  fluctuations in commodity prices.

        Our business is also subject to seasonal fluctuations. Our revenues are typically highest in the summer months (June, July and August) and lowest in the winter months (November, December and January) with respect to Joe's Crab Shack restaurants and highest in the winter months with respect to Macaroni Grill restaurants. As a result, our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly as a result of seasonality and the factors discussed above. Accordingly, results for any one fiscal quarter are not necessarily indicative of results to be expected for any other fiscal quarter or for any fiscal year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

Significant adverse weather conditions and other disasters could negatively impact our results of operations.

        Adverse weather conditions and acts of god, such as regional winter storms, fires, floods, hurricanes, tropical storms and earthquakes, and other disasters, such as oil spills and nuclear meltdowns, could negatively impact our results of operations. In particular, a number of our restaurants are located in states which are particularly susceptible to hurricanes, tropical storms, flooding and earthquakes.

Any strategic transactions or initiatives that we consider in the future may have unanticipated consequences that could harm our business and our financial condition.

        From time to time, we evaluate potential mergers, acquisitions of restaurants joint ventures or other strategic initiatives to acquire or develop additional restaurant brands. To successfully execute any acquisition or development strategy, we will need to identify suitable acquisition or development candidates, negotiate acceptable acquisition or development terms and obtain appropriate financing. Any acquisition or future development that we pursue, whether or not successfully completed, may involve risks, including:

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  material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition or development as the restaurants are integrated into our operations;

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  risks associated with entering into new domestic markets or conducting operations where we have no or limited prior experience, including international markets;

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  risks inherent in accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates and newly developed restaurant brands, and our ability to achieve projected economic and operating synergies;

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  negative impacts on the reputation of our current brands; and

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  the diversion of management's attention from other business concerns.

We are a party to franchise relationships and are pursuing additional franchise relationships and any current or future franchisees could take actions that could be harmful to our business.

        With the acquisition of Macaroni Grill, a portion of the newly acquired business consists of the payment of royalties by franchisees. In addition, we have recently launched efforts to begin to franchise our Brick House brand. Our ability to pursue future franchise relationships depends in part upon our ability to find and attract quality franchisees. Any franchisees will be contractually obligated to operate their restaurants in accordance with our standards and all applicable laws. However, although we will attempt to properly train and support any franchisees, franchisees are independent third parties that we will not control, and the franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchised restaurant rests with the franchisee. Adverse events beyond our control, such as quality issues related to a food product or a failure to maintain quality standards at a franchised restaurant, could negatively impact our brand, business and results of operations. In addition, the failure of any future franchisees or any of their restaurants to remain financially viable could result in their failure to pay royalties owed to us. Furthermore, the Macaroni Grill acquisition added an international component to our business through franchising, and we intend to pursue additional international franchise relationships for all of our brands. The addition of operations in foreign jurisdictions through franchising involves additional risks to us, including complying with foreign regulatory requirements and general economic and political conditions in such foreign markets, and we may be unsuccessful in complying with such requirements.

We have incurred and expect to continue to incur increased costs as a result of operating as a public company.

        Prior to the IPO, we had not been subject to the reporting requirements of the Exchange Act or the other rules and regulations of the Securities Exchange Commission, or the SEC, or any securities exchange relating to public companies. Following the IPO, we identified those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas included corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and may continue to make, changes in these and other areas. Ongoing compliance with the various reporting and other requirements applicable to public companies also require considerable time and attention of management, particularly if we are no longer an "emerging growth company."

        Congress enacted the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act," on April 5, 2012. Pursuant to the provisions of the JOBS Act, we qualify as an "emerging growth company." Section 102 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we chose to "opt out" of such extended transition period, and as a result, we comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period was irrevocable.

        For as long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company." Some investors may find our common stock less attractive if we continue to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        We anticipate that we will remain an "emerging growth company" until the earlier of the end of the fiscal year during which we have total annual gross revenues of $1.0 billion or more and May 10, 2017.

Risks Related to This Offering and Ownership of Our Common Stock

Concentration of ownership by J.H. Whitney VI may prevent new investors from influencing significant corporate decisions.

        J.H. Whitney VI owns, in the aggregate, approximately 68% of our outstanding common stock. Following completion of this offering, J.H. Whitney VI will own approximately        % of our outstanding common stock, or approximately      % if the underwriters' option to purchase additional shares is fully exercised. See "Principal and Selling Stockholders" for more information on our beneficial ownership. As a result, J.H. Whitney VI will continue to be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions and will continue to have significant control over our management and policies. In addition, two of the seven members of our board of directors are principals of J.H. Whitney. J.H. Whitney VI can take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with J.H. Whitney VI may have an adverse effect on the price of our common stock. The interests of J.H. Whitney VI may not be consistent with your interests as a stockholder. After the lock-up period expires, J.H. Whitney VI will also be able to transfer control of us to a third-party by transferring their common stock, which would not require the approval of our board of directors or our other stockholders.

        Our amended and restated certificate of incorporation provides that the doctrine of corporate opportunity does not apply against J.H. Whitney, or any of our directors who are employees of or affiliated with J.H. Whitney, in a manner that would prohibit them from investing or participating in competing businesses. To the extent J.H. Whitney affiliated funds invest in such other businesses, they may have differing interests than our other stockholders. For example, J.H. Whitney affiliated funds may choose to own other restaurant brands through other investments, which may compete with our brands.

We are a "controlled company" within the meaning of The NASDAQ Stock Market rules, and, as a result, we rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

        Upon completion of this offering, J.H. Whitney VI will continue to own more than 50% of the total voting power of our common stock and therefore, we will continue to be a "controlled company" under The NASDAQ Stock Market corporate governance listing standards. As a controlled company, we are exempt under The NASDAQ Stock Market listing standards from the obligation to comply with certain of The NASDAQ Stock Market corporate governance requirements, including the requirements:

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  that a majority of our board of directors consist of independent directors, as defined under the rules of The NASDAQ Stock Market;

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  that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

        The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including those described under "—Risks Related to Our Business" and the following:

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  potential fluctuation in our annual or quarterly operating results due to seasonality and other factors;

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  changes in capital market conditions that could affect valuations of restaurant companies in general or our goodwill in particular or other adverse economic conditions;

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  changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

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  downgrades by any securities analysts who follow our common stock;

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  future sales of our common stock by our officers, directors and significant stockholders;

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  global economic, legal and regulatory factors unrelated to our performance;

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  investors' perceptions of our prospects;

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  announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments; and

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  investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

        In addition, the stock markets, and in particular The NASDAQ Global Select Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many food service companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

        Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. J.H. Whitney VI has the right, subject to certain conditions, to require us to file additional registration statements registering additional shares of common stock, and J.H. Whitney VI and members of management have the right to require us to include shares of common stock in registration statements that we may file for ourselves or J.H. Whitney VI. In order to exercise these registration rights, the holder must be permitted to sell shares of its common stock under applicable lock-up restrictions described below. Subject to compliance with applicable lock-up restrictions and restrictions under the registration rights agreement (both of which may be waived), shares of common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. See "Description of Capital Stock—Registration Rights." In addition, we would incur certain expenses in connection with the registration and sale of such shares.

        We, each of our officers and directors and the selling stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except, in our case, for the issuance of common stock upon exercise of options under existing option plans. Credit

Suisse Securities (USA) LLC may, in its sole discretion, release any of these shares from these restrictions at any time without notice. See "Underwriting."

        In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

        Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

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  establish a classified board of directors for a period of time after the consummation of the public offering, so that not all members of our board of directors are elected at one time;

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  authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

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  prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders, once J.H. Whitney VI owns less than 50% of our outstanding voting stock;

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  provide that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

  •
  establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

        These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

        The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including our senior secured credit facility and other indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant.

FORWARD-LOOKING STATEMENTS

        This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements and you should not place undue reliance on such statements. Factors that could contribute to these differences include, but are not limited to, the following:

  •
  our ability to successfully maintain increases in our comparable restaurant sales and average unit volumes;

  •
  our ability to successfully execute our growth strategy and open new restaurants that are profitable;

  •
  macroeconomic conditions;

  •
  our ability to compete with many other restaurants;

  •
  our ability to establish and maintain effective disclosure controls and procedures and internal controls over financial reporting;

  •
  the impact of legal proceedings and regulatory actions regarding the restatement;

  •
  changes in food and supply costs, including the cost of crab;

  •
  our ability to successfully integrate Macaroni Grill;

  •
  our ability to improve the performance of Macaroni Grill and realize the anticipated benefits of the acquisition;

  •
  our ability to expand Brick House;

  •
  concerns regarding food safety and food-borne illness;

  •
  changes in consumer preferences;

  •
  our ability to develop and maintain our restaurant brands;

  •
  the impact of new restaurant openings on our financial performance;

  •
  our reliance on vendors, suppliers and distributors;

  •
  our geographic concentration in California, Florida and Texas;

  •
  changes in consumer preferences caused by allergy concerns and government regulation relating to crab and other shellfish items;

  •
  health concerns arising from outbreaks of viruses;

  •
  the reliability of our information technology systems and network security;

  •
  costs resulting from breaches of security of confidential guest information;

  •
  the continued service of our executive officers;

  •
  our ability to attract and retain qualified employees while also controlling labor costs;

  •
  our ability to incur additional debt and other restrictions under the terms of our existing senior secured credit facility;

  •
  our ability to generate or raise capital in the future;

  •
  legal complaints or litigation;

  •
  our ability to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations;

  •
  the cost of compliance with federal, state and local laws;

  •
  new information or attitudes regarding diet and health, the impact of additional menu labeling laws and changes in regulation and consumer eating habits;

  •
  the impact of growing public concern and increased scrutiny over seafood mislabeling;

  •
  non-cancelable leases where we close or fail to open a restaurant and our ability to renew leases;

  •
  negative effects on our landlords, developers and surrounding tenants;

  •
  impairment charges;

  •
  our ability to maintain insurance that provides adequate levels of coverage against claims;

  •
  our failure or inability to enforce our trademarks or other proprietary rights;

  •
  potential fluctuations in our annual or quarterly operating results due to seasonality and other factors;

  •
  the impact of significant adverse weather conditions and other disasters;

  •
  any potential strategic transactions or initiatives;

  •
  our ability to develop and maintain franchise relationships;

  •
  the costs and time requirements as a result of operating as a public company;

  •
  the concentration of ownership by our principal stockholder;

  •
  "controlled company" exemptions under The NASDAQ Stock Market listing standards;

  •
  the volatility of our stock price;

  •
  future sales of our common stock, or the perception in the public markets that sales may occur;

  •
  anti-takeover provisions in our charter documents and under Delaware law;

  •
  inaccurate or unfavorable research about our business published by any securities or industry analysts who follow our common stock or the lack of analysts covering us; and

  •
  the payment of dividends.

        Words such as "anticipates," "believes," "continues," "estimates," "expects," "goal," "objectives," "intends," "may," "opportunity," "plans," "potential," "near-term," "long-term," "projections," "assumptions," "projects," "guidance," "forecasts," "outlook," "target," "trends," "should," "could," "would," "will" and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. Other risks, uncertainties and factors, including those discussed under "Risk Factors," could cause our actual results to differ materially from those projected in any forward-looking statements we make. We assume no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

 USE OF PROCEEDS

        The selling stockholders will receive all of the proceeds from this offering. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

 DIVIDEND POLICY

        On March 24, 2011, we paid a cash dividend in the aggregate amount of $80.0 million indirectly to J.H. Whitney VI through JCS Holdings. The cash dividend was paid as a return of capital to J.H. Whitney VI for its 2006 investment in us. At no other time have we paid any dividends on our common stock since our incorporation. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions to us under the terms of the agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

 MARKET PRICE FOR COMMON STOCK

        Our common stock has been listed on The NASDAQ Global Select Market under the symbol "IRG" since our IPO in May 2012. Before then, there was no public market for our common stock. On July 5, 2013, the closing price of our common stock was $19.12. As of June 1, 2013, we had 22 stockholders of record.

        The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by the NASDAQ Global Select Market:

Period	High	Low
For the period from May 11, 2012 to June 18, 2012	$19.23	$16.50
For the period from June 19, 2012 to September 10, 2012	$19.87	$12.50
For the period from September 11, 2012 to December 31, 2012	$15.30	$10.80
For the period from January 1, 2013 to April 1, 2013	$16.81	$12.09
For the period from April 2, 2013 to July 1, 2013	$20.50	$14.44
For the period from July 2, 2013 to July 5, 2013	$19.84	$18.29

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of April 1, 2013.

        You should read the following table in conjunction with the sections entitled "Selected Historical Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of April 1, 2013 (unaudited)(1)
(in thousands)
Cash and cash equivalents	$7,824

Long-term debt, including current portion:
Revolving Credit Facility	$45,000
Term Loan Facility	—

Total	45,000

Stockholders' equity:
Common stock, $0.01 par value, 500,000,000 shares authorized, 25,640,602 shares issued and outstanding	256
Additional paid-in capital	85,943
Accumulated earnings	22,418

Total stockholders' equity	108,617

Total capitalization	$153,617

(1)
Amendment No. 1 to this Registration Statement will include the capitalization of the Company as of July 1, 2013, which will give effect to the acquisition and the related financing transaction.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table provides a summary of our historical and unaudited pro forma consolidated financial and operating data for the periods and as of the dates indicated. We derived the statement of operations data presented below for the fiscal years ended January 3, 2011, January 2, 2012 and December 31, 2012 and selected balance sheet data presented below as of January 2, 2012 and December 31, 2012 from our audited consolidated financial statements included elsewhere in this prospectus. The selected statement of operations data for the fiscal years ended December 29, 2008 and December 28, 2009 and the selected balance sheet data as of December 29, 2008, December 28, 2009 and January 3, 2011 have been derived from audited consolidated financial statements not included in this prospectus. We derived the statement of operations data for the twelve weeks ended March 26, 2012 and the thirteen weeks ended April 1, 2013 and the selected balance sheet data as of April 1, 2013 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of these data. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

        Our fiscal year ends on the Monday nearest to December 31 of each year. Fiscal years 2008, 2009, 2011 and 2012 were 52-week years ended on December 29, 2008, December 28, 2009, January 2, 2012 and December 31, 2012, respectively, while fiscal year 2010 was a 53-week year ended on January 3, 2011. Prior to fiscal year 2013, the first three quarters of our fiscal year consisted of 12 weeks, and our fourth quarter consisted of 16 weeks for 52-week fiscal years and 17 weeks for 53-week fiscal years. Commencing in fiscal year 2013, we changed our quarterly accounting periods to be comprised of 13 weeks, except in the case of a 53-week fiscal year for which the fourth quarter will be comprised of 14 weeks. As such, the twelve weeks ended March 26, 2012 and the thirteen weeks ended April 1, 2013 are not comparable.

        The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited consolidated financial statements and unaudited condensed consolidated financial statements and each of their related notes included elsewhere in this prospectus.

	Fiscal Year Ended					Twelve Weeks Ended March 26, 2012(1)	Thirteen Weeks Ended April 1, 2013(1)
	December 29, 2008	December 28, 2009	January 3, 2011	January 2, 2012	December 31, 2012
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenues	$273,359	$307,801	$351,327	$405,243	$465,056	$103,430	$118,240
Restaurant operating costs and expenses
Cost of sales	80,573	89,845	103,981	127,607	145,451	32,915	36,321
Labor expenses	80,604	87,920	98,162	111,721	127,331	28,047	31,907
Occupancy expenses	21,668	25,425	27,715	30,708	33,846	7,532	8,554
Other operating expenses	57,900	58,606	64,382	72,296	81,219	18,568	21,804
General and administrative	15,408	18,783	20,719	23,556	31,725	6,223	10,291
Depreciation and amortization	13,678	12,268	13,190	16,011	18,572	3,949	4,813
Pre-opening costs	805	1,474	4,627	4,855	3,871	1,528	1,091
Restaurant impairments and closures	680	15	909	333	115	49	17
Loss on disposal of property and equipment	1,252	1,244	3,242	1,295	2,296	89	195

Total costs and expenses	272,568	295,580	336,927	388,382	444,426	98,900	114,993

Income from operations	791	12,221	14,400	16,861	20,630	4,530	3,247
Interest expense, net	(5,659)	(3,867)	(3,831)	(9,215)	(9,366)	(1,997)	(395)
Gain (loss) on insurance settlements	—	1,192	589	1,126	(799)	—	300

Income (loss) before income taxes	(4,868)	9,546	11,158	8,772	10,465	2,533	3,152
Income tax expense (benefit)	90	507	1,456	(3,291)	1,751	648	967

Net income (loss)	$(4,958)	$9,039	$9,702	$12,063	$8,714	$1,885	$2,185

Per Share Data(2):
Net income (loss) per share:
Basic and diluted	$(0.26)	$0.47	$0.51	$0.63	$0.37	$0.10	$0.09
Weighted average shares outstanding:
Basic	19,178	19,178	19,178	19,178	23,328	19,178	25,624
Diluted	19,178	19,178	19,178	19,178	23,329	19,178	25,630
Selected Other Data:
Restaurants open at end of period	116	119	126	135	144	138	146
Change in comparable restaurant sales(3)	1.9%	9.5%	4.9%	6.9%	2.2%	5.3%	(1.4)%
Average weekly sales	$45	$51	$54	$59	$63	$63	$63
Average unit volumes	$2,354	$2,599	$2,810	$2,970	$3,050	$714	$767
Restaurant-level profit margin(4)	12.3%	15.4%	16.6%	15.8%	16.9%	16.2%	16.9%
EBITDA(5)	$14,469	$25,681	$28,179	$33,998	$38,403	$8,479	$8,360
Adjusted EBITDA(5)	$19,517	$29,786	$39,352	$43,270	$51,991	$10,927	$11,233
Adjusted EBITDA margin(6)	7.1%	9.7%	11.2%	10.7%	11.2%	10.6%	9.5%
Capital expenditures	$6,779	$17,858	$32,420	$39,442	$44,226	$6,648	$8,947

	December 29, 2008	December 28, 2009	January 3, 2011	January 2, 2012	December 31, 2012	April 1, 2013
	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$5,110	$4,976	$12,572	$3,725	$6,929	$7,824
Working capital (deficit)	(2,732)	3,727	(1,780)	(15,707)	(12,856)	(14,506)
Total assets	122,933	127,329	152,549	177,835	201,438	209,931
Total debt	35,381	34,988	34,833	117,757	45,000	45,000
Total stockholders' equity(2)	$64,050	$73,238	$83,207	$15,799	$106,217	$108,617

(1)
Commencing in fiscal year 2013, we changed our quarterly accounting periods to be comprised of 13 weeks as opposed to three 12 week quarters and one 16 or 17 week quarter. We did not believe it was practicable to recast the prior year quarter to 13 weeks. However, we were able to recast revenues on a 13-week basis for the first quarter of fiscal year 2012. On a thirteen week comparable quarter for 2012, revenues would have been $113.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Change in Quarterly Accounting Periods."

(2)
Immediately prior to the completion of our IPO, we effected a 19,178.226-to-1 stock split. We also reduced the par value of our common stock from $1.00 per share to $0.01 per share. The share and per share information for 2008 to 2011 included in these consolidated financial statements were retroactively adjusted to reflect the stock split. We issued 6.4 million shares in relation to our IPO in May 2012 and received net proceeds of $81.1 million.

(3)
Our comparable restaurant base includes restaurants open for at least 104 weeks, or approximately 24 months. Change in comparable restaurant sales represents the change in period-over-period sales for the comparable restaurant base. On a thirteen week comparable quarter for 2012, change in comparable restaurant sales would have been 5.3%.

(4)
Restaurant-level profit margin represents revenues (x) less (i) licensing revenue not attributable to core restaurant operations, (ii) cost of sales, (iii) labor expenses, (iv) occupancy expenses, and (v) other restaurant operating expenses (y) plus deferred rent expense, as defined in footnote 5(a) below. Restaurant-level profit is a supplemental measure of operating performance of our restaurants that does not represent and should not be considered as an alternative to net income or revenues as determined by U.S. generally accepted accounting principles, or U.S. GAAP, and our calculation thereof may not be comparable to that reported by other companies. Restaurant-level profit has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Management believes restaurant-level profit is an important component of financial results because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses restaurant-level profit as a key metric to evaluate our financial performance compared with our competitors, to evaluate the profitability of incremental sales and to evaluate our performance across periods.

	Fiscal Year Ended					Twelve Weeks Ended March 26, 2012	Thirteen Weeks Ended April 1, 2013
	December 29, 2008	December 28, 2009	January 3, 2011	January 2, 2012	December 31, 2012
	(dollars in thousands)
Revenues	$273,359	$307,801	$351,327	$405,243	$465,056	$103,430	$118,240
Less: Licensing and other revenues	(64)	(89)	(373)	(584)	(340)	(65)	(65)

Restaurant sales(A)	$273,295	$307,712	$350,954	$404,659	$464,716	$103,365	$118,175

Restaurant operating costs and expenses
Cost of sales	80,573	89,845	103,981	127,607	145,451	32,915	36,321
Labor expenses	80,604	87,920	98,162	111,721	127,331	28,047	31,907
Occupancy expenses	21,668	25,425	27,715	30,708	33,846	7,532	8,554
Other operating expenses	57,900	58,606	64,382	72,296	81,219	18,568	21,804
Deferred rent expense	(1,075)	(1,344)	(1,597)	(1,806)	(1,536)	(447)	(398)

Restaurant-level profit(B)	$33,625	$47,260	$58,311	$64,133	$78,405	$16,750	$19,987

Restaurant-level profit margin(B÷A)	12.3%	15.4%	16.6%	15.8%	16.9%	16.2%	16.9%
(5)
EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA further adjusts EBITDA to reflect the additions and eliminations described in the table below. EBITDA and Adjusted EBITDA are supplemental measures of operating performance that do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation thereof may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of the limitations are:

•
EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•
EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•
EBITDA and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•
EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•
other companies in the restaurant industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Adjusted EBITDA only supplementally. We further believe that our presentation of these U.S. GAAP and non-GAAP financial measurements provide information that is useful to analysts and investors because they are important indicators of the strength of our operations and the performance of our core business.

  As noted in the table below, Adjusted EBITDA includes adjustments for restaurant impairments and closures, gains and losses on disposal of property and equipment, gains on insurance settlements and pre-opening costs, among other items. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our restaurants and complicate comparisons of our internal operating results and operating results of other restaurant companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this offering, such as sponsor management fees. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day restaurant-level operations.

  Management and our principal stockholder use EBITDA and Adjusted EBITDA:

  •
  as a measurement of operating performance because they assist us in comparing the operating performance of our restaurants on a consistent basis, as both remove the impact of items not directly resulting from our core operations;

  •
  for planning purposes, including the preparation of our internal annual operating budget and financial projections;

  •
  to evaluate the performance and effectiveness of our operational strategies;

  •
  to evaluate our capacity to fund capital expenditures and expand our business; and

  •
  to calculate incentive compensation payments for our employees, including assessing performance under our annual incentive compensation plan.

In addition, this measurement is used by investors as a supplemental measure to evaluate the overall operating performance of companies in our industry. Management believes that investors' understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations from one period to the next and would ordinarily add back events that are not part of normal day-to-day operations of our business. By providing this non-GAAP financial measure, together with reconciliations, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives.

We also present Adjusted EBITDA because it is a measure which is used in calculating financial ratios in material debt covenants in our senior secured credit facility. Some of the adjustments included in Adjusted EBITDA are subject to certain limitations under our credit facility for purposes of calculating our debt covenants. For the fiscal quarter ending July 1, 2013, we are required to maintain a fixed charge coverage ratio (ratio of free cash flow to fixed charges) of 1.35x and an effective leverage ratio (ratio of rent adjusted debt to Adjusted EBITDAR) of less than 5.50x. As of April 1, 2013, we had $45.0 million of outstanding borrowings under the revolving credit facility, outstanding letters of credit of approximately $2.8 million and the ability to borrow up to an additional $52.2 million under the revolving credit facility. Failure to comply with our material debt covenants could cause an acceleration of outstanding amounts under the credit facility and restrict us from borrowing amounts under the revolving credit facility to fund our future liquidity requirements. We believe that inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about how the covenants in those agreements operate. The material covenants in our senior secured credit facility are discussed further in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

  Adjusted EBITDA is calculated as follows:

	Fiscal Year Ended					Twelve Weeks Ended March 26, 2012	Thirteen Weeks Ended April 1, 2013
	December 29, 2008	December 28, 2009	January 3, 2011	January 2, 2012	December 31, 2012
	(in thousands)
Net income (loss)	$(4,958)	$9,039	$9,702	$12,063	$8,714	$1,885	$2,185
Income tax expense (benefit)	90	507	1,456	(3,291)	1,751	648	967
Interest expense, net	5,659	3,867	3,831	9,215	9,366	1,997	395
Depreciation and amortization	13,678	12,268	13,190	16,011	18,572	3,949	4,813

EBITDA	$14,469	$25,681	$28,179	$33,998	$38,403	$8,479	$8,360

Adjustments:
Deferred rent expense(a)	1,072	1,339	1,675	1,813	1,544	457	386
Restaurant impairments and closures(b)	680	15	909	333	115	49	17
Non-cash loss on disposal of property and equipment(c)	1,173	1,243	3,110	1,269	2,245	89	168
Sponsor management fees(d)	1,048	1,008	1,025	1,060	388	244	—
Loss (gain) on insurance settlements(e)	—	(1,192)	(589)	(1,126)	799	—	(300)
Restatement expenses(f)	—	—	—	—	1,873	—	—
Pre-opening costs(g)	805	1,474	4,627	4,855	3,871	1,528	1,091
Transaction costs(h)	—	—	—	579	1,714	40	1,018
Stock-based compensation(i)	—	9	44	36	628	9	215
Other expenses(j)	270	209	372	453	411	32	278

Adjusted EBITDA	$19,517	$29,786	$39,352	$43,270	$51,991	$10,927	$11,233

(a)
Deferred rent expense represents the non-cash rent expense calculated as U.S. GAAP rent expense in any year less amounts payable in cash under the leases during the year. In measuring our operational performance, we focus on our cash rent payments. See Note 2 to our audited consolidated financial statements for additional details.

(b)
Impairment charges were recorded in connection with the determination that the carrying value of certain of our restaurants exceeded their estimated fair value. Also consists of expenses incurred following the closure of restaurants. See Note 2 to our audited consolidated financial statements for additional details.

(c)
Loss (gain) on disposal of property and equipment represents the net book value of property and equipment less proceeds received, if applicable, on assets abandoned or sold.

(d)
Sponsor management fees consist of fees and expenses paid to J.H. Whitney under the management services agreement. We terminated this agreement in connection with the completion of the IPO during fiscal year 2012.

(e)
Gain on insurance settlements consists of proceeds in excess of the net book value of assets lost and related costs from property insurance claims at restaurants temporarily closed due to hurricane damage, flooding and/or foundational issues and other insurance recoveries.

(f)
Restatement expenses consists of non-recurring expenses related to our restatement that was completed in October 2012.

(g)
Pre-opening costs include expenses directly associated with the opening of new restaurants and are incurred prior to the opening of a new restaurant. See Note 2 to our audited consolidated financial statements for additional details.

(h)
Transaction costs consist of fees and expenses related to corporate transactions such as debt or equity issuances, including the IPO, amendments to debt agreements or acquisitions.

(i)
Stock-based compensation consists of expense for stock-based compensation awards, which is equal to the fair value of the awards at grant date, incurred ratably over the requisite service period.

(j)
Other expenses consist of costs related to abandoned new restaurant developments, fees payable to the agent under historic credit facilities, and compensation and expenses paid to certain members of our board of directors and prior to the IPO, the management committee of our former parent company, JCS Holdings.
(6)
Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to total revenues. We present Adjusted EBITDA margin because it is used by management as a performance measurement of Adjusted EBITDA generated from total revenues. See footnote 5 above for a discussion of Adjusted EBITDA as a non-GAAP measurement and a reconciliation of net income to EBITDA and Adjusted EBITDA.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The unaudited pro forma combined condensed financial statements for the year ended December 31, 2012 and the twenty-six weeks ended July 1, 2013 were derived by applying pro forma adjustments to the historical consolidated financial statements of Ignite and Romano's Macaroni Grill. The pro forma adjustments are described in the accompanying notes presented below.

        On April 9, 2013, Ignite completed the acquisition of Macaroni Grill from Golden Gate Capital, management and other investors (collectively, the "Sellers"). The aggregate acquisition price paid at closing was approximately $60.8 million in cash, consisting of $54.1 million paid directly to the Sellers and $6.7 million paid to other third parties related to outstanding indebtedness and transaction-related expenses of the Sellers, subject to a working capital adjustment.*

        The unaudited pro forma combined condensed statement of operations for the fiscal year ended December 31, 2012 gives effect to (i) the IPO in May 2012 and to the application of a portion of the net proceeds from the IPO to reduce outstanding indebtedness, (ii) the debt refinancing transaction that occurred in October 2012, and (iii) Ignite's acquisition of Macaroni Grill and related financing transaction as if each had occurred on the first day of fiscal year 2012. The pro forma adjustments related to the acquisition of Macaroni Grill give effect to pro forma events that are (1) directly attributable to the acquisition and the related financing transaction, (2) factually supportable, and (3) with respect to the income statement, expected to have a continuing impact on the combined results of Ignite and Macaroni Grill. Ignite's statement of operations information for the fiscal year ended December 31, 2012 was derived from its audited consolidated statement of operations for the fiscal year ended December 31, 2012 included in this prospectus and Ignite's statement of operations information for the twenty-six weeks ended July 1, 2013 was derived from its unaudited consolidated statement of operations for the twenty-six weeks ended July 1, 2013 included in this prospectus. Macaroni Grill's statement of operations information for the twelve months ended December 26, 2012 was derived by adding its unaudited statement of operations for the six months ended December 26, 2012 to its audited statement of operations for the year ended June 27, 2012 and then subtracting its unaudited statement of operations for the six months ended December 28, 2011. Macaroni Grill's audited statement of operations for the year ended June 27, 2012 is included in this prospectus, and its unaudited statements of operations for the six months ended December 28, 2011 and December 26, 2012 are included in our Current Report on Form 8-K/A filed with the SEC on June 25, 2013, which is incorporated by reference into this prospectus. Macaroni Grill's statement of operations information for the period from December 27, 2012 through April 8, 2013 was derived from its unaudited statement of operations for the period from June 28, 2012 through April 8, 2013, which includes the period from December 27, 2012 through April 8, 2013. The unaudited pro forma combined condensed financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma combined condensed financial statements and the historical consolidated financial statements and accompanying notes of Ignite and Macaroni Grill for the applicable periods.**

        The unaudited pro forma combined condensed financial statements are presented for informational purposes only and do not purport to represent the combined company's actual financial condition or results of operations if such transactions had been completed as of the dates or for the periods indicated above or that may be achieved as of any future date or for any future period. The pro forma adjustments related to the acquisition are based on preliminary estimates and information available at the time of the preparation of this prospectus. Differences between these preliminary estimates and the final acquisition accounting will occur, including in connection with the final

*
Pro forma balance sheet information omitted as Amendment No. 1 will include a balance sheet for the Company as of July 1, 2013, which will reflect the Macaroni Grill acquisition.

**
Pro forma statement of operations through July 1, 2013 to be updated in Amendment No. 1 to this Registration Statement on Form S-1.

determination of working capital and finalization of the valuation of the acquired assets and assumed liabilities, and these differences could have a material impact on the accompanying unaudited pro forma combined condensed financial statements and the combined company's future results of operations and financial position.

        The unaudited pro forma combined condensed financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the acquisition, the costs to combine the operations of Ignite and Macaroni Grill or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

IGNITE RESTAURANT GROUP, INC.
Unaudited Pro Forma Combined Condensed Statement of Operations
For the Fiscal Year Ended December 31, 2012
(in thousands, except earnings per share)

		Pro Forma Adjustments for Transactions Prior to the Acquisition
									Pro Forma Adjustments Related to the Acquisition
	Historical Ignite	IPO		Debt Refinancing		Pro Forma Ignite		Historical Macaroni Grill(1)			Pro Forma Combined
Revenues	$465,056					$465,056		$388,004			$853,060
Cost and expenses
Restaurant operating costs and expenses
Cost of sales	145,451					145,451		104,160			249,611
Labor expenses	127,331					127,331		128,055			255,386
Occupancy expenses	33,846					33,846		30,697	(191)	(7)	64,352
Other operating expenses	81,219					81,219		111,689			192,908
General and administrative	31,725	(1,388)	(3)			30,337		25,116	(1,406)	(8)	54,047
Depreciation and amortization	18,572					18,572		6,276	2,125	(7)	26,973
Pre-opening costs	3,871					3,871		263			4,134
Restaurant impairments and closures	115					115		706			821
Loss on disposal of property and equipment	2,296					2,296		—			2,296

Total costs and expenses	444,426	(1,388)		—		443,038		406,962	528		850,528

Income from operations	20,630	1,388		—		22,018		(18,958)	(528)		2,532
Interest income (expense), net	(9,366)	2,090	(4)	5,784	(6)	(1,492)		(162)	(3,179)	(9)	(4,833)
Gain (loss) on insurance settlements	(799)					(799)		3,199			2,400

Income (loss) before income taxes	10,465	3,478		5,784		19,727		(15,921)	(3,707)		99
Income tax expense (benefit)	1,751	1,356	(2)	2,256	(2)	5,363		(2,461)	(1,446)	(2)	(2,193)
									(3,649)	(10)

Net income (loss)	$8,714	$2,122		$3,528		$14,364		$(13,460)	$1,388		$2,292

Net income (loss) per share
Basic	$0.37					$0.56					$0.09
Diluted	$0.37					$0.56					$0.09
Weighted average shares outstanding
Basic	23,328					25,624	(5)				25,624
Diluted	23,329					25,625	(5)				25,625

Unaudited Pro Forma Combined Condensed Statement of Operations (for the fiscal year ended December 31, 2012):

General

  (1)
  We calculated Macaroni Grill's statement of operations for the comparable twelve-month period ended December 26, 2012 by adding its unaudited statement of operations for the six months ended December 26, 2012 to its audited statement of operations for the year ended June 27, 2012 and then subtracting its unaudited statement of operations for the six months ended December 28, 2011. Macaroni Grill's audited statement of operations for the year ended June 27, 2012 is included in this prospectus, and its unaudited statements of operations for the six months ended December 28, 2011 and December 26, 2012 are included in our Current Report on Form 8-K/A filed with the SEC on June 25, 2013, which is incorporated by reference into this prospectus.

  (2)
  To reflect the tax effect of the pro forma adjustments at an estimated statutory rate of 39%.

IPO

  (3)
  To reflect a reduction of $0.4 million of management fees paid to entities affiliated with J.H. Whitney Capital Partners, LLC (the Company's owner before the IPO) prior to our IPO in May 2012. We paid a nonrecurring expense of $1.0 million, recorded within general and administrative expenses, related to the termination of the management agreement in connection with the IPO. As they are nonrecurring, historical management fee and the termination fee are not included in the pro forma consolidated statement of operations.

  (4)
  The adjustments related to the IPO reflect a reduction of interest expense resulting from the use of $42.5 million of net proceeds from the IPO to reduce outstanding indebtedness, and are as follows (in thousands):

Elimination of the historical interest expense	$(910)
Elimination of the historical amortization of debt issuance costs	(126)
Elimination of historical write-off of unamortized debt issuance costs	(1,054)

Net pro forma adjustment to interest expense for IPO	$(2,090)

  (5)
  Reflects adjustments to outstanding common stock as if the IPO was completed at the beginning of fiscal year 2012.

Debt Refinancing

  (6)
  On October 29, 2012, the Company entered into a new $100.0 million five-year senior secured revolving credit facility, which includes a letter of credit sub-facility of up to $10.0 million and a swing line sub-facility of up to $15.0 million, with a syndicate of commercial banks and other financial institutions. Proceeds of $45.0 million from the October 2012 refinancing and $29.5 million of cash on hand were used to repay a $74.5 million term loan. The adjustments related to the debt refinancing transaction in October 2012 reflect the impact on interest expense as if the transaction had occurred on the first day of fiscal year 2012. Pro forma adjustments from the debt refinancing were as follows (in thousands):

Pro forma interest expense of the new credit facility	$1,164
Elimination of the historical interest expense	(3,989)
Decrease in amortization of debt issuance costs	(732)
Elimination of historical write-off of unamortized debt issuance costs	(2,227)

Net pro forma adjustment to interest expense for the debt refinancing	$(5,784)

    The assumed interest rate on the October 2012 refinancing transaction is 2.375% (which is LIBOR of 0.375% plus a margin of 2.0%), the actual interest rate in the credit facility as of December 31, 2012. The debt issuance costs related to the October 2012 refinancing transaction are assumed to be amortized over the term of the credit agreement using the straight-line method for the revolving credit facility.

Pro Forma Adjustments Related to the Acquisition

  (7)
  To reflect Macaroni Grill's decrease in deferred rent expense ($0.5 million) and increases in rent expense ($0.3 million), depreciation expense ($1.8 million) and amortization expense ($0.3 million) in connection with the acquisition.

  (8)
  To reflect a reduction of $1.4 million of advisory fees expense of Macaroni Grill related to Golden Gate Capital and Brinker International, Inc. The advisory agreement terminated in connection with the acquisition. As they are nonrecurring, advisory fees are not included in the pro forma consolidated statements of operations.

  (9)
  To reflect the addition of a $50.0 million term loan as part of the amended and restated credit facility and a $10.0 million draw under the revolving credit facility to finance the acquisition as if they occurred on the first day of fiscal year 2012. The pro forma adjustments to interest expense related to the acquisition are as follows (in thousands):

Pro forma interest expense on the amended and restated credit facility	$4,085
Elimination of interest expense on the October 2012 debt refinancing	(1,164)
Pro forma amortization of debt issuance costs on the April 2013 debt refinancing	643
Elimination of historical amortization of debt issuance costs	(328)
Pro forma interest expense of Macaroni Grill using Ignite's amended and restated (April 2013) credit facility	105
Elimination of historical interest expense of Macaroni Grill related to its prior credit facility	(162)

Net pro forma adjustment to interest expense for the acquisition	$3,179

    The assumed interest rate on the April 2013 financing transaction is 3.75% (which is LIBOR of 0.25% plus a margin of 3.5%), the actual interest rate in the amended and restated prevailing at closing date. The debt issuance costs related to the April 2013 financing transaction are assumed to be amortized over the term of the credit agreement using the straight-line method for the revolving credit facility. A 1/8 percent variance in the assumed interest rate would result in a net change of $0.1 million in net income for the year.

  (10)
  To eliminate the impact of the valuation allowance recorded in the historical Macaroni Grill financial statements that would not be required on a combined basis with Ignite.

IGNITE RESTAURANT GROUP, INC.
Unaudited Pro Forma Combined Condensed Statement of Operations
For the Twenty-Six Weeks Ended July 1, 2013
(in thousands, except earnings per share)

	Historical Ignite	Historical Macaroni Grill(1)	Pro Forma Adjustments Related to the Acquisition		Pro Forma Combined
Revenues	$	$
Cost and expenses
Restaurant operating costs and expenses
Cost of sales
Labor expenses
Occupancy expenses			620	(3)
Other operating expenses
General and administrative			(358)	(4)
Depreciation and amortization			283	(3)
Pre-opening costs
Restaurant impairments and closures
Loss on disposal of property and equipment

Total costs and expenses			545

Income from operations
Interest income (expense), net			(545)	(5)
Gain (loss) on insurance settlements			(931)

Income (loss) before income taxes			(1,476)
Income tax expense (benefit)			(576)	(2)
			(2,827)	(6)

Net income (loss)	$	$	1,927

Net income (loss) per share
Basic
Diluted
Weighted average shares outstanding
Basic
Diluted

Unaudited Pro Forma Combined Condensed Statement of Operations (for the twenty-six weeks ended July 1, 2013):

General

  (1)
  Includes Macaroni Grill's statement of operations for the period from December 27, 2012 through April 8, 2013, which is included in this prospectus.

  (2)
  To reflect the tax effect of the pro forma adjustments at an estimated statutory rate of 39%.

Pro Forma Adjustments Related to the Acquisition

  (3)
  To reflect Macaroni Grill's increase in deferred rent expense ($0.5 million), increase in rent expense ($83 thousand), increase in depreciation expense ($0.2 million) and increase in amortization expense ($0.1 million) in connection with the acquisition.

  (4)
  To reflect a reduction of $0.4 million of advisory fees expense of Macaroni Grill related to Golden Gate Capital and Brinker International, Inc. The advisory agreement terminated in connection with the acquisition. As they are nonrecurring, advisory fees are not included in the pro forma consolidated statements of operations.

  (5)
  To reflect the addition of a $50.0 million term loan as part of the amended and restated credit facility and a $10.0 million draw under the revolving credit facility to finance the acquisition as if they occurred on the first day of fiscal year 2012 and carried forward through July 1, 2013. The pro forma adjustments to interest expense related to the acquisition are as follows (in thousands):

Pro forma interest expense on the amended and restated credit facility including Macaroni Grill's use of Ignite's amended and restated credit facility	$1,197
Elimination of interest expense on the October 2012 debt refinancing	(349)
Pro forma amortization of debt issuance costs on the April 2013 debt refinancing	172
Elimination of historical amortization of debt issuance costs	(74)
Elimination of historical interest expense of Macaroni Grill related to its prior credit facility	(20)

Net pro forma adjustment to interest expense for the acquisition	$931

    The assumed interest rate on the April 2013 financing transaction is 3.75% (which is LIBOR of 0.25% plus a margin of 3.5%), the actual interest rate in the amended and restated prevailing at closing date. The debt issuance costs related to the April 2013 financing transaction are assumed to be amortized over the term of the credit agreement using the straight-line method for the revolving credit facility. A 1/8 percent variance in the assumed interest rate would result in a net change of $0.1 million in net income for the year.

  (6)
  To eliminate the impact of the valuation allowance recorded in the historical Macaroni Grill financial statements that would not be required on a combined basis with Ignite.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion together with "Selected Historical Consolidated Financial and Operating Data" and the historical financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors" and "Forward-Looking Statements" included in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

        Our fiscal year ends on the Monday nearest to December 31 of each year. Fiscal years 2012 and 2011 were 52-week years, while fiscal year 2010 was a 53-week year. Prior to fiscal year 2013, the first three quarters of our fiscal year consisted of 12 weeks and our fourth quarter consisted of 16 weeks for 52-week fiscal years and 17 weeks for 53-week fiscal years. Commencing in fiscal year 2013, we changed our quarterly accounting periods to be comprised of 13 weeks, except for 53-week fiscal years for which the fourth quarter will be comprised of 14 weeks. While the financial results for the quarter ended April 1, 2013 are reflected on a 13-week period basis, the financial results for the quarter ended March 26, 2012 are reflected on a 12-week period basis because it was impracticable to recast on a 13-week period basis. Due to the timing of our recent acquisition of Romano's Macaroni Grill, the results of operations of Romano's Macaroni Grill are not yet included in our historical financial and operating data contained in this prospectus, including this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Overview

        As of April 1, 2013, Ignite Restaurant Group, Inc. operated two restaurant brands, Joe's Crab Shack and Brick House Tavern + Tap. Each of our restaurant brands offers a variety of high-quality food in a distinctive, casual, high-energy atmosphere. Joe's Crab Shack and Brick House Tavern + Tap operate in a diverse set of markets across the United States. As of April 1, 2013, we owned and operated 131 Joe's Crab Shack and 15 Brick House restaurants in 33 states.

        Joe's Crab Shack is an established, national chain of casual seafood restaurants. Joe's serves a variety of high-quality seafood items, with an emphasis on crab. Joe's is a high-energy, family-friendly restaurant that encourages guests to "roll up your sleeves and crack into some crab." Brick House Tavern + Tap is a casual restaurant brand that provides guests an elevated experience appropriate for every day usage.

        On April 9, 2013, we completed the acquisition of Romano's Macaroni Grill for an aggregate purchase price of approximately $60.8 million in cash, consisting of $54.1 million paid directly to the Sellers and $6.7 million paid to other third parties related to outstanding indebtedness and transaction-related expenses of the Sellers, subject to a working capital adjustment. The acquisition includes 186 company-owned and twelve franchised restaurants across 36 states and Puerto Rico as well as twelve additional franchised units throughout nine foreign countries. For the twelve months ended December 31, 2012, Macaroni Grill generated $388.0 million in revenues.

        On July 18, 2012, we announced that, following an internal assessment of our lease accounting policies, we had determined it necessary to correct non-cash related errors related to our accounting treatment of certain leases, and we commenced a detailed review of our historical accounting for fixed assets and related depreciation expense in prior periods as a private company. Following the completion of this review, we restated our previously issued financial statements as of January 3, 2011 and January 2, 2012 and for the years ended December 28, 2009, January 3, 2011 and January 2, 2012 and as of March 26, 2012 and for the twelve week periods ended March 28, 2011 and March 26, 2012.

Outlook

        We believe that a significant portion of the casual dining industry, particularly the traditional bar & grill segment, has become undifferentiated and the competitive landscape presents a significant growth opportunity for distinctive casual dining restaurants. Similar to the way the bar & grill segment emerged as an alternative to traditional family dining restaurants in the 1990s, we believe that distinctive casual dining restaurants like ours are now positioned to capture market share from conventional bar & grill restaurants. We intend to continue to position our restaurants to capitalize on that trend by constantly refining our brands, elevating food and service, and offering an aspirational experience to our guests. We expect that the casual dining segment will follow broader macroeconomic trends. However, over the past three fiscal years, we have substantially outperformed the rest of the casual dining segment in same store sales performance. We expect the factors above will continue to position our restaurant businesses favorably against our casual dining competitors.

        Our acquisition of Macaroni Grill, with 186 company-owned and 24 franchised units, more than doubled our existing restaurant count. Due to the timing of the closing in the second quarter of 2013 and the acquisition-related costs, we do not expect Macaroni Grill to be accretive to earnings until 2014. We expect to incur approximately $8.7 million in acquisition-related costs including legal, accounting and bank fees, as well as specific integration costs such as relocation and severance. Approximately $3.5 million of these costs, primarily related to debt issuance cost and hardware and software investments to support the integration, will be capitalized. The remaining acquisition-related costs, primarily related to legal, accounting and severance, will be expensed as incurred. We expensed $1.0 million of acquisition-related costs in the first quarter of fiscal year 2013.

        During the thirteen weeks ended April 1, 2013, we opened two Joe's Crab Shack restaurants, one of which was converted from a Brick House Tavern + Tap. Subsequent to the end of the current quarter we opened two additional Joe's Crab Shack restaurants. For the remainder of the fiscal year, we expect to open as many as nine more new restaurants, a vast majority of which will be new Joe's Crab Shack restaurants, and converting as many as three existing restaurants to either a Joe's Crab Shack or a Brick House Tavern + Tap. With the acquisition of Macaroni Grill, we are evaluating our current restaurant development options.

Key Performance Indicators

        In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing are comparable restaurant sales growth, average weekly sales, restaurant operating weeks, average check, average unit volume and number of restaurant openings.

  Comparable Restaurant Sales Growth

        Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for at least 104 weeks, or approximately 24 months. As of the fiscal years ended January 2, 2012 and December 31, 2012 and the thirteen weeks ended April 1, 2013, there were 114, 123 and 126 restaurants, respectively, in our comparable restaurant base. Comparable restaurant sales growth can be generated by an increase in guest counts and/or by increases in the average check amount resulting from a shift in menu mix and/or increase in price. This measure highlights performance of existing restaurants as the impact of new restaurant openings is excluded.

  Average Weekly Sales

        Average weekly sales is a key measure of individual restaurant economic performance of new and existing restaurants. Average weekly sales reflects total sales of all restaurants divided by restaurant operating weeks, which is the aggregate number of weeks that restaurants are in operation over a specified period of time. This measure is subject to seasonality for periods less than one year.

  Restaurant Operating Weeks

        Restaurant operating weeks is the aggregate number of weeks that our restaurants are in operation over a specific period of time.

  Average Check

        Average check is calculated for Joe's Crab Shack by dividing net sales by guest counts for a given time period. Management uses this indicator to analyze the dollars spent in our Joe's Crab Shack restaurants per guest. This measure aids management in identifying trends in guest preferences, as well as the effectiveness of menu price increases and other menu changes.

        Guest counts represent the estimated number of guests served in our Joe's Crab Shack restaurants. The count is estimated based on the number of entrées sold. Our estimates may vary from actual guest counts due to the variability in the level of sharing of certain entrée items on our menu. Given the significant level of alcohol sales and appetizer sales at Brick House, guest count is more difficult to quantify and therefore, we do not currently calculate average check as a key performance indicator for that brand. We expect to calculate average check for Macaroni Grill using a similar methodology as Joe's Crab Shack.

  Average Unit Volume

        Average unit volume represents the average sales for restaurants included in the comparable restaurant base for a given time period, typically annually. Average unit volume reflects total sales for restaurants in our comparable restaurant base divided by the number of restaurants in our comparable restaurant base. This measure is subject to seasonality for periods less than one year.

  Number of Restaurant Openings

        Number of restaurant openings reflects the number of restaurants opened or converted during a particular reporting period. Before we open new restaurants or convert existing restaurants, we incur pre-opening costs, which are defined below. Typically, new restaurants open with an initial start-up period of higher than normalized sales volumes, which subsequently decrease to stabilized levels. While sales volumes are generally higher during the initial opening period, new restaurants typically experience normal inefficiencies in the form of higher cost of sales, labor and other direct operating expenses for several months and as a result, restaurant operating margins are generally lower during the start-up period of operation. The number and timing of restaurant openings has had, and is expected to continue to have, an impact on our results of operations.

Key Financial Definitions

  Revenues

        Revenues primarily consist of food and beverage sales, net of promotional allowances, discounts and employee meals. Revenues are influenced by new restaurant openings, comparable restaurant sales and total operating weeks.

  Cost of Sales

        Cost of sales consists primarily of food and beverage related costs. The components of cost of sales are variable in nature, change with sales volume, are influenced by menu mix and are subject to increases or decreases based on fluctuations in commodity costs.

  Labor Expenses

        Labor expenses include all restaurant-level management and hourly labor costs, including salaries, wages, benefits and performance incentives, payroll taxes and other indirect labor costs.

  Occupancy Expenses

        Occupancy expenses include fixed and variable portions of rent, common area maintenance and property taxes.

  Other Operating Expenses

        Other operating expenses include all other restaurant-level operating costs, the major components of which are operating supplies, utilities, repair and maintenance costs, marketing and advertising costs and credit card fees.

  General and Administrative Expense

        General and administrative expense is comprised of expenses associated with corporate and administrative functions that support the development and operations of restaurants, including multi-unit management and Restaurant Support Center staff compensation and benefits, travel expenses, Restaurant Support Center costs, stock compensation costs, legal and professional fees, costs related to abandoned new restaurant development sites and other related corporate costs.

  Depreciation and Amortization

        Depreciation and amortization includes the depreciation of fixed assets, capitalized leasehold improvements and amortization of intangibles.

  Pre-Opening Costs

        Pre-opening costs consist of costs incurred prior to opening a new restaurant and are made up primarily of manager salaries, employee payroll and other costs related to training and preparing new restaurants for opening.

  Restaurant Impairments and Closures

        We review long-lived assets, such as property and equipment and intangibles, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable and record an impairment charge when appropriate. Expenses incurred following the closure of restaurants are also included.

  Loss on Disposal of Property and Equipment

        Loss on disposal of property and equipment represents the net book value of property and equipment less proceeds received, if applicable, on assets abandoned or sold. These losses are related to normal disposals in the ordinary course of business, along with disposals related to restaurant closures and selected restaurant remodeling activities.

  Interest Expense, Net

        Interest expense, net consists primarily of interest expense related to our debt and amortization of debt issuance costs, net of interest income.

  Gain on Insurance Settlements

        Gain on insurance settlements represents proceeds received from insurance claims in excess of the net book value of assets lost and related costs.

Change in Quarterly Accounting Periods

        As described above, in the first quarter of fiscal year 2013, we changed our quarterly accounting periods from 12 weeks for the first three quarters and 16 weeks for the fourth quarter to all 13-week quarters, except for 53-week fiscal years where the fourth quarter changes from 17 weeks to 14 weeks. We believe that a reporting basis comprised of four equal 13-week quarters is a more typical reporting format comparable to most companies in the casual and family dining segment of the restaurant industry, and is easier to understand for our investors.

        In addition, Macaroni Grill uses the four equal 13-week quarterly reporting periods. We believe that the Macaroni Grill quarterly reporting periods are more appropriate for the post-acquisition consolidated entity. The financial results for the quarter ended March 26, 2012 are reflected on a 12-week period basis because it was impracticable to recast on a 13-week period basis. The only financial information we were able to recast on a 13-week basis for the first quarter of 2012 was revenues. We also report restaurant operating weeks and change in comparable restaurant sales for the comparable 13-week period of fiscal year 2012. We believe it is impracticable to recast other financial information because we do not have weekly cutoff procedures that would allow us to distribute expenses or cash flows to the appropriate periods in order to report the prior year on a 13-week basis.

Results of Operations

        The following table presents the consolidated statement of operations for the past three fiscal years, the twelve weeks ended March 26, 2012 and the thirteen weeks ended April 1, 2013 expressed as a percentage of revenues.

				Twelve Weeks Ended	Thirteen Weeks Ended
	Fiscal Year*
				March 26, 2012	April 1, 2013
	2010	2011	2012
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Restaurant operating costs and expenses
Cost of sales	29.6	31.5	31.3	31.8	30.7
Labor expenses	27.9	27.6	27.4	27.1	27.0
Occupancy expenses	7.9	7.6	7.3	7.3	7.2
Other operating expenses	18.3	17.8	17.5	18.0	18.4
General and administrative	5.9	5.8	6.8	6.0	8.7
Depreciation and amortization	3.8	4.0	4.0	3.8	4.1
Pre-opening costs	1.3	1.2	0.8	1.5	0.9
Restaurant impairments and closures	0.3	0.1	0.0	0.0	0.0
Loss on disposal of property and equipment	0.9	0.3	0.5	0.1	0.2

Total costs and expenses	95.9%	95.8%	95.6%	95.6%	97.3%

Income from operations	4.1	4.2	4.4	4.4	2.7
Interest expense, net	(1.1)	(2.3)	(2.0)	(1.9)	(0.3)
Gain on insurance settlements	0.2	0.3	(0.2)	—	0.3

Income before income taxes	3.2%	2.2%	2.3%	2.4%	2.7%
Income tax expense	0.4	(0.8)	0.4	0.6	0.8

Net income	2.8%	3.0%	1.9%	1.8%	1.8%

*
The percentages reflected are subject to rounding adjustments.

        The following table sets forth additional operating information that we use in assessing our performance as of fiscal years 2012, 2011 and 2010:

	Fiscal Year
	2010	2011	2012
Selected Other Data(1)(2):
Number of restaurants open (end of period):
Joe's Crab Shack	113	119	129
Brick House Tavern + Tap	13	16	15

Total restaurants	126	135	144
Average weekly sales (in thousands)	$54	$59	$63
Restaurant operating weeks	6,499	6,871	7,367
Comparable Restaurant Data(1)(2):
Comparable restaurant base (end of period)	111	114	123
Average unit volume (in thousands)	$2,810	$2,970	$3,050
Change in comparable restaurant sales	4.9%	6.9%	2.2%
Average check (Joe's only)	$22.00	$23.07	$23.80

(1)
Includes both Joe's Crab Shack and Brick House Tavern + Tap unless otherwise noted.

(2)
See the definitions of key performance indicators beginning on page 58.

        The following table sets forth additional operating information that we use in assessing our performance for the thirteen weeks ended April 1, 2013 and twelve weeks ended March 26, 2012:

	Twelve Weeks Ended March 26, 2012	Thirteen Weeks Ended April 1, 2013
Selected Other Data(1)(2):
Number of restaurants open (end of period):
Joe's Crab Shack	122	131
Brick House Tavern + Tap	16	15

Total restaurants	138	146
Average weekly sales (in thousands):
Joe's Crab Shack	$64	$64
Brick House Tavern + Tap	$55	$60
Restaurant operating weeks(3):
Joe's Crab Shack	1,446	1,677
Brick House Tavern + Tap	192	195
Comparable Restaurant Data(1)(2):
Comparable restaurant base (end of period):
Joe's Crab Shack	111	112
Brick House Tavern + Tap	7	14

Total restaurants	118	126
Change in comparable restaurant sales(4):
Joe's Crab Shack	5.4%	(2.0)%
Brick House Tavern + Tap	2.0%	3.9%
Total restaurants	5.3%	(1.4)%

(1)
Includes both Joe's Crab Shack and Brick House Tavern + Tap unless otherwise noted.

(2)
See the definitions of key performance indicators beginning on page 58.

(3)
On a thirteen week comparable first quarter for fiscal year 2012, restaurant operating weeks would have been 1,569 and 208 for Joe's Crab Shack and Brick House Tavern + Tap, respectively.

(4)
Comparable restaurant sales for the first quarter of 2013 compares the thirteen weeks ended April 1, 2013 to the comparable thirteen week period of 2012.

Thirteen Weeks Ended April 1, 2013 Compared to Twelve Weeks Ended March 26, 2012

  Financial Performance Overview

        With the change in our fiscal quarters, as noted above, the first quarter of 2013 represents 13 weeks of activity and the first quarter of 2012 represents only 12 weeks of activity. As such, the two quarters are not comparable. We did not believe it was practicable to recast the prior year quarter to 13 weeks. The only financial information that we were able to recast on a 13-week basis for the first quarter of 2012 was revenues. We also report restaurant operating weeks and change in comparable restaurant sales for the comparable 13-week period of fiscal year 2012. The following are highlights of our performance for the thirteen weeks ended April 1, 2013 compared to the twelve weeks ended March 26, 2012:

  •
  revenues increased 14.3% to $118.2 million (or a 4.5% increase if we revised our quarterly reporting period in the prior year);

  •
  comparable restaurant sales decreased 1.4% (based on a comparable 13-week basis);

  •
  two new restaurants were opened during the thirteen weeks ended April 1, 2013, bringing our total number of restaurants to 146 as of April 1, 2013, compared to three new restaurants during the twelve weeks ended March 26, 2012, which brought our total number of restaurants to 138 as of March 26, 2012;

  •
  income from operations decreased 28.3% to $3.2 million;

  •
  effective income tax rate increased to 30.7% for the thirteen weeks ended April 1, 2013 from 25.6% for the twelve weeks ended March 26, 2012; and

  •
  net income increased 15.9% to $2.2 million.

        The following table sets forth information comparing the components of net income for the thirteen weeks ended April 1, 2013 and the twelve weeks ended March 26, 2012 (dollars in thousands).

	Twelve Weeks Ended March 26, 2012		Thirteen Weeks Ended April 1, 2013		Increase (Decrease)
	(dollars in thousands)
Revenues	$103,430	100.0%	$118,240	100.0%	$14,810	14.3%
Costs and expenses
Restaurant operating costs and expenses
Cost of sales	32,915	31.8	36,321	30.7	3,406	10.3
Labor expenses	28,047	27.1	31,907	27.0	3,860	13.8
Occupancy expenses	7,532	7.3	8,554	7.2	1,022	13.6
Other operating expenses	18,568	18.0	21,804	18.4	3,236	17.4
General and administrative	6,223	6.0	10,291	8.7	4,068	65.4
Depreciation and amortization	3,949	3.8	4,813	4.1	864	21.9
Pre-opening costs	1,528	1.5	1,091	0.9	(437)	(28.6)
Restaurant impairments and closures	49	0.0	17	0.0	(32)	(65.3)
Loss on disposal of property and equipment	89	0.1	195	0.2	106	119.1

Total costs and expenses	98,900	95.6	114,993	97.3	16,093	16.3

Income from operations	4,530	4.4	3,247	2.7	(1,283)	(28.3)
Interest expense, net	(1,997)	(1.9)	(395)	(0.3)	1,602	(80.2)
Gain on insurance settlements	—	—	300	0.3	300	100.0

Income before income taxes	2,533	2.4	3,152	2.7	619	24.4
Income tax expense	648	0.6	967	0.8	319	49.2

Net income	$1,885	1.8%	$2,185	1.8%	$300	15.9%

  Revenues

        As reported, revenues were $118.2 million during the thirteen weeks ended April 1, 2013, an increase of $14.8 million, or 14.3%, compared to revenues of $103.4 million during the twelve weeks ended March 26, 2012. If we used our revised quarterly reporting period in the prior year, revenues would have been $113.1 million during the thirteen weeks ended April 2, 2012. This would have resulted in an increase of $5.1 million, or 4.5% in the current year period. This increase is primarily from new restaurant development partially offset by a decrease of 1.4% in comparable restaurant sales when comparing the thirteen weeks ended April 1, 2013 to the revised 13-week quarterly reporting period in the prior year.

        Revenues at Joe's Crab Shack increased 4.9% to $106.6 million in fiscal year 2013 versus $101.6 million in the comparable 13 weeks of the prior year. This increase is related to new store openings partially offset by a 2.0% decrease in comparable restaurant sales. The comparable restaurant sales decrease is comprised of a 3.8% decrease in guest count partially offset by a 1.0% increase in pricing and a 0.8% mix benefit.

        Brick House Tavern + Tap revenues increased 0.8% to $11.6 million in fiscal year 2013 versus $11.5 million in the comparable 13 weeks of the prior year due to a 3.9% increase in comparable restaurant sales partially offset by a store that was closed and converted to a Joe's Crab Shack. The comparable restaurant sales increase is comprised of a 2.4% increase in pricing and a 1.5% increase from mix and traffic.

  Restaurant Operating Costs and Expenses

        Restaurant operating costs and expenses increased over the prior year due to the additional week in the current year quarter and the increased operating weeks from new store openings. With the change in our fiscal quarters, as described herein, we do not believe a comparison of restaurant operating costs and expenses in the 13-week first quarter of fiscal year 2013 to the 12-week first quarter of fiscal year 2012 provides meaningful information to our investors. However, we believe that the restaurant operating costs and expenses as a percentage of revenues do provide a meaningful basis for comparison when comparing the financial results for the 13 weeks ended April 1, 2013 to the twelve weeks ended March 26, 2012. As a percent of revenue, cost of sales decreased from 31.8% to 30.7% primarily due to favorable shellfish pricing and a continued mix move to more favorable margin items. Labor expenses and occupancy expenses as a percent of revenue remained fairly consistent period over period at 27.0% and 7.2%, respectively. Other operating expenses increased as a percentage of revenue from 18.0% to 18.4% primarily due to higher national marketing expenses related to our new advertising campaign.

  General and Administrative

        General and administrative expense increased by $4.1 million, or 65.4%, from $6.2 million during the twelve weeks ended March 26, 2012 to $10.3 million during the thirteen weeks ended April 1, 2013. As a percent of revenue, expenses increased from 6.0% to 8.7%. The increase from the prior year is primarily due to $1.1 million from higher professional fees related to being a public-company, $1.0 million of expenses related to the Macaroni Grill acquisition, $208 thousand from higher stock-based compensation expense, and the impact of the additional week in the current year quarter.

  Depreciation and Amortization

        Depreciation and amortization expense increased by $864 thousand, or 21.9%, from $3.9 million during the twelve weeks ended March 26, 2012 to $4.8 million during the thirteen weeks ended April 1, 2013. As a percent of revenue, depreciation and amortization increased from 3.8% to 4.1%. The increase from the prior year is mainly due to higher depreciable base from new restaurants opened and an extra week of depreciation and amortization expense in the current year.

  Pre-Opening Costs

        Pre-opening costs decreased by $437 thousand, or 28.6%, from $1.5 million during the twelve weeks ended March 26, 2012 to $1.1 million during the thirteen weeks ended April 1, 2013. We opened one new restaurant and converted one restaurant during the thirteen weeks ended April 1, 2013 and opened three restaurants during the twelve weeks ended March 26, 2012. We incurred pre-opening cost in both periods for other openings in progress during the period.

  Interest Expense, Net

        Interest expense, net decreased by $1.6 million, or 80.2%, from $2.0 million during the twelve weeks ended March 26, 2012 to $395 thousand during the thirteen weeks ended April 1, 2013 primarily due to the lower interest rate and lower average debt balances as a result of the pay down of debt with proceeds from our IPO in May 2012 and the October 2012 refinancing.

  Income Tax Expense

        Income tax expense increased by $319 thousand, or 49.2% from $0.6 million during the twelve weeks ended March 26, 2012 to $1.0 million during the thirteen weeks ended April 1, 2013. The effective income tax rate increased from 25.6% to 30.7% primarily due to a lower benefit from the

FICA tax credit in the thirteen weeks ended April 1, 2013 and certain nondeductible Macaroni Grill transaction costs.

  Net Income

        As a result of the foregoing, net income increased by $300 thousand, or 15.9%, from $1.9 million for the twelve weeks ended March 26, 2012 to $2.2 million for the thirteen weeks ended April 1, 2013.

Fiscal Year 2012 (52 Weeks) Compared to Fiscal Year 2011 (52 Weeks)

  Financial Performance Overview

        The following are highlights of our performance for fiscal year 2012 compared to fiscal year 2011:

  •
  revenues increased 14.8% to $465.1 million;

  •
  comparable restaurant sales increased by 2.2%;

  •
  new restaurants, net of closures, increased by nine during fiscal year 2012, bringing our total number of restaurants to 144 compared to 135 restaurants for fiscal year 2011;

  •
  income from operations increased 22.4% to $20.6 million; and

  •
  net income decreased 27.8%, to $8.7 million.

        The following table sets forth information comparing the components of net income for the fiscal year ended December 31, 2012 and January 2, 2012.

	Fiscal Year
	2011		2012		Increase (Decrease)
	(dollars in thousands)
Revenues	$405,243	100.0%	$465,056	100.0%	$59,813	14.8%
Costs and expenses
Restaurant operating costs and expenses
Cost of sales	127,607	31.5	145,451	31.3	17,844	14.0
Labor expenses	111,721	27.6	127,331	27.4	15,610	14.0
Occupancy expenses	30,708	7.6	33,846	7.3	3,138	10.2
Other operating expenses	72,296	17.8	81,219	17.5	8,923	12.3
General and administrative	23,556	5.8	31,725	6.8	8,169	34.7
Depreciation and amortization	16,011	4.0	18,572	4.0	2,561	16.0
Pre-opening costs	4,855	1.2	3,871	0.8	(984)	(20.3)
Restaurant impairments and closures	333	0.1	115	0.0	(218)	(65.5)
Loss on disposal of property and equipment	1,295	0.3	2,296	0.5	1,001	77.3

Total costs and expenses	388,382	95.8	444,426	95.6	56,044	14.4

Income from operations	16,861	4.2	20,630	4.4	3,769	22.4
Interest expense, net	(9,215)	(2.3)	(9,366)	(2.0)	(151)	1.6
Gain on insurance settlements	1,126	0.3	(799)	(0.2)	(1,925)	(171.0)

Income before income taxes	8,772	2.2	10,465	2.3	1,693	19.3
Income tax expense	(3,291)	(0.8)	1,751	0.4	5,042	(153.2)

Net income	$12,063	3.0%	$8,714	1.9%	$(3,349)	(27.8)%

  Revenues

        Revenues were $465.1 million for fiscal year 2012, an increase of $59.9 million, or 14.8%, compared to revenues of $405.2 million for fiscal year 2011. Comparable restaurant sales contributed $8.0 million, or 2.0%, of the total revenue increase, while non-comparable restaurants contributed $51.9 million, or 12.8%, of the total revenue increase. Comparable restaurant sales increased 2.2% as a result of 1.8% in pricing and 0.4% in guest count and mix impacts achieved through the execution of five distinct marketing campaigns with signature menu items driving a successful shift in menu mix toward our signature dishes. This has also increased our average weekly sales per restaurant from approximately $59 thousand to $63 thousand. Restaurant operating weeks increased from 6,871 in 2011 to 7,367 in 2012 due to net restaurant development.

  Cost of Sales

        Cost of sales increased by $17.9 million, or 14.0%, from $127.6 million for fiscal year 2011 to $145.5 million for fiscal year 2012 primarily due to an increase in revenues. As a percentage of revenues, cost of sales decreased to 31.3% from 31.5% due primarily to favorable costs of crab and seafood items.

        We anticipate that cost of sales in our new restaurants will be higher than our mature restaurant base. This occurs as managers learn to optimally predict, order and make the signature menu items that our brands serve to our guests. We also anticipate that our strategy for opening restaurants will result in higher crab and lobster mix than our mature restaurant base. This increases total cost of goods while providing increased contribution. Additionally, significant number of restaurant openings in any period may have a material impact on cost of sales.

  Labor Expenses

        Labor expenses increased by $15.6 million, or 14.0%, from $111.7 million for fiscal year 2011 to $127.3 million for fiscal year 2012 primarily due to incremental operating weeks. As a percentage of revenues, labor expenses decreased from 27.6% to 27.4% primarily due to leverage related to pricing and sales growth partially offset by increases in average wage rate and unemployment tax rates.

  Occupancy Expenses

        Occupancy expenses increased by $3.1 million, or 10.2%, from $30.7 million for fiscal year 2011 to $33.8 million for fiscal year 2012 primarily due to new restaurant openings. As a percentage of revenues, occupancy expenses decreased from 7.6% to 7.3% due to leverage from higher unit volumes partially offset by increases in contingent rent.

  Other Operating Expenses

        Other operating expenses increased by $8.9 million, or 12.3%, from $72.3 million for fiscal year 2011 to $81.2 million for fiscal year 2012 mainly due to new restaurant openings and higher national advertising spending. As a percentage of revenues, other operating expenses decreased from 17.8% to 17.5% mainly due to favorable debit card rates caused by recent legislation and favorable utility rates partially offset by increased spending in national televised marketing.

  General and Administrative

        General and administrative expenses increased by $8.1 million, or 34.7%, from $23.6 million for fiscal year 2011 to $31.7 million for fiscal year 2012 due primarily to nonrecurring restatement-related expenses of $1.9 million, and IPO-related expenses of $1.9 million, which includes $1.0 million in fees related to the termination of our management agreement with J.H. Whitney and $0.4 million in

IPO-related cash bonuses. In addition, general and administrative expenses increased due to the addition of 11 new restaurants, legal and professional fees associated with being a public company, implementation of a stock-based compensation program, and increased staffing and travel expenses. As a percentage of revenues, general and administrative expenses increased from 5.8% to 6.8% primarily caused by the nonrecurring expenses related to our IPO and restatement.

  Depreciation and Amortization

        Depreciation and amortization expense increased by $2.6 million, or 16.0%, to $18.6 million for fiscal year 2012 from $16.0 million for fiscal year 2011 primarily due to a higher depreciable base from newly opened restaurants. As a percentage of revenue, depreciation and amortization was flat from last year at 4.0%.

  Pre-Opening Costs

        Pre-opening costs decreased by $1.0 million, or 20.3%, to $3.9 million for fiscal year 2012 from $4.9 million for fiscal year 2011 mainly due to the timing of scheduled restaurant openings and the decrease in average spending per restaurant opening due to improved efficiency in travel, hiring and training spending. We opened 11 new restaurants in both 2012 and 2011. We also incurred pre-opening costs in both years for restaurants opened in the subsequent fiscal year.

  Loss on Disposal of Property and Equipment

        Loss on disposal of property and equipment increased by $1.0 million to $2.3 million for fiscal year 2012 from $1.3 million for fiscal year 2011. The loss in fiscal year 2012 was primarily due to a $1.0 million write-off of property and equipment for one Joe's Crab Shack restaurant location that was closed in a prior year, $0.6 million in asset retirement losses for converted and remodeled restaurants, and replacement of restaurant equipment and facilities improvements. The loss in fiscal year 2011 was primarily due to a $0.6 million write-off of property and equipment for a Brick House location to be converted to a Joe's in fiscal year 2012, write-offs for abandoned remodel projects and $0.5 million in replacement of restaurant equipment and facilities improvement.

  Interest Expense, Net

        Interest expense, net increased by $151 thousand, or 1.6%, primarily due to write-off of debt issuance costs related to refinancing and debt repayment transactions in fiscal years 2012 and 2011, amounting to approximately $3.3 million in fiscal year 2012 and $1.4 million in fiscal year 2011 and the lower interest capitalized of $0.3 million in fiscal year 2011 to $0.1 million in fiscal year 2012. This is offset by lower average debt balances and lower interest rates in fiscal year 2012 compared to fiscal year 2011 causing a decrease in interest expense of approximately $1.3 million. In addition, we recorded a $0.4 million expense related to the termination of our interest rate swap in fiscal year 2011.

  Gain (Loss) on Insurance Settlements

        The loss on insurance settlements during fiscal year 2012 was caused by property damage write-off, business interruption losses and clean-up costs from Hurricane Sandy amounting to $1.0 million. These losses were partially offset by a $0.2 million final insurance recovery settlement related to hurricane damage sustained at one of our restaurants in fiscal year 2008. The gain in fiscal year 2011 was due to the receipt of insurance recoveries for property and business interruption losses that were recorded in prior years.

  Income Tax Expense (Benefit)

        Income tax expense increased by $5.1 million from a $3.3 million income tax benefit in fiscal year 2011 to a $1.8 million income tax expense in fiscal year 2012 mainly caused by the higher pre-tax income and the release of a $4.7 million valuation allowance in fiscal year 2011. Excluding the effect of the release of the valuation allowance, the effective income tax rate increased from 15.6% in fiscal year 2011 to 16.7% in fiscal year 2012.

  Net Income

        As a result of the foregoing, net income decreased by $3.4 million, or 27.8%, to $8.7 million for fiscal year 2012 from $12.1 million for fiscal year 2011.

Fiscal Year 2011 (52 Weeks) Compared to Fiscal Year 2010 (53 Weeks)

  Financial Performance Overview

        The following are highlights of our performance for fiscal year 2011 compared to fiscal year 2010:

  •
  revenues increased 15.3% to $405.2 million;

  •
  comparable restaurant sales increased 6.9% (7.2% increase on a fiscal period basis);

  •
  new restaurants, net of closures, increased by nine during fiscal year 2011, bringing our total number of restaurants to 135 compared to 126 restaurants for fiscal year 2010;

  •
  as a percentage of revenues, cost of sales increased to 31.5% from 29.6%, primarily due to the higher cost of crab and other commodities. While menu mix shift contributed to the higher percentage, the shift yielded higher gross profit dollars;

  •
  income from operations increased 17.1% to $16.9 million;

  •
  interest expense, net increased $5.4 million, primarily due to the write off of debt issuance costs, the early termination of an interest rate swap agreement when we refinanced our debt, and the higher average balance of total debt outstanding during fiscal year 2011; and

  •
  net income increased 24.3%, to $12.1 million.

        The following table sets forth information comparing the components of net income for fiscal year 2011 and fiscal year 2010.

	Fiscal Year
	2010		2011		Increase (Decrease)
	(dollars in thousands)
Revenues	$351,327	100.0%	$405,243	100.0%	$53,916	15.3%
Costs and expenses
Restaurant operating costs and expenses
Cost of sales	103,981	29.6	127,607	31.5	23,626	22.7
Labor expenses	98,162	27.9	111,721	27.6	13,559	13.8
Occupancy expenses	27,715	7.9	30,708	7.6	2,993	10.8
Other operating expenses	64,382	18.3	72,296	17.8	7,914	12.3
General and administrative	20,719	5.9	23,556	5.8	2,837	13.7
Depreciation and amortization	13,190	3.8	16,011	4.0	2,821	21.4
Pre-opening costs	4,627	1.3	4,855	1.2	228	4.9
Restaurant impairments and closures	909	0.3	333	0.1	(576)	(63.4)
Loss on disposal of property and equipment	3,242	0.9	1,295	0.3	(1,947)	(60.1)

Total costs and expenses	336,927	95.9	388,382	95.8	51,455	15.3

Income from operations	14,400	4.1	16,861	4.2	2,461	17.1
Interest expense, net	(3,831)	(1.1)	(9,215)	(2.3)	(5,384)	140.5
Gain on insurance settlements	589	0.2	1,126	0.3	537	91.2

Income before income taxes	11,158	3.2	8,772	2.2	(2,386)	(21.4)
Income tax expense	1,456	0.4	(3,291)	(0.8)	(4,747)	(326.0)

Net income	$9,702	2.8%	$12,063	3.0%	$2,361	24.3%

  Revenues

        Revenues were $405.2 million for fiscal year 2011, an increase of $53.9 million, or 15.3%, as compared to revenues of $351.3 million for fiscal year 2010. The revenue increase was driven by an increase in comparable restaurant sales and sales from non-comparable restaurants. Comparable restaurant sales and non-comparable restaurant sales contributed 4.9% and 10.4% of the total revenue increase, respectively. Comparable restaurant sales increased 6.9% for fiscal year 2011 compared to an increase of 4.9% for fiscal year 2010.

  Cost of Sales

        Cost of sales increased $23.6 million, or 22.7%, to $127.6 million for fiscal year 2011, as compared to $104.0 million for fiscal year 2010 due to the growth in revenues from new restaurants and existing restaurants. As a percentage of revenues, cost of sales increased to 31.5% for fiscal year 2011 from 29.6% for fiscal year 2010. The increase in cost of sales as a percentage of revenues was primarily driven by the higher cost of crab and certain other commodities along with menu mix changes, which were partially offset by pricing and operating efficiency improvements. While the menu mix shift contributed to a higher cost of sales as a percentage of revenues, the shift yielded higher gross profit dollars.

  Labor Expenses

        Labor expenses increased by $13.5 million, or 13.8%, to $111.7 million for fiscal year 2011 from $98.2 million for fiscal year 2010, primarily due to new restaurant openings and higher sales from the comparable restaurant base. As a percentage of revenues, labor expenses decreased to 27.6% for fiscal year 2011 from 27.9% for fiscal year 2010. The improvement was primarily due to better leveraging of restaurant management personnel and efficiencies gained from implementing a new labor scheduling software system, partially offset by higher incentive payouts.

  Occupancy Expenses

        Occupancy expenses increased by $3.0 million, or 10.8%, to $30.7 million for fiscal year 2011 from $27.7 million for fiscal year 2010, primarily due to new restaurant openings. As a percentage of revenues, occupancy expenses decreased to 7.6% for fiscal year 2011 from 7.9% for fiscal year 2010 primarily due to improved leverage relative to comparable restaurant sales growth.

  Other Operating Expenses

        Other operating expenses increased by $7.9 million, or 12.3%, to $72.3 million for fiscal year 2011 from $64.4 million for fiscal year 2010 primarily due to new restaurant openings. As a percentage of revenues, other operating expenses decreased to 17.8% for fiscal year 2011 from 18.3% for fiscal year 2010, primarily due to improved leverage relative to comparable restaurant sales growth. As a percentage of revenue, restaurant supplies, repair and maintenance costs, utility costs, and marketing and advertising costs all decreased as a result of the improved leverage and were the main drivers of the decrease in operating costs relative to revenues.

  General and Administrative

        General and administrative expenses increased by $2.9 million, or 13.7%, to $23.6 million for fiscal year 2011 from $20.7 million for fiscal year 2010 primarily driven by higher personnel costs from increased Restaurant Support Center headcount to manage and support the increase in new restaurants, higher incentive expenses due to improved operating performance, and higher travel expenses due to restaurant development activity. As a percentage of revenues, general and administrative expenses decreased slightly to 5.8% for fiscal year 2011 from 5.9% for fiscal year 2010.

  Depreciation and Amortization

        Depreciation and amortization expense increased by $2.8 million, or 21.4%, to $16.0 million for fiscal year 2011 from $13.2 million for fiscal year 2010 primarily due to a higher depreciable base from new restaurants opened. As a percentage of revenues, depreciation and amortization increased to 4.0% for fiscal year 2011 from 3.8% for fiscal year 2010.

  Pre-Opening Costs

        Pre-opening costs increased by $0.3 million, or 4.9%, to $4.9 million for fiscal year 2011 from $4.6 million for fiscal year 2010. The increase was due to the timing of restaurant openings during 2011 and 2010. Eleven restaurants were opened during 2011 (including one conversion), and eleven restaurants were opened during 2010 (including one rebuild of an existing restaurant).

  Restaurant Impairments and Closures

        There were no impairments in fiscal year 2011. Year-over-year impairment expense for fiscal year 2011 decreased by $0.3 million. Fiscal year 2011 restaurant closure expense of $0.3 million is a $0.3 million reduction on a year-over-year basis.

  Loss on Disposal of Property and Equipment

        Loss on disposal of property and equipment decreased by $1.9 million to $1.3 million for fiscal year 2011 from $3.2 million for fiscal year 2010. The loss in fiscal year 2011 was primarily due to a $0.6 million writeoff of property and equipment for a Brick House location to be converted to a Joe's in 2012, a closure of one Joe's Crab Shack restaurant, writeoffs for abandoned remodel projects and $0.5 million in replacement of restaurant equipment and facilities improvement. The loss in fiscal year 2010 was primarily due to the writeoff of property and equipment for two Joe's Crab Shack restaurant locations; one was razed and rebuilt due to the condition of the facility, while the other underwent construction to re-brand it as a Brick House restaurant and the replacement of restaurant equipment and facilities improvements.

  Interest Expense, Net

        Interest expense, net increased by $5.4 million to $9.2 million for fiscal year 2011 from $3.8 million for fiscal year 2010 primarily due to the write-off of debt issuance costs related to the refinancing of our debt prior to the end of March 2011, the cost to terminate an interest rate swap agreement associated with that debt and the higher average outstanding debt balance.

  Gain on Insurance Settlements

        Gain on insurance settlements increased by $0.5 million due to an insurance claim for one restaurant that was severely flooded and rebuilt in 2010 and an additional $1.1 million gain recognized in fiscal year 2011 related to a restaurant damaged by a hurricane in late 2008.

  Income Tax Expense

        Income tax expense decreased by $4.8 million from $1.5 million income tax expense in fiscal year 2010 to $3.3 million income tax benefit in fiscal year 2011. The decrease is primarily due to the release of a $4.7 million deferred tax asset valuation allowance caused by our then current and expected future taxable position. Our assessment of the valuation allowance indicated that it is more likely than not that our deferred tax assets, which are primarily established for FICA credit carryforwards, would be realized, hence, the reversal of the valuation allowance and the consequent reduction in income tax expense.

  Net Income

        As a result of the foregoing, net income increased $2.4 million, or 24.3%, in fiscal year 2011 compared to fiscal year 2010.

Quarterly Results and Seasonality

        The following table sets forth certain unaudited financial and operating data in each fiscal quarter during fiscal years 2010, 2011 and 2012. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated and unaudited condensed consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. There is a seasonal component to Joe's Crab Shack's business which typically peaks in the summer months (June, July and August) and slows in the winter months (November, December, January). Because of the seasonality of our business, results for any fiscal quarter are not necessarily indicative of the results that may be achieved for future fiscal quarters or for the full fiscal year. All quarterly periods presented below for fiscal years 2010, 2011, 2012 include 12 weeks, except for the fourth quarter of fiscal years 2011 and 2012, which included 16 weeks and the fourth quarter of fiscal year

2010, which included 17 weeks. The quarterly period presented below for fiscal year 2013 includes 13 weeks, based on our recent change to our quarterly accounting periods, as described above.

	Fiscal Year 2010				Fiscal Year 2011				Fiscal Year 2012				Fiscal Year 2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Number of restaurants open at end of period	122	123	123	126	129	133	135	135	138	143	145	144	146
Total revenues (in millions)	$71.9	$88.5	$102.6	$88.3	$87.4	$103.2	$113.2	$101.4	$103.4	$120.0	$129.1	$112.6	$118.2
Change in total comparable restaurant sales	5.1%	3.4%	4.9%	6.5%	9.4%	6.0%	5.5%	7.3%	5.3%	3.0%	0.4%	0.8%	(1.4)%

Average weekly sales (in thousands)	$50	$60	$69	$42	$57	$66	$70	$47	$63	$71	$75	$49	$63

Liquidity and Capital Resources

  General

        Our primary sources of liquidity and capital resources have been cash provided from operating activities, cash and cash equivalents, the senior secured revolving credit facility, and the net proceeds from our IPO. Our primary requirements for liquidity and capital are new restaurant development, working capital and general corporate needs. Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate, and expect to continue to operate with negative working capital. Our requirement for working capital is not significant since our restaurant guests pay for their food and beverage purchases in cash or payment cards (credit or debit) at the time of sale. Thus, we are able to sell many of our inventory items before we have to pay our suppliers for such items. Our restaurants do not require significant inventories or receivables.

        We believe that these sources of liquidity and capital will be sufficient to finance our continued operations and expansion plans for at least the next twelve months.

        The following table shows summary cash flows information for fiscal years 2010, 2011 and 2012, the twelve weeks ended March 26, 2012 and the thirteen weeks ended April 1, 2013:

				Twelve Weeks Ended March 26, 2012	Thirteen Weeks Ended April 1, 2013
	Fiscal Years
	2010	2011	2012
	(in thousands)
Net cash provided by (used in):
Operating activities	$37,679	$32,279	$40,632	$10,291	$10,273
Investing activities	(29,928)	(39,379)	(44,012)	(5,523)	(9,271)
Financing activities	(155)	(1,747)	6,584	(757)	(107)

Net increase (decrease) in cash and cash equivalents	$7,596	$(8,847)	$3,204	$4,011	$895

  Operating Activities

        Net cash provided by operating activities was $10.3 million for the thirteen weeks ended April 1, 2013 and the twelve weeks ended March 26, 2012 due to the increase in sales and a reduction in the amount of interest paid offset primarily by higher general and administrative costs.

        Net cash provided by operating activities increased from $32.3 million for fiscal year 2011 to $40.6 million for fiscal year 2012 primarily due to the increase in sales and restaurant-level profit, partially offset by an increase in costs associated with our IPO, restatement costs and expenses, and higher interest and income taxes paid in fiscal year 2012 compared to fiscal year 2011.

        Net cash provided by operating activities was $32.3 million for fiscal year 2011 compared to $37.7 million for fiscal year 2010. The decrease was primarily due to an increase in cash paid for interest in fiscal year 2011 related to increased borrowings under our new senior secured credit facility, settlement of the interest rate swap agreement, and an increase in cash paid for taxes due to our increased profitability and prior utilization of historic net operating losses.

  Investing Activities

        Net cash used in investing activities increased $3.8 million to $9.3 million for the thirteen weeks ended April 1, 2013 compared to the net cash used in investing activities of $5.5 million for the twelve weeks ended March 26, 2012. Capital expenditures increased to $8.9 million in the current year compared to $6.6 million in the prior year primarily due to the timing of new restaurant openings. Capital expenditures are primarily for investments in new restaurant development and the replacement of restaurant equipment or facility improvement. We opened one new restaurant, converted one restaurant and remodeled one restaurant during the thirteen weeks ended April 1, 2013 compared to opening three new restaurants during the twelve weeks ended March 26, 2012. This was partially offset by proceeds from property insurance claims of $300 thousand in the current year compared to $1.1 million in the prior year.

        Net cash used in investing activities was $44.0 million, $39.4 million, and $29.9 million in 2012, 2011, and 2010, respectively. The net cash used was primarily attributable to capital expenditures for fiscal years 2012, 2011 and 2010 of $44.2 million, $39.4 million and $32.4 million, respectively. In each year, development of new locations accounted for most of the expenditures. Year-over-year variances in capital expenditures are due to the number and timing of new or updated locations under construction.

        We estimate our capital expenditures for fiscal year 2013 will be approximately $55.0 million to $60.0 million substantially related to new restaurant development including estimated construction-in-progress disbursements for fiscal 2014 openings.

  Financing Activities

        Net cash used in financing activities was $107 thousand for the thirteen weeks ended April 1, 2013 compared to $757 thousand net cash used in financing activities for the twelve weeks ended March 26, 2012. In the current year, financing activity cash flows represent the payment of deferred financing costs related to our new credit facility, while the prior year activity includes our first quarter scheduled repayment of long-term debt.

        Net cash provided by financing activities was $6.6 million for fiscal year 2012 compared to the net cash used in financing activities of $1.7 million for fiscal year 2011, which was primarily caused by our IPO and the prepayment of a portion of our term loan as a result of the IPO.

        We completed our IPO on May 16, 2012 in which we received $81.1 million in net proceeds, after deducting direct offering costs of $9.0 million. We also prepaid $42.5 million of our term loan from the net proceeds of our IPO. We paid $0.3 million in debt issuance costs related to the amendment of our debt facility and another $1.4 million in debt issuance costs related to the new senior secured credit facility (see below). With the new senior secured credit facility, we paid down the remaining $74.5 million balance of our term loan after the IPO with a revolving credit borrowing of $45.0 million from the new senior secured credit facility and $29.5 million of cash on hand. Prior to the IPO, we had also made a scheduled payment on the term loan amounting to $0.8 million in the first quarter of 2012.

        Net cash used in financing activities for fiscal year 2010 was $155 thousand and increased to $1.7 million in fiscal year 2011 primarily due to our dividend payment partially offset by net proceeds from the refinancing of our senior secured credit facility.

  Senior Secured Credit Facility

        On October 29, 2012, we entered into a $100.0 million five-year senior secured revolving credit facility, which includes a letter of credit sub-facility of up to $10.0 million and a swing line sub-facility of up to $15.0 million, with a syndicate of commercial banks and other financial institutions.

        The initial interest rate for borrowings under the facility was equal to, at our option, either (a) the London Interbank Offered Rate, or "LIBOR", plus a margin of 2.00%, or (b) the base rate (as defined in the agreement) plus a margin of 1.00%. Thereafter, the applicable margins were subject to adjustment based on our leverage ratio as determined on a quarterly basis. In addition, we were required to pay a commitment fee on the unused portion of the revolving credit facility. The commitment fee rate was 0.30% per annum, and was also subject to adjustment thereafter on a quarterly basis based on our leverage ratio.

        The revolving credit facility contained financial covenants including a leverage ratio and a minimum fixed charge coverage ratio, as described in the agreement. The facility also contained other covenants which, among other things limited our ability to incur additional indebtedness, create liens on our assets, make certain investments, guarantees or loans, merge, consolidate or otherwise dispose of assets other than in the ordinary course of business, make acquisitions, and pay dividends or make other restricted payments. The facility was guaranteed by each of our subsidiaries and secured by substantially all of our present and future assets and a lien on the capital stock or other equity interests of our direct and indirect subsidiaries.

  Acquisition of Macaroni Grill and New Credit Facility

        On April 9, 2013, we completed our acquisition of Romano's Macaroni Grill. To finance the acquisition, on April 9, 2013, we entered into an amendment to our revolving credit facility and added a $50.0 million term loan facility. The initial interest rate for borrowings under the new credit facility will be at the LIBOR plus a margin of 3.5%, or the base rate (as defined in the agreement) plus a margin of 2.5%, as we may elect. Thereafter, the applicable margins are subject to adjustment based on our maximum leverage ratio (as defined in the agreement), as determined on a quarterly basis, with the margins ranging from 1.25% to 4.25% on LIBOR-based loans, and from 0.25% to 3.25% on base rate-based loans. In addition, we are required to pay commitment fees on the unused portion of the new revolving credit facility. The commitment fee rate is 0.50% per annum, and is subject to adjustment thereafter on a quarterly basis based on our leverage ratio. The principal amount of the term loan is payable in consecutive quarterly installments, commencing on September 30, 2013, with the balance thereof payable in full on the fifth anniversary of the closing date. Total payments due of $1.3 million, $3.1 million, $3.8 million, $4.4 million and $5.0 million are due during fiscal 2013, 2014, 2015, 2016 and 2017, respectively, with the balance of $32.4 due in 2018. The new revolving credit facility will mature and all amounts outstanding thereunder will be due and payable on April 9, 2018. Similar to the prior senior secured credit facility, the new credit facility contains financial covenants including a leverage ratio and a minimum fixed charge coverage ratio, as described in the agreement. The new credit facility allows for (a) a maximum leverage ratio of (i) 5.50x through December 29, 2013, (ii) 5.25x from December 30, 2013 through June 29, 2014, (iii) 5.0x from June 30, 2014 through December 28, 2014 and (iv) 4.75x thereafter and (b) a minimum fixed charge ratio of 1.35x through December 29, 2013 and 1.50x thereafter. The new credit facility also contains other covenants which, among other things, limit our ability to incur additional indebtedness, create liens on our assets, make certain investments, guarantees or loans, merge, consolidate or otherwise dispose of assets other than in the ordinary course of business, make acquisitions, and pay dividends or make other restricted payments.

Off-Balance Sheet Arrangements

        Except for restaurant operating leases, we have no material off-balance sheet arrangements.

Contractual Obligations

        The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payments Due by Period in Years
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Revolving credit facility(a)	$45,000	$—	$—	$45,000	$—
Operating leases	281,651	26,157	51,994	48,735	154,765
Interest payments(a)	5,177	1,071	2,142	1,964	—
Uncertain tax positions(b)	—	—	—	—	—

Total	$331,828	$27,228	$54,136	$95,699	$154,765

(a)
The amounts in the table above are based on our prior revolving credit facility, which was in place as of December 31, 2012. We estimate future interest payments based on interest rates and applicable margin at December 31, 2012.

To finance the acquisition, on April 9, 2013, we entered into an amendment to our revolving credit facility, of which $10.0 million was drawn at closing, and added a $50.0 million term loan facility. This amended revolving credit facility expires on April 9, 2018 and all amounts outstanding under the revolving credit facility will be due and payable on that date. The principal amount of the term loan facility is payable in consecutive quarterly installments, commencing on September 30, 2013, with the balance thereof payable in full on April 9, 2018. Total principal payments in respect of the term loan facility of $1.3 million, $3.1 million, $3.8 million, $4.4 million and $5.0 million are due during fiscal 2013, 2014, 2015, 2016 and 2017, respectively, with the balance of $32.4 million due in 2018. Total interest payments on the term loan facility and the $55 million outstanding of the revolving credit facility as of July 1, 2013, are $2.9 million, $3.8 million, $3.7 million, $3.6 million, $3.4 million and $0.9 million which are due during fiscal 2013, 2014, 2015, 2016, 2017 and 2018, respectively, based on the initial interest rate and applicable margin at closing. The foregoing principal and interest payment amounts in respect of the term loan facility and interest payment amounts in respect of the revolving credit facility are not included above. The foregoing principal payment amount in respect of the revolving credit facility are inclusive of the payment schedule of the revolving credit facility set forth in the table above.

(b)
We have $1.1 million of uncertain tax positions, including interest and penalties, recorded in other long-term liabilities or as a reduction to net operating loss carryforwards. It is not reasonably possible to predict at this time when (or if) any of these assessments will be settled.

  Indemnifications

        We are parties to certain indemnifications to third parties in the ordinary course of business. The probability of incurring an actual liability under such indemnifications is sufficiently remote so that no liability has been recorded.

Segment Reporting

        We own and operate the Joe's Crab Shack, Brick House Tavern + Tap and Romano's Macaroni Grill restaurant brands in the United States. All of our restaurants compete in the full-service casual dining industry, providing in-restaurant, full service, casual dining, food away from home to our guests. Our brands also possess similar production methods, distribution methods, and economic characteristics, resulting in similar long-term expected financial performance characteristics. We believe we meet the criteria for aggregating our restaurant operations into a single reporting segment.

Impact of Inflation

        Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and beverages, labor, energy and other services. Substantial increases in costs and expenses could impact our operating results to the extent such increases cannot be passed along to our guests. Apart from the commodity effects discussed above, in general, we have been able to substantially offset restaurant and operating cost increases resulting from inflation by altering our menu items, increasing menu prices, making productivity improvements or other adjustments. However, certain areas of costs, notably labor and utilities, can be significantly volatile or subject to significant changes due to changes in laws or regulations, such as the minimum wage laws. There can be no assurance that we will continue to generate increases in comparable restaurant sales in amounts sufficient to offset inflationary or other cost pressures.

Recent Accounting Pronouncements

        In July 2012, the Financial Accounting Standards Board issued Accounting Standards Update No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which allows an entity the option to first assess qualitatively whether it is more likely than not that the indefinite-lived intangible asset is impaired, thus necessitating a quantitative impairment test. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless it determines that it is more likely than not that the asset is impaired. This update is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Our adoption of this update effective January 1, 2013 did not have a significant impact on our consolidated financial statements.

Critical Accounting Policies

        We prepare our consolidated financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting policies are those that management believes are both most important to the portrayal of our financial condition and operating results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience, outside advice from parties believed to be experts in such matters, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Our significant accounting policies can be found in Note 2 to our audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

  Impairment of Long-Lived Assets and Disposal of Property and Equipment

        We evaluate the recoverability of the carrying amount of long-lived assets, which include property and equipment and intangible assets with definite useful lives, whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. Our review for impairment of these long-lived assets takes into account estimates of future undiscounted cash flows. Factors considered include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, and significant negative industry or economic trends. Our asset group for impairment testing is comprised of the assets and liabilities of each of our individual restaurants, since this is the lowest level of identifiable cash flows. An impairment loss is recognized if the future undiscounted cash flows associated with the assets are less than their carrying value. Impairment losses are measured as the amount by which the carrying values of the assets exceed their fair values. For assets held for sale or disposal, we measure fair value using quoted market prices or an estimation of net realizable value.

        From time to time, we have decided to close or dispose of restaurants. Typically, such decisions are made based on operating performance or strategic considerations and must be made before the actual costs or proceeds of disposition are known, and management must make estimates of these outcomes. Such outcomes could include the sale of a leasehold, mitigating costs through a tenant or subtenant, or negotiating a buyout of a remaining lease term. In these instances, management evaluates possible outcomes, frequently using outside real estate and legal advice, and records provisions for the effect of such outcomes. The accuracy of such provisions can vary materially from original estimates, and management regularly monitors the adequacy of the provisions until final disposition occurs.

  Leases

        We currently lease all of our restaurant locations under leases classified as operating leases. Minimum base rent for our operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. As such, an equal amount of rent expense is attributed to each period during the term of the lease regardless of when actual payments occur. Lease terms begin on the date we take possession under the lease and include cancelable option periods where failure to exercise such options would result in an economic penalty. The difference between rent expense and actual cash payments is classified as deferred rent in our consolidated balance sheets.

        Some of our leases provide for contingent rent, which is determined as a percentage of sales in excess of specified minimum sales levels. We recognize contingent rent expense prior to the achievement of the specified sales target that triggers the contingent rent, provided achievement of the sales target is considered probable.

  Insurance Reserves

        We maintain large deductibles on workers' compensation, general liability, property, and business interruption insurance coverage. These policies have been structured to limit our per-occurrence exposure. We record a liability for workers' compensation and general liability for all unresolved claims based on actuarial information provided by our insurance brokers and insurers, combined with management judgments regarding economic conditions, including future medical and indemnity costs, the frequency and severity of claims and claim development history, case jurisdiction, applicable legislation and settlement practices. Changes in any of these factors in the future may produce materially different amounts of expense than otherwise would be reported under these insurance programs.

  Income Taxes

        We are subject to U.S. federal income tax and income taxes imposed in the state and local jurisdictions where we operate our restaurants. Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

        We account for uncertain tax using a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by tax authorities, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. See Note 8 to our audited consolidated financial statements for information regarding changes in our unrecognized tax benefits.

  Stock-Based Compensation

        We recognize expense for stock-based compensation awards, which is equal to the fair value of the awards at grant date, ratably, in general, and administrative expenses in our consolidated statements of operations over the requisite service period.

        Calculating stock-based compensation expense requires the input of subjective assumptions. We determine the fair value of each stock appreciation right grant using the Black-Scholes option-pricing model with assumptions based primarily on historical data. Specific inputs to the model include the expected life of the stock-based awards, stock price volatility, dividend yield and risk-free interest rate. Restricted stock is valued using the closing stock price on the business day prior to the grant date.

        Since we do not have historical exercise experience on stock appreciation rights, we used the simplified method of estimating expected term. As a newly public company, we estimated expected volatility using the volatility of a peer group over a recent historical period equal to the same expected term of the award. The expected dividend yield is based on our history of not paying regular dividends in the past and our current intention to not pay regular dividends in the foreseeable future. Risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant using the term equal to our expected term.

  Claims and Other Contingencies

        We recognize legal claims and other loss contingencies when information becomes available indicating that a liability has been incurred and the loss amount can be reasonably estimated. Predicting the outcome of claims and litigation involves substantial uncertainties that could cause actual results to vary materially from estimates. We recognize legal expenses, including those related to loss contingencies, as incurred.

        Generally, we do not recognize gain contingencies until all contingencies have been resolved, but we recognize gain contingencies that are recoveries of previously recognized contingent losses when realization of the recovery is deemed probable and reasonably estimable.

New and Revised Financial Accounting Standards

        We qualify as an "emerging growth company" pursuant to the provisions of the JOBS Act. Section 102 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we chose to "opt out" of this extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-"emerging growth companies." Our decision to opt out of the extended transition period is irrevocable.

Controls and Procedures

  Disclosure Controls and Procedures

        We maintain disclosure controls and procedures defined in Rule 13a-15(e) under the Exchange Act, that are designed to ensure that the information required to be filed or submitted with the SEC under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management of the company with the participation of its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

        In connection with the preparation of the consolidated financial statements for the quarter ended April 1, 2013, an evaluation was performed under the supervision and with the participation of management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. In the evaluation, we considered the restatement of our previously issued financial statements. Based on that evaluation, the material weaknesses described below and the fact that we have not yet completed our formal evaluation of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were ineffective as of April 1, 2013.

  Material Weaknesses in Internal Control over Financial Reporting

        Management previously concluded that there was a material misstatement that occurred and determined it appropriate to restate our previously issued financial statements as of January 3, 2011 and January 2, 2012 and for the years ended December 28, 2009, January 3, 2011 and January 2, 2012 and as of March 26, 2012 and for the twelve week periods ended March 28, 2011 and March 26, 2012. The restatement corrected historic accounting errors for the following:

  •
  Lease accounting issues related to the timing for recognizing deferred rent expenses;

  •
  Accounting related to fixed asset capitalization, useful lives and disposals (including demolition expenses in certain locations unrelated to new store development) and timing of related depreciation; and

  •
  Other miscellaneous items identified during the accounting review, including the timing for recognizing advertising production costs and vacation accruals between calendar quarters within the same fiscal year, the classification of liquor license acquisition costs on the Company's statement of cash flows, the timing for the recognition of a portion of the professional fees incurred in connection with the IPO and tax adjustments related to changes in the valuation allowance on deferred tax assets in quarterly periods and the recognition of uncertain tax positions.

        In management's evaluation of the misstatement, the following deficiencies were identified as material weaknesses:

  •
  Lack of sufficient qualified accounting and tax personnel.  We did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the technical application of U.S. GAAP, including the accounting for income taxes.

  •
  Lack of adequate supervision.  Our policies and procedures with respect to the review, supervision and monitoring of the accounting operations were either not designed or not operating effectively. In particular, during the years prior to our IPO, we maintained more limited accounting and tax staff which impacted the appropriate amount of review, supervision and monitoring of our accounting operations, which contributed to this material weakness.

  •
  Lack of effective controls over the accounting for leases.  We did not maintain effective controls over the accounting for leases which resulted in a miscalculation of deferred rent. Specifically, effective controls were not designed over the identification of properties that required deferred rent, the appropriate identification of the effective lease term and the inclusion of the construction rent holiday in deferred rent calculations.

  •
  Lack of effective controls over the existence, completeness and accuracy of fixed assets and related depreciation and amortization expense.  We did not maintain effective controls over the existence, completeness and accuracy of fixed assets and related depreciation and amortization expense. Specifically, effective controls were not designed and implemented for the identification of capital addition versus repairs and maintenance expense, periodic physical verification of fixed assets, the selection of appropriate useful lives for leasehold improvements and equipment and disposal of assets that were retired or replaced.

  Remediation Efforts to Address Material Weaknesses

        Since the time management concluded that there was a material misstatement that occurred and determined it appropriate to restate our previously issued financial statements, we have completed a number of remediation steps to address the material weaknesses in internal controls described above. Specifically, the following were implemented:

  •
  Efforts to strengthen the accounting and finance department through additional professional staff.

  •
  We hired a new Chief Financial Officer who has extensive experience leading accounting and finance organizations, most of which were publicly traded corporations. He also has a significant amount of restaurant industry experience and experience leading a corporation through a Sarbanes-Oxley implementation.

  •
  In February 2012, we hired a new Vice President of Accounting who has since assumed a supervision and oversight role over substantially all accounting functions, including the accounting for income taxes. The Vice President of Accounting has extensive experience in accounting leadership including many years in public accounting and working for a publicly traded company.

  •
  We hired a Director of Internal Audit. The Director of Internal Audit has extensive experience in accounting leadership and establishing control environments in public companies.

  •
  We hired a new Director of Tax who has extensive experience in accounting for income taxes and establishing controls in public companies.

    •
    We hired a Senior Accountant who is responsible for lease accounting and review of fixed asset accounting. The Senior Accountant has significant experience in public accounting which provides for additional review and supervision of the lease and fixed asset processes.

    •
    We hired a new Controller. The Controller is a Certified Public Accountant and has extensive experience in accounting leadership including many years in public accounting, specifically focused on audits and financial reporting of publicly traded companies.

  •
  Establishment of an internal audit function.

  •
  We hired a Director of Internal Audit to create a new internal audit function and lead the continued development of our Sarbanes-Oxley compliance program. The new Director of Internal Audit reports to the Audit Committee and has been charged with the responsibility of improving the overall effectiveness of the control environment and creating a new internal audit function. In addition, the Director of Internal Audit is responsible for overseeing our ongoing evaluation of internal control over financial reporting, which includes documenting the existing business processes, determining the gaps in the existing system of internal control, recommending improvements to the business processes, including the fixed assets, leasing and other accounting areas impacted by the restatement. The Director of Internal Audit is also responsible for establishing a mechanism to monitor the effectiveness of internal controls on an ongoing basis. Although internal audit's primary responsibility is to continue to develop the company wide control environment, a significant portion of its initial focus is on the elimination of the material weaknesses in both lease accounting and fixed asset controls.

  •
  The Director of Internal Audit hired a consulting firm to assist in the implementation of our Sarbanes-Oxley compliance program, and began documenting the existing business processes, determining the gaps in the existing system of internal control, and recommending improvements to the business processes.

  •
  We hired a Senior Internal Auditor and an Internal Auditor to assist the Director of Internal Audit with ensuring we have a robust control environment and internal controls over financial reporting.

  •
  Lease accounting enhancements.

  •
  We reviewed all of our leases to verify we are recording rent expense in accordance with U.S. GAAP. This process included the testing of our leases for compliance with ASC Topic 840 which includes the calculation of deferred rent, capital versus operating treatment, and determination of the effective lease term.

  •
  We reviewed our internal procedures and implemented additional measures for the accounting treatment of leases to ensure that future leases and lease modifications are recorded in accordance with U.S. GAAP. Some of these additional measures include the identification and communication of the date that effective control is established over a property, controls over the identification of triggering events to change the effective lease term and increased review and supervision over the lease accounting process, including review by accounting personnel of all new leases, amendments, and renewals.

  •
  We licensed a new lease management software tool to help us ensure that leases are properly recorded, including incorporating changes to U.S. GAAP, and have begun using the lease management software tool.

  •
  Fixed assets improvements.

  •
  We reviewed fixed asset additions since our inception, performed an inventory at all of our restaurants and created a detailed rollforward of our fixed assets since our inception to identify disposals and validate depreciation calculations.

  •
  We established a comprehensive asset inventory and classification process that established the foundation for us to improve our capabilities to more effectively record asset additions, transfers, retirements and disposals and their related depreciation expense.

  •
  We established a fixed asset tagging process to assist with the identification and tracking of certain equipment, including identification of disposal when assets are replaced, and to simplify future fixed asset counts.

  •
  We reviewed our internal procedures and implemented additional measures to ensure adequate communication between departments and proper capitalization or expensing of assets.

  •
  We hired a dedicated fixed asset accountant.

        Although we have designed and implemented certain new internal controls in an effort to remediate the material weaknesses, management continues to conclude that the material weaknesses in internal control were not remediated as of April 1, 2013. Management believes that significant improvements to the processes and controls have been achieved during 2012 and 2013, but these processes were not sufficiently mature to remediate the material weaknesses as of April 1, 2013.

        In an effort to remediate the material weaknesses, we plan to continue the implementation of our remediation plan by undertaking the following during the remainder of fiscal year 2013:

  •
  Efforts to strengthen our accounting and finance department through additional professional staff.

  •
  We will continue to evaluate the accounting and finance personnel and hire additional or replace existing personnel as deemed necessary.

  •
  Fixed assets improvements.

  •
  We will implement a standardized process for conducting annual fixed asset counts.

  •
  We plan to implement a facilities management software tool which will help us track all store detail including equipment, leases, documents, schedules, budgets and links to all related contracts, construction and capital projects.

Quantitative and Qualitative Disclosures about Market Risk

  Commodity Price Risk

        Many of the food products we purchase are affected by commodity pricing that is subject to price volatility caused by weather, production problems, delivery difficulties and other factors that are outside our control and are generally unpredictable. For the thirteen weeks ended April 1, 2013 and fiscal year 2012, crab, lobster and shrimp accounted for approximately 50% and 49%, respectively, of total food purchases. Crab and lobster are wild caught and sourced from government regulated and sustainable fisheries. Crab costs are currently at historical norms. Other categories affected by the commodities markets, such as seafood, beef and fish, may each account for approximately 5% to 7% of our food purchases. While we have some of our food items prepared to our specifications, our food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities we require, we believe that there are sufficient other quality suppliers in the marketplace that our sources of supply can be replaced as necessary. Furthermore, while seafood has historically accounted for a substantial portion of our total food purchases, in light of our acquisition of Macaroni Grill, we expect our total food purchases to become more heavily weighted towards items such as beef, chicken, flour and other items that have historically comprised a smaller portion of our food costs, and such items may subject us to additional volatility in price and availability.

        We also recognize, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods. Our purchasing department negotiates prices and quantities for all of our ingredients through either cancellable contracts (with varying length terms), spot market purchases or commodity pricing formulas. Changes in commodity prices would generally affect us and our competitors similarly, depending on the terms and duration of supply contracts. We also enter into fixed price supply contracts for certain products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, we believe we will be able to pass through some or all of the increased commodity costs by adjusting menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances, increases in commodity prices can have an adverse effect on margins.

  Interest Rate Risk

        We are subject to interest rate risk in connection with borrowings under our senior secured credit facility, which bear interest at variable rates. As of April 1, 2013, we had $45.0 million outstanding under our senior secured credit facility. Derivative financial instruments, such as interest rate swap agreements and interest rate cap agreements, may be used for the purpose of managing fluctuating interest rate exposures that exist from our variable rate debt obligations that are expected to remain outstanding. Interest rate changes do not affect the market value of such debt, but could impact the amount of our interest payments, and accordingly, our future earnings and cash flows, assuming other factors are held constant. A 100 basis point change in the interest rate on the outstanding balance of our floating rate debt would result in a $0.5 million change in our annual results of operations.

BUSINESS

Our Company

        Ignite Restaurant Group, Inc. is a diversified restaurant company that operates a portfolio of three restaurant brands, Joe's Crab Shack, Brick House Tavern + Tap and Romano's Macaroni Grill. Each of our restaurant brands offers a variety of high-quality food and beverages in a distinctive, casual, high-energy atmosphere, and operates in a diverse set of markets across the United States. As of June 30, 2013, we owned and operated 134 Joe's Crab Shacks, 16 Brick House Tavern + Taps and 186 Romano's Macaroni Grills.

        Since the beginning of their tenures (starting in 2007), our management team has been developing and implementing many of the initiatives and strategies that serve as the foundation for what our company is today. The impact of these strategies began to take effect in fiscal year 2008. From the fiscal year ended December 29, 2008 through the fiscal year ended December 31, 2012, total revenues and Adjusted EBITDA (a non-GAAP financial measure) have improved at compounded annual growth rates of 14.2% and 27.8%, respectively. Over the same period, our total revenues increased from $273.4 million to $465.1 million, net income increased from a net loss of $5.0 million to net income of $8.7 million and Adjusted EBITDA increased from $19.5 million to $52.0 million. In addition, we have grown our comparable restaurant sales by 27.9% on a cumulative basis over the last five years, which has outperformed the KNAPP-TRACK growth rate of (6.7%) by more than 3,400 basis points on a cumulative basis over the same period of time. During fiscal year 2012, 2011 and 2010, our comparable restaurant sales increased by 2.2%, 6.9% and 4.9%, respectively, over the comparable period in our prior fiscal year.

        On April 9, 2013, we completed the acquisition of Romano's Macaroni Grill for an aggregate purchase price of approximately $60.8 million in cash, consisting of $54.1 million paid directly to the Sellers and $6.7 million paid to other third parties related to outstanding indebtedness and transaction-related expenses of the Sellers, subject to a working capital adjustment. Through the acquisition, we acquired 186 company-owned and twelve franchised restaurants across 36 states and Puerto Rico as well as twelve additional franchised units throughout nine foreign countries. For the twelve months ended December 31, 2012, Romano's Macaroni Grill generated $388.0 million in revenues and had average unit volumes of $2.1 million.

Our Business Strengths

        We are focused on developing brands that have category leading and defendable positions within the casual dining segment. As a result, our core business strengths with respect to the restaurant brands we have historically operated, Joe's Crab Shack and Brick House Tavern + Tap, include the following:

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  Highly Differentiated Restaurant Brands.  Our restaurants strive to provide a unique guest experience in a "come-as-you-are," upbeat and inviting restaurant environment. Both Joe's Crab Shack and Brick House Tavern + Tap are distinctively positioned restaurant brands, designed to have unique guest appeal. Joe's Crab Shack is a leading casual seafood brand that offers more than just a meal—a visit to Joe's is an event for the whole family. We provide a memorable, shareable "crab-cracking experience" where guests can roll up their sleeves and "break out of their shell" in a vacation-themed environment that offers an escape from the everyday. Brick House Tavern + Tap offers a comfortable, trend-forward yet timeless setting where guests can gather and share their passion for elevated, chef-inspired comfort food, while enjoying their favorite local, national or imported brand of beer and cheering for their favorite team. Each brand features food offerings and an atmosphere that attracts a diverse group of guests.

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  Authentic and Unique Menu Offerings Delivered with Memorable Guest Service.  We offer high-quality, authentic seafood at Joe's Crab Shack and trend-forward, chef-inspired, contemporary tavern food at Brick House Tavern + Tap. Signature dishes at both brands feature craveable flavor profiles. Food menus are complemented by an assortment of beverages and distinctive cocktails, including Joe's Shark Bite and Brick House's tap-at-your-table Beer Bongs. Our culinary and beverage teams develop recipes and menu offerings for both Joe's and Brick House to ensure that all items feature distinctive twists on classic items, as well as items exclusive to each brand. Our servers are friendly, attentive and responsive to the needs of our guests and strive to provide guests an unforgettable dining experience. Joe's staff creates a fun-loving atmosphere through high-energy everyday celebrations, while the staff at Brick House is focused on providing hospitable and personalized service to guests. We achieve this through experienced restaurant management teams that implement training programs specific to the menu and culture of each brand. We believe our distinctive guest service models provide an additional layer of brand differentiation.

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  Attractive Unit Economics.  We have successfully increased our restaurant average unit volumes at a compounded annual growth rate of 6.7%, from $2.4 million in fiscal year 2008 to $3.1 million in fiscal year 2012. Over the same period of time, we have increased our restaurant-level profit margin (a non-GAAP financial measure) by 460 basis points from 12.3% to 16.9%.

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  Experienced Management Team.  Our experienced team of industry veterans has an average of over 20 years of experience with restaurant companies such as T.G.I. Friday's, Applebee's, The Cheesecake Factory, Landry's, Sbarro and Pinkberry. Our management team is led by Raymond A. Blanchette, III, our Chief Executive Officer, who joined us in 2007 and Michael J. Dixon, our President and Chief Financial Officer, who joined us in January 2013, with a dedicated President for each of our restaurant brands. Our team has a track record of delivering strong growth and increased profitability. From fiscal year 2008 to fiscal year 2012, we increased net income from a net loss of $5.0 million to net income of $8.7 million and Adjusted EBITDA from $19.5 million to $52.0 million. Our management's experiences with leading restaurant companies have enabled us to deliver strong performance and growth.

        In addition to the above strengths, we intend to transform our newly acquired Romano's Macaroni Grill into a leading restaurant brand using the following business strengths:

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  Proven Track-Record of Improving Performance.  We believe that Romano's Macaroni Grill has significant earnings potential but has underperformed in the last several years. Similar to Macaroni Grill, the performance of Joe's Crab Shack brand was lagging before it came under Ignite's management. However, the experience of our management team allowed us to transform Joe's Crab Shack into a market leader, while simultaneously developing and launching Brick House Tavern + Tap. Despite a difficult economic environment, we achieved 18 consecutive fiscal quarters of comparable restaurant sales growth, expanded our geographic footprint and improved our financial performance in the four year period following the acquisition of Joe's.

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  Ability to Identify Key Elements for Transformation.  We believe many of the same key elements of the Joe's Crab Shack transformation are present at Macaroni Grill, including the ability to: accelerate menu innovation to create a relevant, compelling menu; elevate service, atmosphere and operations to create a premium dining experience; revamp the current marketing plan and emphasize innovation and continuity in our messaging; and optimize real estate by converting underperforming restaurants into Joe's or Brick House restaurants. In addition, Macaroni Grill will benefit from the talent and innovation of our culinary and beverage teams that have driven innovation success at Joe's Crab Shack and Brick House Tavern + Tap.

Our Strategy

        Our strategies include the following:

        Disciplined New Restaurant Growth.    We believe there are meaningful opportunities to grow the number of restaurants of both Joe's Crab Shack and Brick House Tavern + Tap. We seek to maximize free cash flow for reinvestment into new restaurants at attractive returns. For both our Joe's Crab Shack and Brick House Tavern + Tap brands, we target new restaurant cash-on-cash returns, which we define as restaurant-level profit per store divided by total build-out cost (excluding capitalized interest) and cash pre-opening costs, in excess of 25%.

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  Joe's Crab Shack.  We target steady state new restaurant average unit volumes of approximately $3.9 million for Joe's Crab Shack. Joe's has a defined development strategy that predominantly targets new restaurants in (i) specific geographies with high population density and a propensity for seafood and (ii) locations in close proximity to regional and national tourist attractions. In fiscal year 2010, we developed a new restaurant prototype for Joe's Crab Shack, which has given Joe's a polished look and feel while maintaining the authentic crab shack ambiance. As of April 1, 2013, we have successfully opened 22 new restaurants using this new prototype and development strategy. Twelve of these restaurants opened using this new prototype have been open for at least twelve months and generated average unit volumes of $4.5 million for the twelve month period ended April 1, 2013.

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  Brick House Tavern + Tap.  We target steady state new restaurant average unit volumes of approximately $3.2 million for Brick House Tavern + Tap. We believe Brick House has significant growth potential and intend to focus future development in the top 50 designated market areas across the country. We initially opened a limited number of Brick House restaurants across a broad range of geographies with the intent of optimizing the brand prior to a continued build-out and believe the brand is now positioned for expansion.

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  Optimize Attractive Real Estate Portfolio.  We have been able to optimize our real estate portfolio by converting underperforming restaurants to another brand in our portfolio that may be better suited for a particular location. With the addition of Macaroni Grill to our brand portfolio, we are able to further utilize restaurant conversions to achieve our goal of realizing the maximum potential use of our real estate portfolio across our brands. The Macaroni Grill real estate portfolio primarily consists of exceptional locations in top DMAs, with approximately 62% of locations in the top 25 DMAs and approximately 95% in the top 100 DMAs. Macaroni Grill locations have leases with an average remaining lease term available of approximately 22 years, beneficial co-tenancy and other strong fundamentals. This real estate portfolio represents a compelling opportunity for us to execute on a development strategy that is unique to a company with a multi-concept portfolio and allows us to evaluate and convert underperforming Macaroni Grill restaurants to Joe's Crab Shacks or Brick House Tavern + Taps, as needed, for an estimated $500,000 savings on investment per restaurant location as compared to a new construction. With the vast majority of Macaroni Grill's located in desirable markets for both Joe's and Brick House and the typical site footprint closely matched with Joe's and Brick House, we believe Macaroni Grill restaurants represent an ideal complement to our real estate portfolio and provide us flexibility to realize conversion opportunities.

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  Franchise Opportunities.  Our acquisition of Macaroni Grill added a franchise element to our business that provides an opportunity for us to explore franchise opportunities across our brands both in the United States and internationally. We believe we will be able to utilize our current Macaroni Grill franchisee relationships and develop new relationships with well capitalized franchisee candidates to allow us to grow the franchising component of our business.

        For fiscal year 2013, we target opening as many as 12 new Company-owned restaurants, the vast majority of which will be new Joe's Crab Shack restaurants, and may convert as many as four existing restaurants to either a Joe's Crab Shack or a Brick House Tavern + Tap. Historically, our new restaurant growth had been substantially weighted towards new Joe's Crab Shack restaurants. However, given the compelling new unit volumes and returns recently achieved at our Brick House Tavern + Tap restaurants and the addition of the Macaroni Grill brand, we are in the process of evaluating our future growth strategy. We do not currently anticipate opening any new Company-owned Macaroni Grill's while we are in the process of transforming the brand.

        Focus on Comparable Restaurant Sales Growth.    We believe the following strategies have contributed to our successful growth and will allow us to generate comparable restaurant sales growth in the future:

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  Continuous Menu Innovation.  We believe menu innovation is a critical factor in building guest loyalty and frequency. Both Joe's Crab Shack and Brick House Tavern + Tap have signature food and beverage offerings and a tradition of consistent menu innovation, and we are currently in the process of refining and introducing new offerings at Romano's Macaroni Grill. New menu items are introduced at both Joe's and Brick House at least twice a year, but are commonly introduced more often as we continue to focus on constant innovation. We test new menu items in restaurants across several diverse geographies before they are introduced into the broader base of restaurants, while maintaining the ability to go to market quickly with a deep inventory of new items. As we did at Joe's Crab Shack with Steampots, we intend to offer guests at Macaroni Grill an opportunity to trade into a more premium product offering while improving on the quality of their current favorite menu items. We are in the process of creating a number of new menu items in our Macaroni Grill restaurants, including braisers that contain slow-cooked meats served tableside, and we expect to introduce new menu items at Macaroni Grill on a regular basis as we transform the brand. We have successfully introduced new and innovative items at both Joe's and Brick House and plan to continue our tradition of menu innovation at both. We will also apply the same strategy of innovation to Romano's Macaroni Grill, including the introduction of updated high frequency classics, new product upgrades, daily kitchen specials and a focus on wine.

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  Marketing our Restaurant Brands.  We believe that our marketing strategies will continue to increase brand awareness while driving new guest trial and repeat guest visits. Our current marketing strategy for Joe's Crab Shack is supported by quantitative analysis that is designed to increase comparable restaurant sales and guest count, as well as build the brand for the future. Our marketing efforts are aimed at maintaining the focus on "celebratory occasions" but increasing frequency through everyday enjoyable moments. We advertise using a national cable platform, which provides television advertising reach to our Joe's Crab Shack restaurants. These national marketing efforts are complemented by a combination of local marketing programs and social media. Brick House Tavern + Tap is primarily marketed through local marketing, digital media and social media outlets. We are in the process of revamping the Macaroni Grill marketing plan and intend to optimize media and take our new and improved brand story national by shifting from local television efforts to national cable. By repurposing Macaroni Grill media dollars towards national cable, we expect to cover all of our domestic Macaroni Grill restaurants, as opposed to an average of only 61% of Macaroni Grill restaurants that were covered prior to the acquisition. We also promote each brand using other in-restaurant sales initiatives, which are typically focused on new products and are not price point promotions.

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  Driving Guest Satisfaction.  We believe our focus on menu innovation and guest service has contributed to Joe's Crab Shack's overall guest satisfaction. At Joe's Crab Shack, we use third-party research consisting of feedback from more than 40,000 guests, to develop operational initiatives, which we expect will continue to deliver high levels of guest satisfaction. We implemented a similar program at Brick House Tavern + Tap during the fourth quarter of fiscal year 2011 and expect to introduce a similar program at Macaroni Grill in the near future. We are also in the process of making changes to the service, atmosphere and operations of Macaroni Grill, which we believe will enhance guest satisfaction and create a premium experience that will increase the number of repeat Macaroni Grill customers. We believe improving guest satisfaction will continue to build loyalty and lead to increased sales from our guests.

        Leverage our Scale to Enhance our Profitability.    We believe we have a scalable infrastructure and can continue to expand our margins as we execute our strategy. While each of our three brands have independent field operations, we use our shared services platform to handle many of the administrative functions for all brands. In connection with our acquisition of Macaroni Grill, we expect to realize further savings due to administrative synergies, as well as extra benefits of economies of scale, which we plan to utilize as we continue to integrate the brand. Such benefits include, but are not limited to, our ability to cost efficiently employ the most sought after advertising and marketing agencies for all of our brands and efficiencies associated with being able to utilize a single distribution model for all of our restaurants. Our leverageable structure should further our ability to enhance our profitability as we grow.

Our Restaurants

Joe's Crab Shack

        Joe's Crab Shack is a come-as-you-are, family restaurant that offers guests an environment that is laid-back, comfortable, fun, and energetic. Most locations offer an outdoor patio for guests to enjoy eating and drinking and a children's playground as part of the "I'm relaxed" restaurant experience. Joe's also has many locations that are located on waterfront property. Interior design elements include a nautical, vacation theme to invoke memories of beach vacations and a genuine crab shack experience. Table tops are decorated with art to prompt dinner conversation, while picnic tables across the patio and interior help guests feel the relaxed tropical vacation experience. Joe's Crab Shack restaurants are largely free-standing and average 8,000 square feet with over 200 seats. Most Joe's Crab Shack bars are separated from the dining area to provide for a distinct place to grab a drink while waiting for a table. Colorful party lights, a disco ball and bright paint colors enhance the dining experience. Many of our restaurants also include a small gift shop where guests can purchase souvenirs to commemorate their dining experience. Our new restaurant prototype, introduced in fiscal year 2010, contemporizes many of our key brand elements, while maintaining our authentic crab shack appeal.

        Joe's Crab Shack restaurants perform well in targeted markets with high population density and a propensity for seafood, as well as "destination" markets with national and regional tourist attractions, both of which are key characteristics of our site selection strategy.

Brick House Tavern + Tap

        Brick House is a trend-forward chef-inspired "tavern" set in an inviting, comfortable and modern venue that provides a distinct guest experience. Brick House's interior décor includes custom lighting, dark mahogany woods, open sight lines, HD TVs, and an inviting fireplace. The interior design of Brick House Tavern + Tap consists of diverse seating and gathering areas where guests can pick multiple ways to enjoy their experience. In addition to a traditional dining room and bar area, Brick House also offers large communal tables and a section of leather recliners positioned in front of large HD TVs where guests receive their own TV tray for dining. Each restaurant has a state-of-the-art entertainment package and provides guests with a clear line of sight to at least two HD TVs from every seat, making Brick House restaurants an ideal gathering place for sports enthusiasts. Outdoor seating is also available on the patio or around an open fire pit at nearly all locations. The typical Brick House restaurant is approximately 8,500 square feet and averages approximately 250 seats, which includes both traditional tables and unique seating options.

Romano's Macaroni Grill

        Romano's Macaroni Grill is a polished casual family restaurant that aims to be a place where family and friends can come together and celebrate a big night or any night featuring wine, an abundant meal and a premium, comfortable and never intimidating experience. Macaroni Grill's interior includes open kitchens, which imbue energy and give the guest the feeling of being at home, as well as brick ovens, festive string lights and fresh-cut flowers. We are also in the process of bringing many of the original brand elements that historically made a visit to Macaroni Grill a memorable experience back to our Macaroni Grill restaurants. For example, we have begun to restore wine as the key focus of a Macaroni Grill visit by, among other things, reviving our house honor system wine as a feature at every table, which we believe was a key element of Macaroni Grill's early success. We have also reintroduced the consistent presence of opera singers to our Macaroni Grill restaurants system-wide to provide entertainment that elevates our guests' dining experience to an authentic Italian experience. The seating at Macaroni Grill consists of traditional tables as well as seating at a full bar. The typical Macaroni Grill restaurant is between 6,500 and 8,000 square feet and averages approximately 275 seats.

Menu and Menu Development

        We are focused on continually elevating our distinctive and high-quality food and beverage offerings. Born out of consumer insights, our in-house Marketing department continually creates new chef-driven food and beverage products for both Joe's Crab Shack and Brick House Tavern + Tap, which are intended to exceed guest expectations. In addition, we expect to introduce a revamped wine program and food menu at our Romano's Macaroni Grill restaurants in August of 2013. A variety of research tools are used to identify opportunities and evaluate current offerings, including a brand-tracker program, segmentation and core menu studies, brand screens, focus groups and in-restaurant surveys. We use a third-party econometric consulting firm to provide statistical analysis around pricing, allowing us to make fact-based decisions on pricing and menu engineering.

Joe's Crab Shack

        Joe's Crab Shack aims to offer signature, craveable items to its guests by continuously seeking to innovate our menu offerings. For example, we have dramatically shifted the menu mix at Joe's to focus on entrées featuring crab over the last five fiscal years. Crab is strategically positioned center stage in our menu through the Steampots and Crab in a Bucket categories, highlighting the importance of the menu item that defines Joe's Crab Shack. Joe's Steampot and Crab in a Bucket offerings allow guests to choose among four varieties of crabs (Queen, Snow, Dungeness and King) and lobster. Steampots, our bestselling item, are overflowing with generous portions of crab, other seafood, red potatoes, a fresh ear of corn and sausage seasoned to our guests' tastes. Our Crab in a Bucket entrées allow guests to pair their favorite crab selection with several distinct preparations ranging from Spicy Citrus to Chesapeake Style or Garlic Herb. Joe's Crab Shack also leverages its crab-forward menu with other craveable crab items, including made-from-scratch Crab Cakes, Crab Nachos and Crazy-Good Crab Dip. As a result of this strategy, the percentage of entrées at Joe's featuring crab is currently over 50% of total food revenues. We believe this crab-focused menu mix has contributed to increases in guest satisfaction, comparable restaurant sales and restaurant-level profit. In addition to our core crab-focused menu, Joe's also offers a broad range of entrées featuring a variety of seafood, including the Get Stuffed Snapper, Surf 'N Turf Burger and The Big Hook Up, as well as a wide range of traditional seafood entrées like the Fisherman's Platter. Joe's also offers several "out of water" options such as Cheesy Chicken and Whiskey Smoked Ribs. In addition, alcoholic beverages have significantly evolved to support the elevated food strategy, with vacation-style drinks, including the 'Shark Bite,' 'Category 5 Hurricane' and Mason Jar cocktails emerging as guests' top choices.

        Joe's menu includes more than 29 items made with either Queen, Snow, Dungeness or King Crabs sourced from government regulated and sustainable fisheries. Our current menu offers 14 appetizers, including Mussels Diablo, Crab Nachos and Crazy-Good Crab Dip, and over 50 entrées, including Steampots, Crab in a Bucket, Skillet Paella, Redfish Orleans and "out of water" options like Whiskey Smoked Ribs. For fiscal year 2012, Joe's average check was $23.80, lunch and dinner represented 27% and 73% of revenue, respectively, and revenue distribution was 86% food, 13% alcohol and 1% retail merchandise. Prices currently range from $6.79 to $46.99 for items on Joe's menu, including appetizers ordered as entrées and entrées that are frequently shared.

        Menu implementation roll-outs typically occur in April/May and November but new menu items are commonly introduced more often as we continue to focus on constant innovation. For all new menu roll-outs, new product launches are combined with a new menu design and updated pricing to reflect the current economic environment, as well as the current strategic marketing and creative plan. A menu change typically includes the introduction of four to seven new menu items while maintaining a balance of approximately 75 total menu items, including appetizers. Menu items are added or removed only after thorough testing and analysis, which includes guest satisfaction feedback.

Brick House Tavern + Tap

        The Brick House Tavern + Tap food and beverage menu was created to make the brand feel aspirational while inherently approachable. We believe Brick House's elevated menu has changed the game for the bar and grill customer by offering an innovative premium food selection, along with approximately 80 varieties of beer.

        Brick House offers its guests a broad selection of high-quality, chef-inspired, contemporary tavern food. Brick House's menu includes 17 appetizers and over 53 entrées. Unique handcrafted appetizers include Deviled Eggs, Meat and Cheese Board and Fried Stuffed Olives. Brick House offers an array of burgers, including The Kobe, which is hand formed from high-quality American Wagyu beef. Guests can also choose from a broad selection of homemade entrées such as Prosciutto Wrapped Meatloaf, Drunken Chops, BBQ Baby Backs and Chicken & Waffles. A seasonal Daily Special menu encourages continued innovation with featured classic tavern food items with a twist like Chicken Pot Pie, Shrimp & Grits and Prosciutto Crusted Halibut. In addition, Brick House's Brick Burgers, including the Gun Show Burger and the Greek Lamb Burger, offer guests a distinct take on the traditional burger. A Brick House Pizza section offers our take on traditional pizzas, as well as the more unique Kobe Brick Pizza and Wild Mushroom Pizza. We also recently introduced meatballs to our menu, including Greek, buffalo chicken and drunken pork varieties. Brick House's beverage selection includes imported and domestic beers along with hand-pulled cask beer. Beer is served in vessels unique to our industry such as 40s and Brick House's signature tap-at-your table beer bongs. All Brick House restaurants have a full bar that supports a variety of liquor drinks, wine and beer cocktails like the Grizzly and Bee Sting as well as specialty cocktails like the Dark & Stormy, Blood Orange Whiskey Sour, Basil Gimlet and the Bloody Good Mary. For fiscal year 2012, Brick House had four full day parts with lunch, afternoon, dinner and late night accounting for 19%, 25%, 39% and 17%, respectively, and Brick House's revenue distribution was approximately 54% food and 46% alcohol. Brick House's entrées range in price from $6.50 to $20.00.

        Continuous menu innovation is a key strategy for Brick House Tavern + Tap. We revise the Brick House Tavern + Tap menu at least twice a year with design, pricing and product offerings assessed before each menu implementation. New menu offerings are created to reinforce differentiation in our appetizers, entrées and beverage offerings as part of our effort to provide our guests with exceptional food. Testing of new menu items is executed in-restaurant before a new item is rolled out system-wide.

Romano's Macaroni Grill

        Romano's Macaroni Grill offers guests a blend of authentic Italian food with innovative Italian preparation. Macaroni Grill currently offers guests an expansive food and beverage menu that features fresh, classic pastas and wine. We also offer a wide variety of pizzas, meats, seafood, salads and desserts utilizing fresh, seasonal ingredients. In addition, as part of the August 2013 revamp of our wine program and food menu, we plan to launch revitalized pasta and classic Italian dishes as well as introduce a new line of braisers that include slow-cooked meats served tableside. We intend to build on this strong menu foundation by refocusing on wine as a central aspect of the Macaroni Grill experience. We believe the honor wine system was an original cornerstone of the brand that guests fondly associate with Macaroni Grill and that a full restoration of the honor wine system coupled with a broader effort to refocus on wine as a central menu component are important elements in our transformation plans for Macaroni Grill. Therefore, in addition to restoring our honor system wine at every table, we intend to introduce a combination of Italian and American wines that match well with our new menu offerings. Our objective is to improve on the quality of existing menu items while offering premium options for guests that are looking for a big night out and want to have an Italian steakhouse experience. For the twelve months ended December 31, 2012, Macaroni Grill's lunch and dinner day parts represented approximately 22% and 78% of revenue, respectively, and revenue distribution was approximately 87% food and 13% alcohol. Macaroni Grill's entrées range in price from $7.00 to $23.00.

        Continuous menu innovation will remain a key strategy for Macaroni Grill and we expect to revise the menu regularly during the transformation process with new product launches combined with a new design and updated pricing to reflect the current economic environment. Menu items will be added or removed only after thorough testing and analysis.

Marketing

        Over 80% of our marketing budget is invested in advertising through television (national cable, syndication and satellite), and digital advertising (including location-based media, on-demand media as well as in the social media such as Facebook and Twitter), with the balance of the budget being spent on marketing research, in-restaurant advertising, menus and production costs. Our marketing strategy is fact-based, using consumer insights to build brand affinity, and drive menu optimization. Our marketing expenditures were 4.4%, 4.4% and 4.9% of revenues for the fiscal years 2012, 2011 and 2010, respectively.

        Joe's Crab Shack's advertising campaigns typically occur four times per year and are annual, seasonal and frequency-focused campaigns aimed at attracting guests and communicating new menu items through quality-focused messaging. For example, we recently began our new 100% shore campaign and launched a nine-week Summer on the shore campaign that emphasizes our authentic, southern coastal heritage and features southern summer items such as our Corona Beach Bake, Coastal Wave Steampot and Southern Coastal Catch.

        We engage in a national cable advertising campaign for Joe's that currently consists of 24 weeks on air. We supplement Joe's national advertising with innovative media support, including digital advertising, social media outreach, location-based mobile media, weather-triggered advertising, cause-based marketing and added-value media. The Joe's email club currently has approximately 450,000 members. Our marketing efforts are aimed at maintaining the focus on "celebratory occasions" but increasing frequency through everyday enjoyable moments. Brick House Tavern + Tap's marketing efforts are focused on menu innovation and local marketing initiatives. Local marketing includes events such as bike nights and pint nights. In April 2011, we added a Happy Hour program using local sports radio, in-house promotion through check attachments, posters and banners, and social media to support the rollout. The Brick House email club currently has approximately 60,000 members and has more than doubled since January 2011. Digital advertising and public relations have also been used to support initiatives around March Madness, football season, menu launches, and live music series.

        We are in the process of revamping the Macaroni Grill marketing plan and intend to optimize media and take our new and improved brand story national by shifting from local television efforts to national cable. Romano's Macaroni Grill advertising campaigns will be annual and seasonal and will focus on culinary and beverage "news" to attract current and new guests. We will focus on a national cable advertising campaign that we expect will cover all of the Macaroni Grill restaurants located in the United States and consists of 23 weeks on air, as opposed to an average of only 61% of Macaroni Grill restaurants that were covered with television advertising prior to the acquisition. We will also supplement Macaroni Grill's national advertising campaign with innovative media support, including social media outreach, location-based mobile media and added-value media.

        We also promote all of our brands using other in-restaurant sales initiatives, which are typically focused on products and are not price point promotions.

Guest Satisfaction

        We use third-party vendors to systematically gather, record and analyze key guest data for Joe's Crab Shack and Brick House Tavern + Tap, and we expect to begin such recording and analysis for Macaroni Grill. Our marketing research tools include:

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  AAU, or attitude, awareness and usage surveys;

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  third-party guest satisfaction surveys;

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  annual core menu studies; and

  •
  TURF, or total unduplicated reach and frequency analysis.

        We use the insights gathered from market research and data analytics to support strategic and tactical decisions. We embrace and rely on the use of market research as a tool to better understand our business and drive improved performance. These market research and data analytics provide us with critical guest feedback that guide us to change or refine individual menu items and implement operational initiatives to drive positive results on "Satisfaction," "Likely to Return" and "Likely to Recommend" metrics. Our AAU also guides us on changes to perception and awareness of the Joe's Crab Shack brand when considering shifts in our marketing and advertising strategies and tactics. We believe improved performance of our menu items, in our restaurants and in the effectiveness of our advertising is driven by understanding guest feedback and making changes accordingly.

        In particular, we use a third party vendor to conduct detailed guest satisfaction surveys of our current guests and provide comparable industry satisfaction survey data for industry peers. Several surveys have been conducted since 2008 for Joe's Crab Shack and 11 other anonymous national and regional casual dining restaurant chains. We have also initiated the same guest satisfaction survey for Brick House. Brick House is also currently undergoing a customer segmentation study. We also intend to initiate a similar guest satisfaction survey for Macaroni Grill beginning in July 2013. We believe this survey will help us improve performance in our restaurants, our menu items and the effectiveness of our advertising.

Restaurant Operations and Shared Services

        While each of our brands have independent field operations, we maintain a shared services platform, which handles many of the administrative functions for our brands. We believe this provides a scalable infrastructure, which will allow us to increase our profitability and continue to grow.

Joe's Crab Shack

        Joe's Crab Shack operations are currently led by a brand president and three regional vice presidents. Each regional vice president oversees five to eight directors of operations, who typically manage seven to ten restaurants. Restaurant-level management at Joe's typically includes a general manager, an assistant general manager, a restaurant manager and flex managers, as required. The flex manager is an hourly employee that is trained during the off-season and may be called upon to perform a managerial role during the peak season. Each restaurant also has a brand ambassador that coordinates with members of the local community on behalf of Joe's for group sales and fundraisers. Our restaurant managers have bonus incentives that are based on sales and restaurant-level profits.

        The Joe's Crab Shack training has three distinct levels. Our manager training is designed to fit all manager levels from the hourly flex manager to general manager. This comprehensive program is up to nine weeks in length, depending on the knowledge base and skill of the trainee and is both classroom and on-the-job based. Our certified trainer training is a special workshop designed to develop training specialists that reside in a restaurant or market that can oversee the training programs in that area. In order to be a certified trainer, candidates must be a fully validated hourly team member with recommendations from their general manager and director of operations. Hourly trainees are orientated by the general manager of their home restaurant with their program, schedule of activities and on-the-job training then set by the certified trainer. Through the training process, hourly trainees will attend classroom sessions, take examinations, watch videos and work alongside a certified trainer or a highly recommended individual that reports back to the certified trainer on performance and progress.

Brick House Tavern + Tap

        The Brick House team is led by a brand president who oversees three directors of operations who, in turn, each manage five to seven restaurants. Typical restaurant management at Brick House includes a general manager, service manager, back-of-the-house manager, whom we refer to as our "executive chef," and bar manager. Brick House restaurant managers have bonus incentives that are based on sales and restaurant-level profits.

        Our training programs are seven weeks for all salaried managers and one to two weeks for all hourly positions. Our new hire training program is conducted by in-house trainers who have been certified by our restaurant lead trainer. At the end of training, there is a comprehensive written test and an on-the-job training review that must be completed before permission to work independently is granted.

Romano's Macaroni Grill

        The Macaroni Grill team is led by a brand president who oversees three regional vice presidents. Each regional vice president oversees six to eight directors of operations, who typically manage seven to ten restaurants. Typical restaurant management at Macaroni Grill includes a general manager, service manager, back-of-the-house manager, whom we refer to as our "executive chef," and bar manager. Romano's Macaroni Grill restaurant managers have bonus incentives that are based on sales and restaurant level profits.

        Our training programs at Macaroni Grill are eight weeks for all salaried managers and approximately one week for all hourly positions. Our new hire training program is conducted by in-house trainers who have been certified by our restaurant lead trainer. At the end of training, there is a comprehensive written test and an on-the-job training review that must be completed before permission to work independently is granted.

Shared Services

        Each of our brands is supported by our Restaurant Support Center located in Houston, Texas. As part of the integration process, which we expect to complete by August 2013, Romano's Macaroni Grill's support services will be completely transferred to our Restaurant Support Center. The Restaurant Support Center provides support services to our brands including marketing, menu development, accounting, real estate and development, human resources, legal, purchasing and information systems. We believe our Restaurant Support Center allows us to leverage our scale and share best practices across key functional areas that are common to both of our brands.

Site Selection

        We focus our development strategy for Joe's Crab Shack on new locations in narrowly defined geographic regions with high population density and a propensity for seafood and in close proximity to regional and national tourist attractions. Our development strategy for Brick House Tavern + Tap is largely intended to focus on opening new locations in the top 50 designated market areas across the country. We are currently evaluating our development strategy for Romano's Macaroni Grill, which has many locations in the top 100 DMAs with long-term leases. We are also exploring the possibility of converting certain underperforming Macaroni Grill restaurants into Joe's or Brick House restaurants. We have a dedicated development team that takes an analytical, data-driven approach to selecting new sites, which is largely based upon, but not limited to, the following criteria:

  •
  with respect to Joe's, attractiveness of locations from a regional/national and/or "destination market" perspective;

  •
  local market demographics and psychographic profiles;

  •
  characteristics similar to our most successful existing restaurants;

  •
  regional consumer trends and preferences;

  •
  local performance of nationally branded peers;

  •
  vehicle traffic patterns, visibility and access;

  •
  occupancy rates and other performance data from local hotels and other retail establishments, offices and other establishments that draw restaurant traffic;

  •
  available square footage, parking and lease economics;

  •
  local investment and operating costs; and

  •
  development and expansion constraints.

Restaurant Development and Economics

        We have experienced in-house real estate and development capabilities. During 2012, we opened 11 new restaurants (all Joe's), which included one conversion of an existing Brick House restaurant, using our new prototype. Our capital investment, which includes build-out costs and cash pre-opening costs, amounted to $41.7 million for restaurants opened in 2012. Factors contributing to the fluctuation in capital investment per restaurant include size of the property, geographical location, type of construction, cost of liquor and other licenses, and concessions received from landlords. A majority of the Joe's Crab Shack restaurants opened during 2012 were newly developed and built restaurants. Conversions of existing restaurants to Joe's or Brick House typically require less capital investment than newly developed and built restaurants. During the past three fiscal years, we have converted one Joe's Crab Shack restaurant to a Brick House restaurant and one Brick House restaurant to a Joe's Crab Shack restaurant, and we converted one Brick House restaurant to a Joe's Crab Shack restaurant during the thirteen weeks ended April 1, 2013. Our targets for build-out costs and pre-opening costs for typical Joe's and Brick House restaurants are $3.1 million and $2.6 million, respectively.

        We target steady state new restaurant average unit volumes of approximately $3.9 million for Joe's Crab Shack and $3.2 million for Brick House, and cash-on-cash returns, which is defined as restaurant-level profit per store divided by total build-out costs and cash pre-opening costs, to exceed 25%. As of April 1, 2013, we have successfully opened 22 new restaurants using this new prototype and development strategy. Twelve of these restaurants opened using this new prototype have been open for at least twelve months and generated average unit volumes of $4.5 million for the twelve month period ended April 1, 2013. It is common for new restaurants to initially open with sales volumes well in excess of their steady state levels. During the several months following the opening of new restaurants guest traffic and sales volumes will gradually adjust to their steady state levels.

        During the thirteen weeks ended April 1, 2013, we opened two Joe's Crab Shack restaurants, one of which was converted from a Brick House Tavern + Tap. Subsequent to the end of the current quarter we opened two additional Joe's Crab Shack restaurants. For the remainder of the fiscal year, we expect to open as many as nine more new restaurants, a vast majority of which will be new Joe's Crab Shack restaurants, and converting as many as three existing restaurants to either a Joe's Crab Shack or a Brick House Tavern + Tap. With the acquisition of Macaroni Grill, we are evaluating our current restaurant development options.

        Performance of any new restaurant location will usually differ from its originally targeted performance due to a variety of factors, and these differences may be material. New restaurants typically encounter significant guest traffic and high sales in their initial months, which may decrease over time. Accordingly, the average sales volumes provided above for certain Joe's and Brick House restaurants may not be indicative of their future results. Furthermore, average sales volumes of our new restaurants are impacted by a range of risks and uncertainties beyond our control, including those described under the caption "Risk Factors."

        We are also currently in the process of testing a limited remodeling project with respect to certain of our Joe's Crab Shack restaurants to make such locations more consistent with our current prototype. We may expand this project in the future if we determine there is a positive impact on the results of operations of these restaurants post-remodel.

Restaurant Locations and Other Properties

        As of June 30, 2013, we own 134 Joe's Crab Shack restaurants in 33 states, 16 Brick House Tavern + Tap restaurants in 10 states and 186 Romano's Macaroni Grill restaurants in 35 states, as shown in the chart below.

State	Joe's Crab Shack	Brick House Tavern + Tap	Romano's Macaroni Grill	Total
Alabama	1	—	3	4
Arkansas	—	—	1	1
Arizona	3	—	7	10
California	13	—	30	43
Colorado	3	1	7	11
Delaware	1	—	1	2
Florida	14	2	24	40
Georgia	6	—	7	13
Idaho	1	—	—	1
Illinois	4	2	2	8
Indiana	3	—	2	5
Iowa	1	—	1	2
Kansas	1	—	1	2
Kentucky	2	1	1	4
Louisiana	2	—	2	4
Maine	—	—	1	1
Maryland	5	—	6	11
Massachusetts	1	—	2	3
Michigan	3	—	5	8
Minnesota	1	—	3	4
Missouri	3	1	6	10
Nebraska	1	—	1	2
Nevada	2	—	4	6
New Jersey	5	1	6	12
New Mexico	—	—	1	1
New York	6	1	2	9
North Carolina	1	—	7	8
Ohio	1	1	6	8
Oklahoma	3	—	2	5
Pennsylvania	4	1	4	9
South Carolina	3	—	2	5
Tennessee	3	—	7	10
Texas	29	5	22	56
Utah	2	—	3	5
Virginia	5	—	6	11
Washington	1	—	1	2

Total	134	16	186	336

        As of June 30, 2013, we also have 24 franchised units of Romano's Macaroni Grill across 4 states and 10 other jurisdictions, as shown in the chart below.

State/Country	Romano's Macaroni Grill (franchised units)
Bahrain	2
Canada	1
Dubai	2
Egypt	1
Florida	1
Germany	1
Hawaii	2
Illinois	1
Japan	1
Mexico	2
Puerto Rico	7
Qatar	1
Taiwan	1
Texas	1

Total	24

        A summary of new restaurant openings, converted restaurant openings, restaurants permanently closed and restaurants closed for conversions during the last three fiscal years and the period from January 1, 2013 through April 1, 2013 is provided in the table below. The table below only reflects Joe's and Brick House restaurants as we did not own any Macaroni Grill restaurants during the periods listed in the table below.

	Fiscal Year
					Period from January 1, 2013 to April 1, 2013
	2010	2011		2012
Ignite Restaurant Group
Restaurants at beginning of period	119	126		135	144
New restaurants opened during period	10	10		10	1
Converted restaurants opened during period	—	1		1	1
Restaurants permanently closed during period	(2)	(1)		—	—
Restaurants closed for conversion during period(a)	(1)	(1)	(b)	(2)	—

Restaurants at end of period	126	135		144	146
Joe's Crab Shack
Restaurants at beginning of period	114	113		119	129
New restaurants opened during period	2	7		10	1
Converted restaurants opened during period	—	—		1	1
Restaurants permanently closed during period	(2)	(1)		—	—
Restaurants closed for conversion during period(a)	(1)	—		(1)	—

Restaurants at end of period	113	119		129	131
Brick House Tavern + Tap
Restaurants at beginning of period	5	13		16	15
New restaurants opened during period	8	3		—	—
Converted restaurants opened during period	—	1		—	—
Restaurants permanently closed during period	—	—		—	—
Restaurants closed for conversion during period(a)	—	(1)	(b)	(1)	—

Restaurants at end of period	13	16		15	15

(a)
Represents Joe's Crab Shack restaurants converted to Brick House restaurants or vice versa.

(b)
Represents a Brick House Tavern + Tap that was closed in the fourth quarter of fiscal year 2011 for conversion into a Joe's Crab Shack restaurant in the second quarter of fiscal year 2012.

        Our Restaurant Support Center is located in Houston, Texas. We occupy this facility under a lease for approximately 31,000 square feet that expires on October 31, 2015. Due to the acquisition of Romano's Macaroni Grill, we also currently have a lease through October 2015 for a facility that has historically been the headquarters for Macaroni Grill. However, we expect to fully transition all of our employees from such facility to our Restaurant Support Center by the end of July and may determine to buy out the lease.

        All of our restaurant locations are leased under individual lease agreements. Leases are noncancelable and in general, have 10 to 15 year terms, with three to five-year extensions. Only four of our leases are set to expire without provisions for renewal within the next five years and these properties are not ranked within the top third of our restaurants. Most of our leases contain a minimum base rent, which generally have escalating base rent increases over the term of the lease. Some of our leases provide for contingent rent, which is determined as a percentage of sales in excess of specified minimum sales levels.

Purchasing and Distribution

        Our dedicated purchasing team sources, negotiates and purchases all food supplies, operating supplies, and all restaurant equipment, furniture and fixtures. We have developed an extensive network of suppliers, with many relationships dating back several years. We maintain relationships with many suppliers and have the ability to shift purchasing among suppliers, should more favorable terms become available in the market. In addition, we maintain multiple approved suppliers for all key components of our menu to mitigate risk and ensure supply. Suppliers are chosen based upon their ability to provide (i) a continuous supply of product that meets all safety and quality specifications, (ii) logistics expertise and freight management, (iii) product innovation, (iv) customer service, (v) transparency of business relationship and (vi) competitive pricing. Specified products are distributed to our Joe's Crab Shack and Brick House Tavern + Tap restaurants through a national distribution company under a negotiated contract, and we expect our Macaroni Grill restaurants to be integrated into the same distribution network by the end of August 2013. This distributor delivers products directly to our restaurants either two or three times per week depending on restaurant requirements. Produce is predominantly purchased locally from an approved supplier network to maximize operating efficiencies and to ensure freshness and product quality.

        Our top selling menu items are based on Queen Crab, Snow Crab, Dungeness Crab, King Crab, whole lobster and shrimp, which collectively accounted for approximately 49% of our total food purchases in fiscal year 2012. We have established long-term relationships with key seafood vendors and usually source product directly from producers to get advantageous product access at the most competitive prices. As market conditions warrant, we can use these relationships to lock in forward pricing for six to 18 months. Pricing agreements are entered into for a minimum volume of product and are structured around current and historical prices and the projected menu mix. We employ a team at the Restaurant Support Center that is solely responsible for actively managing these contracts, which typically roll on a continuous basis.

        While seafood has historically accounted for a substantial portion of our total food purchases, in light of our acquisition of Macaroni Grill, we expect our total food purchases to become more heavily weighted towards items such as beef, chicken, flour and other items that have historically comprised a smaller portion of our food costs, and such items may subject us to additional volatility in price and availability. However, we do expect to achieve some purchasing synergies from the overall increase in our food purchases and the increased purchases of items common to two or more of our brands, such as seafood and poultry.

        In addition to using fixed price contracts, our Joe's menu provides inherent flexibility to help manage food cost. Crab is deliberately placed center stage as a defining item to the Joe's experience. Joe's Steampot and Crab in a Bucket offerings allow guests to choose between four varieties of crabs (Queen, Snow, Dungeness and King) and lobster. Each of these species has multiple fisheries and seasons. In addition to the ability to direct guests to other crab varieties, Steampots, the top selling item on the menu, provide additional product flexibility. The Steampot is a variety of both shellfish and non-seafood items served together in a simmering pot that have individual ingredients that can be adjusted based on prevailing market prices and general input availability. We believe this strategy greatly reduces our reliance on individual inputs and is largely opaque to the guest. In addition, should input prices increase, we have the ability to adjust menu prices very quickly, even within a few days, if appropriate. While certain of Macaroni Grill's food purchases are currently single sourced, we are in the process of obtaining second and sometimes third supply sources for each inventory item, as well as domestic source suppliers for inventory items that are produced internationally.

        Crab is harvested during seasons and in accordance with regulations which are determined by various regulatory agencies. Crab is processed, frozen and shipped to either cold storage or to the master distributor. The master distributor fulfills restaurant orders by delivering frozen crab, which our restaurants store in a frozen state until preparation for service to the guest. We believe our strong supplier relationships, coupled with the inherent flexibility of our menu, minimizes our exposure to seafood supply chain shortages and market price increases. Cost of sales as a percentage of revenues for fiscal year 2012, 2011 and 2010 were 31.3%, 31.5%, and 29.6%, respectively. In fiscal year 2012, our largest supplier accounted for 20% of our total food purchases.

Food Safety

        We have food safety and quality assurance programs which are designed to ensure that our restaurant team members and managers are trained in proper food handling techniques. Our restaurants operate in various municipalities, which require us to have systems in place to adhere to various locals standards. With the goal of achieving industry leadership in the area of restaurant food safety and sanitation, we have implemented a national operating standard, which includes comprehensive, unannounced inspections by a third-party service provider. Restaurant managers receive feedback and coaching as an integral part of the semi-annual visits to each restaurant.

        Our operations, procurement and culinary teams work in close coordination to exceed industry standards. Our procurement team works to ensure that product fulfillment fits to the specifications set by our culinary experts. This process requires that our seafood products are caught, produced or processed in environments that meet and often exceed legal requirements. Our culinary team works to use products that are safe for processing and handling in our restaurants' environment. Our training team provides both proprietary and non-proprietary materials and programs to educate salaried and hourly team members, while our operations team implements programs and sets standards for measurement of performance to ensure consistent performance at our restaurants.

        We require all of our suppliers to adhere to strict Hazard Analysis and Critical Control Points, or HACCP, quality control and environmental standards in the development, harvest, catch, and production of food products. We require chemical, physical and microbiological testing of seafood and other commodities for conformance to safety and quality requirements.

        All potential suppliers are required to meet our specified minimum standards to achieve approved supplier status for the Ignite system.

Information Systems and Restaurant Reporting

        All of our restaurants use computerized management information systems, which are designed to improve operating efficiencies, provide restaurant and Restaurant Support Center management with timely access to financial and operating data and reduce administrative time and expense. Our integrated management information systems platform is a combination of in-house and outsourced systems. The major management information systems are divided by function:

  •
  restaurant point-of-sale;

  •
  restaurant back-of-house;

  •
  financial;

  •
  payroll/human resources; and

  •
  internal operational reports.

        All of our restaurants are equipped with computerized point-of-sale, or POS, and back-of-house systems. We use a third-party vendor for our restaurant POS System. We have the ability to generate weekly and period-to-date operating results on a company-wide, brand-wide, regional and/or individual restaurant basis. Together, this allows us to closely monitor sales, food and beverage costs and labor and operating expenses at each of our restaurants. Our system was updated in 2010 and runs on non-proprietary hardware with open architecture, intuitive touch screen interface and integrated credit and gift card processing. Our back-of-house systems include a kitchen display system for many of our restaurants. These systems also run on non-proprietary hardware with open architecture.

        Currently, the Macaroni Grill restaurants utilize the same restaurant POS as our Joe's and Brick House brands and technology that provides the same level of data as the Joe's and Brick House brands. We expect to transition all of our brands to one technology platform over the longer term.

        We contract with a third-party service provider for outsourced business process services that include accounts payable, general ledger and internal financial reporting. Our third-party service solution provides a complete web-based reporting package allowing for detailed profit and loss visibility at the restaurant level. Our accounting department prepares period and year-to-date profit and loss statements, which provide a detailed analysis of sales and costs, and which are compared to budgets and to prior periods. Additionally, we use outsourced payroll processing and human resources information systems. These outsourced systems support standard payroll functions as well as hiring, promotion, and benefits administration.

Employees

        As of June 24, 2013, we employed approximately 23,600 employees, of whom 187 were Restaurant Support Center, executive management and multi-unit restaurant management personnel, 1,060 were restaurant level management personnel and the remainder were hourly restaurant personnel. As of June 24, 2013, approximately 11,100 of our employees were Romano's Macaroni Grill management and restaurant personnel. During 2012, a period in which we did not own any Romano's Macaroni Grill restaurants, total employee counts ranged from 12,800 during peak summer season to 9,700 during the winter. None of our employees are covered by collective bargaining agreements, and we believe we have good relations with our employees.

Competition

        The restaurant industry is fragmented and intensely competitive. We believe guests make their dining selection based on a variety of factors such as menu offering, taste, quality and price of food offered, perceived value, service, atmosphere, location and overall dining experience. Our competitive landscape includes nationally branded restaurant chains as well as regional and local restaurant operators.

        For Joe's Crab Shack, our primary competitors in the casual seafood segment include Red Lobster, Bonefish Grill, Landry's Seafood and Bubba Gump Shrimp Company. Joe's is America's only national crab house. Red Lobster is our only large scale, nationally branded seafood competitor. The primary competitors of Romano's Macaroni Grill are Olive Garden and Carrabba's Italian Grill and other local, regional and national Italian restaurants. All of our brands also compete with a broader range of other casual dining restaurants including newer brands such as BJ's Restaurants, Yard House, Cheesecake Factory, Bravo Brio and Buffalo Wild Wings, as well as traditional brands such as Applebee's, Chili's, T.G.I. Friday's, Texas Roadhouse and Outback Steakhouse.

Seasonality

        There is a seasonal component to Joe's Crab Shack's business which typically peaks in the summer months (June, July and August) and slows in the winter months (November, December, January), while the seasonal component to Macaroni Grill's business typically peaks in the winter months. Because of the seasonality of our system-wide business, results for any fiscal quarter are not necessarily indicative of the results that may be achieved for future fiscal quarters or for the full fiscal year.

Trademarks and Service Marks

        Our registered trademarks and service marks include Joe's Crab Shack® and logo design, Brick House Tavern + Tap® and logo design and Romano's Macaroni Grill® and logo design. We have used or intend to use all the foregoing marks in connection with our restaurants. We believe that our trademarks and service marks have significant value and are important to our brand building efforts and identity and the marketing of our restaurant brand.

Licensing and Franchising Arrangements

        In addition to Company-owned Macaroni Grills, on April 9, 2013, we acquired twelve franchised restaurants across 36 states and Puerto Rico as well as twelve additional franchised units throughout nine foreign countries. Our acquisition of Macaroni Grill provided us with a franchise element to our business that provides an opportunity for us to explore franchise opportunities across our brands. Therefore, we intend to evaluate the expansion of our brands through franchising in the United States and internationally.

        We have a Vice President of Franchising who is responsible for overseeing our franchising activities. We would expect any future franchising arrangements to provide for revenue to us through initial franchising fees, ongoing royalties and marketing fees and all start-up costs paid by the franchisee. Our license agreements also require and any future agreements will require the franchisee to operate restaurants in accordance with certain defined operating procedures, adhere to our established menus and meet applicable quality, service, health and cleanliness standards.

        We are in the process of instituting what we believe is a rigorous and disciplined approach to developing a pipeline to drive franchising sales both domestically and internationally. We believe that international franchising may present an opportunity to provide higher returns on investment, while significantly reducing the capital and infrastructure required to own and operate international restaurants. Our established international franchising program with Macaroni Grill provides us with the capability to seek further expansion in international markets with our other brands. We seek franchising partners that have adequate financial resources, the ability to build-out a market, an established customer-facing interface and a track record of successful brand stewardship and awareness. For example, in March 2013, we entered into a franchise agreement pursuant to which a new franchisee has agreed to open five Macaroni Grill restaurants in Saudi Arabia, with the first restaurant planned to be opened by August 31, 2014 and four additional restaurants opened by 2020.

        In addition to our Joe's Crab Shack restaurant operations, we have a licensing agreement to provide branded seafood options under the Joe's Crab Shack brand at various retailers. We receive royalty revenues in connection with the license of the Joe's Crab Shack brand name based on a percentage of product sales, subject to a minimum royalty requirement. Furthermore, Romano's Macaroni Grill currently offers a premium line of seven brand frozen meals in numerous retail outlets throughout the U.S. through an exclusive licensing agreement with General Mills. We receive ongoing royalty revenues based on a percentage of product sales. We believe that these initiatives further enhance each of Joe's Crab Shack and Romano's Macaroni Grill brand awareness to prospective guests of our restaurants.

Government Regulation

        We are subject to a variety of federal, state and local laws. Each of our restaurants is subject to permits, licensing and regulation by a number of government authorities, relating to alcoholic beverage control, health, safety, sanitation, building and fire codes, including compliance with the applicable zoning, land use and environmental laws and regulations. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

        Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that typically must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect many aspects of restaurant operations, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages.

        We are subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our comprehensive general liability insurance policy.

        Our restaurant operations are also subject to federal and state laws governing employment (including the Fair Labor Standards Act of 1938 and the Immigration Reform and Control Act of 1986) regarding such matters as the minimum hourly wage, unemployment tax rates, sales tax and similar matters. Significant numbers of our service, food preparation and other personnel are paid at rates related to the federal minimum wage, which currently is $7.25 per hour. The tip credit allowance is the amount an employer is permitted to assume an employee receives in tips when the employer calculates the employee's hourly wage for minimum wage compliance purposes. Increases in the federal minimum wage, directly or by either a decrease in the tip credit amount or an insufficient increase in the tip credit amount to match an increase in the federal minimum wage, would increase our labor costs.

        In addition, our restaurants must comply with the applicable requirements of the ADA and related state accessibility statutes. Under the ADA and related state laws, we must provide equivalent service to disabled persons and make reasonable accommodation for their employment, and when constructing or undertaking significant remodeling of our restaurants, we must make those facilities accessible.

        We are also subject to laws and regulations relating to nutritional content, nutritional labeling, product safety, menu labeling and other regulations imposed by the FDA, including the Food Safety Modernization Act. Regulations relating to nutritional labeling may lead to increased operational complexity and expenses and may impact our sales.

Litigation

        Occasionally, we are a defendant or otherwise involved in lawsuits arising in the ordinary course of our business including claims resulting from "slip and fall" accidents, "dram shop" claims, construction related disputes, employment related claims, and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. When the potential liability can be estimated and the loss is considered probable, we record the estimated loss. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from our estimates. As of the date of this prospectus, we do not believe the potential exposure with respect to any of these pending lawsuits and claims will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

        On July 18, 2012, we announced our intention to restate our financial statements for the years ended December 28, 2009, January 3, 2011 and January 2, 2012 and the related interim periods. On July 20, 2012, a putative class action complaint was filed in the U.S. District Court for the Southern District of Texas against us, certain of our current directors and officers and the underwriters in our IPO. The plaintiffs allege that all the defendants violated Section 11 of the Securities Act and certain of our directors and officers have control person liability under Section 15 of the Securities Act, based on allegations that in light of the July 18, 2012 restatement announcement, our IPO registration statement and prospectus contained untrue statements of material facts, omitted to state other facts necessary to make the statements made therein not misleading, and omitted to state material facts required to be stated therein. The plaintiffs seek unspecified compensatory damages and attorneys' fees.

        We believe this lawsuit is without merit. We have filed a motion to dismiss the case and will continue to vigorously defend the lawsuit. However, we are unable to predict the outcome of this case and any future related cases.

MANAGEMENT

        Set forth below are the name, age, position and a description of the business experience of each of our executive officers, directors and other key employees as of June 5, 2013:

Name	Age	Position(s)
Raymond A. Blanchette, III	46	Chief Executive Officer and Director
Michael J. Dixon	50	President and Chief Financial Officer
James F. Mazany	46	President, Joe's Crab Shack
James W. Kuhn	51	President, Brick House Tavern + Tap
David Catalano	56	President, Macaroni Grill
Robin N. Ahearn	43	Senior Vice President and Chief Marketing Officer
Edward W. Engel	62	Senior Vice President of Legal, Corporate Secretary and General Counsel
Edward J. McGraw	49	Senior Vice President and Chief Development Officer
Brian N. Cherry	38	Director
Ann Iverson	69	Director
Zane Leshner	70	Director
Joseph N. Stein	52	Director
Paul R. Vigano	40	Chairman of the Board
Fritzi Woods	53	Director

Background of Executive Officers and Directors

        Raymond A. Blanchette, III has served as our Chief Executive Officer since February 2013, prior to which he served as our President and Chief Executive Officer since joining Ignite in May 2007 and has been a member of our board of directors since that time. Prior to joining Ignite, Mr. Blanchette served as President and Chief Operating Officer for Pick Up Stix, a leader in the quick-casual dining segment from April 2006. Mr. Blanchette also held multiple leadership positions both domestically and internationally during his 18-year tenure with Carlson Restaurants Worldwide (T.G.I. Friday's and Pick Up Stix), or "Carlson Restaurants," including Executive Director of International Business. Mr. Blanchette has more than two decades of restaurant experience and was the voluntary Chairman of the Great American Dine Out, an annual charity event sponsored by Share Our Strength, a non-profit organization which brings together thousands of restaurants nationwide to raise funds to end childhood hunger in America. Mr. Blanchette holds an M.B.A. from Southern Methodist University in Dallas, Texas. Mr. Blanchette has been elected to our board of directors until our 2014 annual meeting of stockholders.

        Mr. Blanchette's knowledge of our opportunities and challenges gained through his day-to-day leadership as our Chief Executive Officer, as well as his significant knowledge and understanding of the industry, specifically the casual dining segment, and his extensive associations in the restaurant industry, provide him with the qualifications and skills to serve as a director.

        Michael J. Dixon has served as our President and Chief Financial Officer since February 19, 2013. Mr. Dixon previously served as Senior Vice President and Chief Financial Officer of the Company since January 2, 2013. Prior to his employment with the Company, Mr. Dixon served as the Chief Financial Officer of Pinkberry, Inc., a premium frozen yogurt retailer with over 220 outlets, a position he had held since 2008. Prior to joining Pinkberry, he served as Senior Vice President of Finance and Chief Financial Officer of The Cheesecake Factory from 2004 to 2008, and Vice President and Controller from 2000 to 2004. In 2000, he was Vice President and Controller of Petsmart.com, and prior to that, he served as Director of Finance and Business Development at The Walt Disney Company from 1994 to 2000. Before joining The Walt Disney Company, Mr. Dixon spent nine years at Coopers & Lybrand, a predecessor firm to PricewaterhouseCoopers LLP. Mr. Dixon holds a Masters in

Accounting and a Bachelor's degree in Business Administration from the University of Michigan. Mr. Dixon also formerly served as a member of the board of directors of Brinker International, Inc., the owner, operator and franchisor of the Chili's Grill & Bar and Maggiano's Little Italy restaurant brands.

        James F. Mazany has served as President of Joe's Crab Shack since February 19, 2013. Mr. Mazany was previously Senior Vice President and Chief Operating Officer of Joe's Crab Shack since December 2010. He joined Ignite in July 2007 and initially served as Regional Vice President for the East Coast and then served as our Senior Vice President of Operations for Joe's Crab Shack. Prior to joining Ignite, Mr. Mazany served as Vice President of Operations for Apple Gold Group, the second largest Applebee's franchise group, since July 2005. Mr. Mazany has over 25 years of restaurant experience, which includes serving as Director of Operations for T.G.I. Friday's, where he oversaw the highest volume T.G.I. Friday's market in the country.

        James W. Kuhn has served as President of Brick House Tavern + Tap since February 19, 2013. Mr. Kuhn was previously Senior Vice President and Chief Operating Officer of Brick House Tavern + Tap since December 2010. He initially joined Ignite in July 2007 and served as our Vice President of Operations and then as our Senior Vice President of Growth and Technology as of February 2009 until his appointment as Senior Vice President and Chief Operating Officer of Brick House Tavern + Tap. Prior to joining Ignite, Mr. Kuhn served as Regional Vice President for Ruby Tuesday's since May 2005, where he was responsible for improvement in key areas including sales growth, people development, margin and facilities. Mr. Kuhn has more than 35 years of restaurant experience, including serving as Vice President of Operations for Sbarro's, and as a Regional Vice President for Bertucci's restaurants. Mr. Kuhn holds B.S. degrees in accounting and management from Jacksonville University.

        David Catalano has served as President of Macaroni Grill since April 9, 2013. Prior to joining Ignite, Mr. Catalano was Executive Vice President and Chief Operating Officer of Rave Cinemas, an owner and operator of movie theatres, since March 2012. From September 2011 to March 2012, Mr. Catalano was Chief Operating Officer of Al Copeland Investments, the owner and operator of a variety of restaurant concepts, and from January 2007 to September 2011 he was President of Catalano Management & Consulting. He also served as Chief Operating Officer for Apple Gold, an Applebee's franchisee with approximately 70 locations, Chief Operating Officer for Hard Rock Café and spent 15 years with T.G.I. Friday's holding a variety of leadership positions including Vice President of Operations.

        Robin N. Ahearn has served as our Senior Vice President and Chief Marketing Officer since December 2010. Ms. Ahearn joined Ignite in April 2007 and initially served as our Vice President of Marketing in charge of marketing and menu development and then as our Senior Vice President of Marketing as of January 2010. Prior to joining Ignite, Ms. Ahearn served in several different leadership capacities, including as Media and National Campaign Director, for Applebee's International, Inc., where she was employed since July 1998. Ms. Ahearn has a broad range of marketing, advertising and media experience. Ms. Ahearn worked for the Associates Financial Services Corporation, where she managed the campaign to introduce home equity lending to the consumer, and for TracyLocke, a marketing agency, where she handled the Pepsi core brands and the new products account. She also managed the in-house media department for Michaels Stores, Inc., the largest arts-and-crafts retailer in the country. Ms. Ahearn is a member of the Marketing Advisory Board for Great American Dine Out and Women's Foodservice Forum. Ms. Ahearn holds an M.B.A. from Texas Christian University in Fort Worth, Texas, and a bachelor's degree in radio, television and film from Baylor University in Waco, Texas.

        Edward W. Engel has served as our Senior Vice President and General Counsel since January 1, 2010. He initially joined Ignite in November 2006 and served as our Vice President and General

Counsel. Prior to joining Ignite, Mr. Engel spent five years as Associate Counsel for Landry's Restaurants, Inc., working primarily in the areas of mergers and acquisitions, real estate and international franchises. Mr. Engel has more than 30 years of legal experience, which includes functioning as chief legal counsel to Rainforest Cafe, Inc. and as a member of the board of directors of companies in England, Japan and Hong Kong. Additionally, he has successfully negotiated franchise agreements throughout the Middle East. Mr. Engel is a current member of the Texas College of Real Estate Attorneys and a former member of the College of the State Bar. Mr. Engel holds a J.D. from the South Texas College of Law and a B.B.A. from the University of Texas at Austin.

        Edward J. McGraw has served as our Chief Development Officer since February 19, 2013. Mr. McGraw was previously our Senior Vice President of Development since December 2010. He joined Ignite in July 2009 and served as our Vice President of Development. Mr. McGraw has over 20 years of business experience with a focus on restaurant real estate and legal matters. Prior to joining Ignite, Mr. McGraw held senior level development positions with Carlson Restaurants, Wagamama and David's Bridal. Mr. McGraw is an attorney with civil litigation experience. Mr. McGraw holds a J.D. from Widener University School of Law, where he graduated cum laude and was a member of the law review, and an M.B.A. and B.A. from the State University of New York at Buffalo.

        Each executive officer serves at the discretion of our board of directors and holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

        Brian N. Cherry was elected as a member of our board of directors in May 2012. Mr. Cherry is a Managing Director of J.H. Whitney, a Connecticut-based private equity firm, where he has worked since 2000. Prior to joining J.H. Whitney, he was an investment professional with Cornerstone Equity Investors and prior to that he was a member of the merchant banking group at Donaldson, Lufkin & Jenrette, Inc. Mr. Cherry holds an A.B from Princeton University and an M.B.A. from The Wharton School of the University of Pennsylvania. Mr. Cherry currently serves as a director of several private companies. Mr. Cherry has been elected to our board of directors until our 2015 annual meeting of stockholders.

        Mr. Cherry's involvement with his respective firms' investments in many branded consumer companies over the past 12 years, including all of the firm's restaurant investments and his in-depth knowledge and industry experience, coupled with his skills in corporate finance, strategic planning and leadership of complex organizations, provides him with the qualifications and skills to serve as a director.

        Ann Iverson was elected as a member of our board of directors in December 2012. Ms. Iverson has provided international consulting services in Carefree, Arizona, since 1998. Prior to that, Ms. Iverson served as chief executive officer of Laura Ashley Holdings plc, Mothercare plc and Kay-Bee Toy Stores and chairman of Brooks Sports, Inc. She has also held executive positions with Bloomingdales and Federated Department Stores, Inc. Ms. Iverson is Chairman of the Board of Trustees of Thunderbird—The School of Global Management, and a member of Financo Global Consulting. Ms. Iverson is a member of the Board of Directors at Owens Corning, a publicly-traded manufacturer of composite and building materials systems, where she serves on the Audit and Finance Committees. Previously she served on a number of other public company boards including Shoe Pavilion, Inc. and Iconix. Ms. Iverson has been elected to our board of directors until our 2014 annual meeting of stockholders.

        Ms. Iverson has significant leadership experience as a chief executive officer in both the public and private sectors and as a business consultant. She provides the board a global perspective, with over 10 years experience as chief executive officer of large multinational companies. Among other skills and qualifications, Ms. Iverson's expertise in finance, branding, international business and marketing provide her with the qualifications and skills to serve as a director. We also value Ms. Iverson's contributions as an "audit committee financial expert" on our board of directors.

        Zane Leshner was elected as a member of our board of directors in May 2012. Mr. Leshner has served as a restaurant and food service industry consultant since 1997. Throughout his 40 year career, Mr. Leshner has served in a variety of domestic and international executive positions with Burger King, Taco Bell, California Pizza Kitchen and also developed start-up restaurant concepts. Mr. Leshner holds a Bachelor of Science degree in Economics from Western Michigan University and a Juris Doctor from Memphis State University.

        Mr. Leshner's experience as a senior executive officer and senior legal counsel in the restaurant and food service industries provides him valuable and relevant experience in brand management, as well as significant experience dealing with domestic expansion, strategic planning and leadership of complex organizations and provides him with the qualifications and skills to serve as a director. Mr. Leshner has been elected to our board of directors until our 2016 annual meeting of stockholders.

        Joseph N. Stein was elected as a member of our board of directors in June 2013. Mr. Stein has served as a restaurant and franchise consultant since February 2011. Mr. Stein is also a CFO Partner of Accordion Partners CFO Leadership Group, a financial services firm. From January 2009 to February 2011, Mr. Stein was the Senior Vice President of Strategy & Innovation for El Pollo Loco, Inc., a restaurant concept, and was previously the Senior Vice President and Chief Financial Officer of El Pollo Loco, Inc. from 2002 to 2009. Mr. Stein has served in a variety of executive positions with other restaurant companies during his over 25 year career, including with Rubio's Restaurants, Inc., Checkers Drive-In Restaurants, Inc. and CKE Restaurants, Inc. Mr. Stein was also previously a certified public accountant for KPMG LLP. Mr. Stein is also a director of ROI Acquisitions Corp., a special purpose acquisition corporation in the restaurant and consumer goods industry. Mr. Stein has been elected to our board of directors until our 2016 annual meeting of stockholders.

        Mr. Stein's extensive experience as a senior executive officer in the restaurant industry, his accounting and financial expertise and his experience with strategic transactions provide him with the qualifications and skills to serve as a director. We also value Mr. Stein's contributions as an "audit committee financial expert" on our board of directors.

        Paul R. Vigano was elected as Chairman of our board of directors in May 2012. Mr. Vigano has served as Co-Managing Partner at J.H. Whitney, a Connecticut-based private equity firm, since April 2010 and has been a Managing Director since 2001. Mr. Vigano joined J.H. Whitney in 1998. Prior to joining J.H. Whitney, he was a member of the mergers and acquisitions group at Goldman, Sachs & Co. Mr. Vigano holds a B.B.A. degree from the University of Michigan where he graduated Phi Beta Kappa and an M.B.A. from Stanford Graduate School of Business. Mr. Vigano has been elected to our board of directors until our 2015 annual meeting of stockholders.

        Mr. Vigano currently serves as a director of several private companies, including several consumer product companies. His in-depth knowledge and experience in the branded consumer products industry, coupled with his skills in corporate finance, strategic planning and leadership of complex organizations, provides him with the qualifications and skills to serve as a director.

        Fritzi G. Woods was appointed as a member of our board of directors in March 2013. Ms. Woods has been the President and CEO of Women's Foodservice Forum, a corporate leadership development association dedicated to creating and implementing gender diverse leadership strategies for mid and senior level executives in some of the world's largest foodservice companies, since 2010. Ms. Woods was previously the chairman and CEO of PrimeSource Foodservice Equipment, Inc., a leading restaurant equipment distribution company, from 2003 to 2010. Prior to joining PrimeSource, Ms. Woods served in multiple senior executive roles at The Dallas Morning News, as finance controller for the Semi-Conductor Manufacturing Division of Motorola, executive deputy director for the Office of Administration at the State of Texas Natural Resources Conservation Commission, and as chief financial officer and vice president of finance and administration at the Greater Houston Convention & Visitors Bureau. Ms. Woods started her career as an auditor with Arthur Andersen & Co. Ms. Woods is also a member of the board of directors of Jamba, Inc., a publicly-traded chain of drink and smoothie retailers. She is also formerly a member of the board of directors of BUCA, a multi-chain restaurant company. Ms. Woods is a certified public accountant. Ms. Woods has been appointed to our board of directors until our 2015 annual meeting of stockholders.

        Ms. Woods has significant leadership experience as a chief executive officer in the restaurant industry. Among other skills and qualifications, Ms. Woods' expertise in accounting, finance and the restaurant industry provide her with the qualifications and skills to serve as a director. We also value Ms. Woods' contributions as an "audit committee financial expert" on our board of directors.

Corporate Governance

  Board Composition and Director Independence

        Our amended and restated bylaws provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Our board of directors currently consists of seven members, Raymond A. Blanchette, III, Brian N. Cherry, Ann Iverson, Zane Leshner, Joseph N. Stein, Paul R. Vigano and Fritzi G. Woods. Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with each director serving a three-year term. Messrs. Leshner and Stein serve as Class I directors with their current term expiring in 2016. Mr. Blanchette and Ms. Iverson serve as Class II directors with their current term expiring in 2014. Messrs. Cherry and Vigano and Ms. Woods serve as Class III directors with their current term expiring in 2015. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our classified board structure will continue and be in effect until the annual meeting of stockholders to be held in 2016. At the 2014 annual meeting of stockholders, the Class II directors will be elected for a term expiring at the 2016 annual meeting of stockholders, and at the 2015 annual meeting of stockholders, the Class III directors will be elected for a term expiring at the 2016 annual meeting of stockholders. Beginning with the 2016 annual meeting of stockholders, directors will be elected for a term expiring at the next annual meeting of stockholders and until his or her successor shall be elected and qualified, subject, however to prior death, resignation, retirement, disqualification or removal from office.

        We follow the director independence standards set forth in The NASDAQ Stock Market corporate governance standards and the federal securities laws.

        The board of directors has reviewed and analyzed the independence of each director. The purpose of the review was to determine whether any particular relationships or transactions involving directors or their affiliates or immediate family members were inconsistent with a determination that the director is independent for purposes of serving on the board of directors and its committees. During this review, the board of directors examined whether there were any transactions and/or relationships between directors or their affiliates or immediate family members and the Company and the substance of any such transactions or relationships.

        As a result of this review, the board of directors affirmatively determined that Messrs. Leshner and Stein and Mss. Iverson and Woods are "independent" for purposes of serving on the board of directors and meet the requirements set forth in our director independence guidelines.

  Controlled Company

        J.H. Whitney VI controls a majority of the voting power of our outstanding common stock and following completion of this offering will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a "controlled company" under The NASDAQ Stock

Market corporate governance standards. As a controlled company, exemptions under the standards free us from the obligation to comply with certain corporate governance requirements, including the requirements:

  •
  that a majority of our board of directors consists of "independent directors," as defined under the rules of The NASDAQ Stock Market;

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  that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  for an annual performance evaluation of the nominating and governance committees and compensation committee.

        These exemptions do not modify the independence requirements for our Audit Committee, and we currently comply with the requirements of Rule 10A-3 of the Exchange Act and the rules of The NASDAQ Stock Market required by such rules as described below.

        To the extent the ownership of J.H. Whitney VI is less than 50% following the completion of this offering, the Company will no longer be a "controlled company" under The NASDAQ Stock Market corporate governance standards.

  Board Leadership Structure

        Mr. Vigano serves as the Chairman of our board of directors. Although we do not have a formal policy on whether the role of the Chief Executive Officer and Chairman should be separate, we believe that having Mr. Vigano serve as a non-employee Chairman is preferable at this time. Our Chairman provides leadership to ensure that the board functions in an independent, cohesive fashion.

        We believe our Chief Executive Officer should be principally responsible for running the Company, while our Chairman is responsible for running the board. The board of directors has considered the time that is required of Mr. Blanchette as Chief Executive Officer and believes that by having another director serve as Chairman of the board, Mr. Blanchette is able to focus his entire energy on running Ignite. Under our Corporate Governance Guidelines and our bylaws, our Chairman:

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  provides leadership to the board of directors and facilitates communication between, and information flow to, the directors;

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  establishes the agenda for board meetings;

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  presides at board meetings, executive sessions and stockholder meetings;

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  gathers feedback from interviews with prospective director nominees; and

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  sees that all orders, resolutions and policies adopted or established by the board of directors are carried into effect.

        Our Chairman also has access to management and financial and other information as he deems appropriate from time-to-time to assist him and the board of directors in discharging their responsibilities.

        The board of directors determines its leadership structure from time to time. As part of the annual board self-evaluation process, the Corporate Governance and Nominating Committee and the board evaluate the board's leadership structure to ensure that the structure is appropriate for Ignite and its stockholders. We recognize that different board leadership structures may be appropriate for Ignite in the future, depending upon applicable circumstances. However, the board of directors believes the current leadership structure, with Mr. Blanchette as Chief Executive Officer and Mr. Vigano as Chairman of the board, is the appropriate structure for Ignite at this time.

  Board Committees and Membership

        Our board of directors has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of the committees reports to the board of directors as they deem appropriate, and as the board may request. The composition, duties and responsibilities of these committees are described below. The table below sets forth the current membership of each of the committees:

Director	Audit	Compensation	Corporate Governance and Nominating
Raymond A. Blanchette, III	—	—	—
Brian N. Cherry	—	—	X
Ann Iverson	Chair	X	—
Zane Leshner	—	Chair	—
Joseph N. Stein	X	—	—
Paul R. Vigano	—	X	X
Fritzi G. Woods	X	—	Chair

  Audit Committee

        The Audit Committee is responsible for, among other matters: (i) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (ii) discussing with our independent registered public accounting firm their independence from management; (iii) reviewing with our independent registered public accounting firm the scope and results of their audit; (iv) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (v) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (vi) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and (vii) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

        The SEC rules and The NASDAQ Stock Market rules require us to have all independent Audit Committee members. Our board of directors has affirmatively determined that Mr. Stein and Mss. Iverson and Woods meet the definition of "independent directors" for purposes of serving on an Audit Committee under applicable SEC and The NASDAQ Stock Market rules and therefore, we have an entirely independent Audit Committee. In addition, Mr. Stein and Mss. Iverson and Woods each qualify as an "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K.

        Our board of directors has adopted a written charter for the Audit Committee.

  Compensation Committee

        The Compensation Committee is responsible for, among other matters: (i) reviewing key employee compensation goals, policies, plans and programs; (ii) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (iii) overseeing chief executive officer and executive succession planning; and (iv) administering our stock plans and other incentive compensation plans.

        Our board of directors has affirmatively determined that Ms. Iverson and Mr. Leshner meet the definition of an "independent director" for purposes of serving on a compensation committee under applicable SEC and The NASDAQ Stock Market rules. Mr. Vigano has been determined not to be an independent director due to fees paid by the Company to J.H. Whitney in connection with the termination of a management agreement in May 2012.

        Our board of directors has adopted a written charter for the Compensation Committee. The Compensation Committee held two meetings during the 2012 fiscal year.

  Corporate Governance and Nominating Committee

        Our Corporate Governance and Nominating Committee is responsible for, among other matters: (i) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (ii) overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; (iii) identifying best practices and recommending corporate governance principles; and (iv) overseeing our corporate governance guidelines and other governance principles applicable to us.

        Our board of directors has affirmatively determined that Ms. Woods meets the definition of an "independent director" for purposes of serving on a corporate governance and nominating committee under applicable SEC and The NASDAQ Stock Market rules. Messrs. Cherry and Vigano have been determined not to be independent directors due to fees paid by the Company to J.H. Whitney in connection with the termination of a management agreement in May 2012.

        Our board of directors has adopted a written charter for the Corporate Governance and Nominating Committee.

  Risk Oversight

        Our board of directors is responsible for overseeing our risk management. The board focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

        Our board has delegated to the Audit Committee responsibility with respect to risk assessment and risk management. Pursuant to its charter, the Audit Committee discusses with management and the Company's independent auditor the Company's policies with respect to risk assessment and risk management, the Company's significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

        Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels. We believe that the leadership structure of our board of directors supports its effective oversight of the Company's risk management.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Conduct and Ethics

        We have a Code of Conduct, which is applicable to all directors and employees, including our executive and financial officers. There is a separate Code of Ethics for Executive Officers and Principal Accounting Personnel that applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and persons performing similar functions. The Code of Conduct and the Code of Ethics are available on our website at www.igniterestaurants.com by clicking on the Investors link, followed by the Corporate Governance link, and are available in print upon request from our Corporate Secretary. Any amendments to, or waivers of, the Code of Ethics will be disclosed on our website promptly following the date of such amendment or waiver.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information as of June 1, 2013 regarding the beneficial ownership of our common stock by:

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  each person known by us to beneficially own 5% or more of our outstanding common stock;

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  each of our directors;

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  each of our named executive officers;

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  all of our directors and executive officers as a group; and

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  the selling stockholders.

        The information presented in the table below is based on 25,640,602 shares of our common stock outstanding after the completion of this offering.

        For further information regarding material transactions between us and certain of our stockholders, see "Certain Relationships and Related Party Transactions." The selling stockholders in this offering may be deemed to be statutory underwriters.

        Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after June 1, 2013 through the exercise of any stock option, warrant or other right. For purposes of calculating each person's or group's percentage ownership, shares of common stock issuable pursuant to stock options exercisable within 60 days after June 1, 2013 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

        Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Ignite Restaurant Group, Inc., 9900 Westpark Drive, Suite 300, Houston, Texas 77063.

				Shares Beneficially Owned After This Offering(1)(2)(3) (no option exercise)		Shares Beneficially Owned After This Offering(1)(2)(3) (option exercise in full)
	Shares Beneficially Owned Prior to This Offering(1)(2)(3)
			Number of Shares Offered
Name	Number	Percent		Number	Percent	Number	Percent
5% Selling Stockholders:
J.H. Whitney VI(4)	17,359,690	67.7%
130 Main Street New Canaan, Connecticut 06840
Named Executive Officers and Directors:
Robin N. Ahearn	38,788	*
Raymond A. Blanchette, III(6)	677,613	2.6%
Michael J. Dixon	—	—
James F. Mazany	95,378	*
James W. Kuhn	94,643	*
Brian N. Cherry	—	*
Ann Iverson	4,000	*
Zane Leshner	32,349	*
Joseph N. Stein	—	*
Paul R. Vigano(7)	17,359,690	67.7
Fritzi G. Woods	4,000	—
All executive officers and directors as a group (14 persons)	18,413,399	71.8%
Other Selling Stockholders:
Other selling stockholders as a group(5)

*
Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1)
Shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account.

(2)
Includes time-vesting restricted shares granted under our 2012 Omnibus Incentive Plan. The executives have sole voting power over these restricted shares. Restricted shares are included for the following individuals: Ms. Iverson, 4,000 shares, Mr. Leshner, 4,000 shares, and Ms. Woods, 4,000 shares; and all current directors and executive officers as a group, 17,000 shares.

(3)
Includes shares of common stock issuable upon the exercise of stock appreciation rights exercisable within 60 days of June 1, 2013 for the following individuals, based on the closing price of our common stock on May 31, 2013: Mr. Blanchette, 9,986 shares, Mr. Mazany, 2,497 shares, Mr. Kuhn, 1,762 shares and Ms. Ahearn, 1,762 shares; and all current directors and executive officers as a group, 18,651 shares.

(4)
J.H. Whitney VI is an investment fund, principally engaged in the business of making private equity investments. J.H. Whitney Equity Partners VI, LLC is the sole general partner of J.H. Whitney VI and as such may be deemed to have beneficial ownership of the shares held by J.H. Whitney VI. The managing members of J.H. Whitney Equity Partners VI, LLC have voting and disposition power over the shares of common stock held by J.H. Whitney VI. The managing members of J.H. Whitney Equity Partners VI, LLC are James H. Fordyce, Michael C. Salvator, Paul R. Vigano and Robert M. Williams, Jr. Each of Messrs. Fordyce, Salvator, Vigano and Williams disclaim beneficial ownership of the shares held by J.H. Whitney Equity Partners VI, LLC and its affiliated entities, except to the extent of his pecuniary interest therein. Does not include 142,015 shares of common stock held by JCS Holdings, LLC ("JCS Holdings"), which relate to unvested common unit options held by certain employees and directors of the Company. J.H. Whitney VI holds an 88.6% equity interest in JCS Holdings and as such may be deemed to have beneficial ownership of such shares. J.H. Whitney VI, J.H. Whitney Equity Partners VI, LLC and the members of J.H. Whitney Equity Partners VI, LLC disclaim beneficial ownership of such shares.

(5)
Each of these selling stockholders is selling      or fewer shares of common stock, and all such persons or entities beneficially own, in the aggregate, less than      % of our common stock.

(6)
Does not include 88,245 shares held by JCS Holdings for the benefit of Mr. Blanchette who continues to hold unvested common units in JCS Holdings. Mr. Blanchette is not deemed to have voting or dispositive power with respect to such shares.

(7)
Shares owned by J.H. Whitney VI, J.H. Whitney Equity Partners VI, LLC, is the sole general partner of J.H. Whitney VI. Mr. Vigano is a managing member of J.H. Whitney Equity Partners VI, LLC, and has an interest in a limited partner of J.H. Whitney VI. Mr. Vigano may be deemed to share voting and dispositive power with respect to such shares. Mr. Vigano disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreement

        Until our IPO in May 2012, we were a party to a management agreement with J.H. Whitney, pursuant to which J.H. Whitney provided management consulting services to us and received specified consideration for such services. These management consulting services generally consisted of advice in connection with financing arrangements, the development and implementation of strategies to improve business performance or advice in connection with business combinations or other extraordinary corporate transactions. We paid an aggregate of $1.1 million for these management consulting services for each of the fiscal years 2011, 2010 and 2009, respectively. The management agreement was terminated in connection with our IPO in May 2012 and J.H. Whitney received an aggregate payment from us of $1.0 million in connection with such termination. The management agreement included customary exculpation and indemnification provisions in favor of J.H. Whitney.

Indemnification Agreements

        We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Registration Rights Agreement

        We have granted registration rights to J.H. Whitney VI and members of management. See "Description of Capital Stock—Registration Rights" for more information.

Policies and Procedures With Respect to Related Party Transactions

        In accordance with our Related Party Transactions Policy, our Audit Committee is responsible for reviewing and approving related party transactions. In addition, our Code of Ethics requires that all of our employees and directors inform the General Counsel of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

DESCRIPTION OF CAPITAL STOCK

General

        Our total amount of authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. As of June 1, 2013, 25,640,602 shares of common stock are issued and outstanding and no shares of preferred stock are issued or outstanding. The discussion set forth below describes our capital stock, amended and restated certificate of incorporation and amended and restated bylaws. The following summary of certain provisions of our capital stock describes material provisions of, but does not purport to be complete and is subject to, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws. We urge you to read our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

        Voting Rights.    Except as required by law or matters relating solely to the terms of preferred stock, each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock have no cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock.

        Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. Our ability to pay dividends on our common stock may be limited by restrictions under the terms of the agreements governing our indebtedness. See "Dividend Policy."

        Preemptive Rights.    Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

        Conversion or Redemption Rights.    Our common stock is neither convertible nor redeemable. All shares of our common stock that will be outstanding at the time of the completion of this offering will be fully paid and non-assessable.

        Liquidation Rights.    Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

        Listing.    Our common stock is listed on The NASDAQ Global Select Market under the symbol "IRG."

Undesignated Preferred Stock

        Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. We have no present intention to issue any shares of preferred stock.

Registration Rights

        Pursuant to a registration rights agreement that we entered into prior to the completion of our IPO, we granted registration rights to J.H. Whitney VI and members of management.

        So long as we do not have an effective shelf registration statement with respect to our common stock and securities delivered in connection therewith (the "registrable securities"), J.H. Whitney VI may request registration of all or a portion of its registrable securities (a "demand registration"). We are not obligated to effectuate more than three demand registrations in any 12-month period.

        The registration rights agreement provides that subject to certain limitations, at any time that we are eligible to use Form S-3, we will upon request of J.H. Whitney VI file a shelf registration statement covering all registrable securities and, if such shelf registration statement is not automatically effective, use reasonable best efforts to cause the shelf registration statement to be declared effective. Once the shelf registration statement is effective, we are required to use reasonable best efforts to keep the shelf registration statement continuously effective and usable for resale of registrable securities. The registration rights agreement also provides that, subject to limitations described below, any holder with registrable securities registered pursuant to a shelf registration may effect an underwritten offering of its registrable securities after delivery of advance notice to us. The other holders shall have the right to elect to include in such underwritten offering such portion of their registrable securities as they may request, subject to cutback provisions. Any underwritten offering must reasonably be expected to result in at least $10.0 million in gross proceeds.

        In connection with an underwritten offering, we may have to agree to not effect any public sale or distribution of equity securities (1) during the 90-day period (subject to a 17 day extension) following the effective date of any underwritten demand registration or (2) during the period ending 90 days (subject to a 17 day extension) after commencement of such underwritten shelf offering, unless the managing underwriters agree to a shorter period.

        Under the registration rights agreement, we agree, subject to certain limitations, to indemnify J.H. Whitney VI its officers, directors, managers and partners, and each person controlling such holder against all losses, claims, actions, damages, liabilities and expenses in certain circumstances and to pay any expenses reasonably incurred in connection investigating, preparing or defending these, except insofar as the same are caused by or contained in any information furnished in writing to us by such holder expressly for use therein.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

  Classified Board of Directors

        Our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our amended and restated bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that a director may be removed only for cause by the affirmative vote of the holders of at least a majority of our voting stock, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Our classified board structure will continue and be in effect until the annual meeting of stockholders to be held in 2016. Beginning with the 2016 annual meeting of stockholders, directors will be elected for a term expiring at the next annual meeting of stockholders and until his or her successor shall be elected and qualified, subject, however to prior death, resignation, retirement, disqualification or removal from office. Until our board of directors is fully declassified, the classified nature of our board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

  Stockholder Action by Written Consent

        The Delaware General Corporation Law, or DGCL, provides that, unless otherwise stated in a corporation's certificate of incorporation, the stockholders may act by written consent without a meeting. Our amended and restated certificate of incorporation provides that after the investments funds associated with J.H. Whitney collectively own less than 50% of our outstanding common stock, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of the stockholders may only be taken at an annual or special meeting before which it is properly brought, and not by written consent without a meeting. As a result, J.H. Whitney VI is able to act by written consent so long as it owns at least 50% of our outstanding common stock.

  Special Meeting of Stockholders

        Our amended and restated certificate of incorporation and amended and restated bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by (a) our chairman or vice chairman of the board of directors, (b) our chief executive officer or (c) a majority of the board of directors through a special resolution.

  Advance Notice Requirements for Stockholder Proposals

        In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder's intention to bring such business before the meeting.

        These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

  Amendment to Certificate of Incorporation and Bylaws

        The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation's certificate of incorporation or bylaws is required to approve such amendment, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the affirmative vote of at least a majority of the voting power of our outstanding shares of common stock. Additionally, the affirmative vote of at least 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class, is required to amend or repeal or to adopt any provision related to the Classified Board of Directors, Stockholder Action by Written Consent, Special Meetings of Stockholders, Corporate Opportunity, Amendments to Certificate of Incorporation, Exclusive Jurisdiction of Certain Actions and Business Combinations, and Limitations on Liability and Indemnification of Officers and Directors provisions, as described herein. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our amended and restated certificate of incorporation and our amended and restated bylaws.

  Corporate Opportunity

        Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to J.H. Whitney or any of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for J.H. Whitney, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. None of J.H. Whitney, any of the investment funds associated with J.H. Whitney or any of their respective representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

  Exclusive Jurisdiction of Certain Actions

        Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

  Business Combinations

        We have opted out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

  •
  prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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  at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

        Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

        Our amended and restated certificate of incorporation provides that J.H. Whitney VI, any affiliated investment entity, and any of their respective direct or indirect transferees of at least 15% of our outstanding common stock and any group as to which such persons are party to, do not constitute "interested stockholders" for purposes of this provision.

Limitations on Liability and Indemnification of Officers and Directors

        Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by applicable law and provides that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers. We also maintain directors' and officers' liability insurance coverage.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

        As of June 1, 2013, and immediately upon completion of this offering, we had and will continue to have 25,640,602 shares of common stock outstanding. Of these shares of common stock, the 6,634,615 shares sold in the IPO and shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining            shares of common stock held by our existing stockholders upon completion of this offering will be "restricted securities," as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in "Underwriting," only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

Rule 144

        In general, under Rule 144 as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

        At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

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  1% of the number of shares of our common stock then outstanding, which will equal approximately 256,406 shares immediately after this offering, based on the number of shares of our common stock outstanding as of June 1, 2013; or

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  the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general and subject to the expiration of the lock-up restrictions, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

        We have filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our existing equity incentive plan. Accordingly, shares registered under such registration statement and issued by us are available for sale in the open market, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below. On June 25, 2013, we filed a preliminary proxy statement with the respect to a special meeting of our stockholders to increase the number of shares of our common stock available under the Ignite Restaurant Group, Inc. 2012 Omnibus Incentive Plan by 1,200,000 shares, from 1,980,074 shares to 3,180,074 shares.

Lock-Up Agreements

        We, each of our officers and directors and the selling stockholders have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus. However, in the event that (x)(i) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the 'lock-up' period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period and (y) at the time of such release or announcement, the Company does not qualify as an "emerging growth company" as defined in the JOBS Act, then in each case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. For additional information, see "Underwriting."

Registration Rights Agreement

        Upon completion of this offering, the holders of an aggregate of          shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described under "Underwriting" in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold. See "Description of Capital Stock—Registration Rights" for more information.

 U.S. FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

Overview

        The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a "non-U.S. holder" means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

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  a nonresident alien individual;

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  a foreign corporation (or an entity treated as a foreign corporation for U.S. federal income tax purposes); or

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  a foreign estate or foreign trust.

        In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

        This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

        This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

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  U.S. expatriates;

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  controlled foreign corporations;

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  passive foreign investment companies; and

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  investors in pass-through entities that are subject to special treatment under the Code.

        Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

        This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

        If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax laws or under the laws of any other taxing jurisdiction.

Dividends

        As discussed under the section entitled "Dividend Policy" above, we do not currently anticipate paying any dividends in the foreseeable future. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. and, in cases in which certain tax treaties apply, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty.

        If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading "Gain on Disposition of Common Stock." Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

        If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (i) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (ii) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

        If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

        You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

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  the gain is effectively connected with a trade or business you conduct in the U.S., and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment;

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  if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a "tax home" (as defined in the Code) in the U.S.; or

  •
  we are or have been during a specified testing period a "U.S. real property holding corporation" for U.S. federal income tax purposes, and certain other conditions are met. See the discussion under "—Status as a U.S. Real Property Holding Corporation."

        If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30.0% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30.0% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.) but may not be offset by any capital loss carryovers.

Status as a U.S. Real Property Holding Corporation

        It is possible that we are now, or in the future may become, a U.S. real property holding corporation within the meaning of the Code. If we are considered a U.S. real property holding corporation at any time during the shorter of the period that you owned our common stock or the five-year period immediately preceding the disposition of our common stock, you may be subject to a tax on any gain realized on the disposition of shares of our common stock if our common stock is not regularly traded on an established securities market during the calendar year in which the disposition occurs. In that case, you also may be subject to a withholding tax on the proceeds from the disposition of the shares of our common stock. We expect (but cannot guarantee) that our common stock will be regularly traded on an established securities market and, therefore, the tax and the withholding tax described above would not apply to a disposition of shares, except as provided below. The tax described above would apply to the disposition by you of shares of our common stock even though our common stock is regularly traded on an established securities market if you are a non-U.S. person who, actually or constructively, beneficially owns more than 5% of the total fair market value of all outstanding shares of our common stock at any time during the shorter of the period that you owned our common stock or the five-year period immediately preceding the disposition. The withholding tax described above, however, generally would not apply to the disposition.

Information Reporting and Backup Withholding Tax

        We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

        In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

  •
  if the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption;

  •
  if the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a "U.S.-related person"), information reporting and backup withholding tax generally will not apply; and

  •
  if the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

        Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Additional Withholding Tax

        Sections 1471 through 1474 of the Code (commonly referred to as "FATCA") generally will impose a withholding tax of 30.0% on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a "foreign financial institution" (as specifically defined for this purpose), unless such institution agrees to verify, report and disclose substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, the FATCA provisions also generally will impose a withholding tax of 30.0% on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent either with (i) a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10.0% of the entity (or more than zero percent in the case of some entities) or (ii) a certification that the entity does not have any substantial U.S. owners. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. The withholding requirements described above generally are effective for dividend payments made after December 31, 2013 and payments of gross proceeds made after December 31, 2016. Investors are encouraged to consult with their own tax advisors regarding the implications of the FATCA provisions on their investment in our common stock.

        POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2013, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of our common stock:

Name	Number of shares
Credit Suisse Securities (USA) LLC
Total

        The underwriting agreement provides that, subject to the terms and conditions set forth therein, the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to additional outstanding shares from the selling stockholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. After the offering, the underwriters may change the public offering price and concession.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share		Total
	With No Exercise	With Full Exercise	With No Exercise	With Full Exercise
Expenses payable by us(1)	$	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$

(1)
Includes certain fees and expenses of the underwriters incurred in connection with this offering that we have agreed to reimburse.

        The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5.0% of the shares of common stock being offered.

        We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC, a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 90 days after the date of this prospectus. However, in the event that (x)(i) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the 'lock-up' period, we announce that we will release earnings results during the 16-day period beginning on the last day of the

"lock-up" period and (y) at the time of such release or announcement, the Company does not qualify as an "emerging growth company" as defined in the JOBS Act, then in each case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

        We, the selling stockholders and certain of our officers and directors have agreed that, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus. However, in the event that (x)(i) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the 'lock-up' period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period and (y) at the time of such release or announcement, the Company does not qualify as an "emerging growth company" as defined in the JOBS Act, then in each case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

        Our common stock is listed on The NASDAQ Global Select Market under the symbol "IRG."

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve the purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when our common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relationships and Conflicts of Interest

        Certain of the underwriters and their respective affiliates have in the past performed, and may in the future perform, various financial advisory, investment banking and other services for us, our affiliates and our officers in the ordinary course of business, for which they received and may receive customary fees and reimbursement of expenses. In addition, certain of the underwriters in this offering served as an underwriter in connection with our IPO.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), our common shares will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of common shares may be made to the public in that Relevant Member State at any time:

  •
  to any legal entity that is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

  •
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of common shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 ("FSMA") with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

        In addition, each underwriter:

  •
  has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  •
  has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

        King & Spalding LLP, Atlanta, Georgia will pass upon the validity of the common stock offered hereby on our behalf. The underwriters are represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements as of December 31, 2012 and January 2, 2012, and for the fiscal years ended December 31, 2012, January 2, 2012 and January 3, 2011, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Romano's Macaroni Grill as of June 27, 2012 and June 29, 2011, and for the fiscal years ended June 27, 2012, June 29, 2011 and June 30, 2010, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        PwC informed us that PwC and an entity that is part of the PwC global network of firms, or the PwC Affiliate in the Netherlands, performed non-audit services for affiliates of J.H. Whitney that were not in accordance with the auditor independence standards of Regulation S-X and the Public Company Accounting Oversight Board, or PCAOB. The following non-audit services were performed by PwC and the PwC Affiliate in the Netherlands:

  •
  from May 2009 through July 2010, PwC provided certain tax services on a contingent fee basis to a portfolio company of a J.H. Whitney affiliated fund. The fees for these tax services were approximately $230,000; and

  •
  from October 2007 through June 2009, the PwC Affiliate in the Netherlands provided certain expert services to a portfolio company of a J.H. Whitney affiliated fund in a litigation involving the portfolio company. The fees for these expert services were approximately $211,000.

        PwC communicated these matters to the audit committee of our former parent company, JCS Holdings, which we refer to as the Parent Audit Committee. The Parent Audit Committee and PwC individually considered the impact that these non-audit services may have had on PwC's independence with respect to us. Both our Parent Audit Committee and PwC concluded that neither of these non-audit services would impair PwC's ability to exercise objective and impartial judgment on issues encompassed within the audit of our financial statements.

        In making these determinations, both our Parent Audit Committee and PwC considered, among other things, the amount of fees paid to PwC and the PwC Affiliate in the Netherlands and that the non-audit services were provided during a time that the entities were not considered affiliates pursuant to the standards under which the audit engagement was performed.

INCORPORATION BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following information or documents that we have filed with the SEC:

  •
  Our annual report on Form 10-K for the year ended December 31, 2012;

  •
  Portions of our Definitive Proxy Statement on Schedule 14A for the 2012 annual meeting of the stockholders incorporated by reference in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (including, without limitation, the information under the caption entitled "Executive Compensation" contained on pages 25 to 45 thereof);

  •
  Our quarterly report on Form 10-Q for the quarter ended April 1, 2013; and

  •
  Our current reports on Form 8-K filed with the SEC on February 6, 2013 (excluding Item 7.01), February 7, 2013, February 21, 2013, March 19, 2013, March 28, 2013, April 1, 2013, April 11, 2013 (as amended on June 25, 2013) and June 5, 2013.

        Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct written requests to Ignite Restaurant Group, Inc., Attn: Corporate Secretary at 9900 Westpark Drive, Suite 300, Houston, Texas 77063 telephone number: (713) 366-7500.

        These documents are also available on the Investor Relations section of our website, which is located at www.igniterestaurants.com, or as described under "Where You Can Find More Information" below. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. In addition, we are subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, file periodic and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website at www.sec.gov that contains reports, proxy statements and other information regarding issuers, like us, that file electronically with the SEC and from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement. To receive copies of public records not posted to the SEC's web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

        We are subject to the full informational requirements of the Exchange Act. We fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain a website at www.igniterestaurants.com. However, the information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and potential investors should not rely on such information in making a decision to purchase our common stock in this offering.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets of Ignite Restaurant Group, Inc. as of January 2, 2012 and December 31, 2012	F-3
Consolidated Statements of Operations of Ignite Restaurant Group, Inc. for the years ended January 3, 2011, January 2, 2012 and December 31, 2012	F-4
Consolidated Statements of Comprehensive Income of Ignite Restaurant Group, Inc. for the years ended January 3, 2011, January 2, 2012 and December 31, 2012	F-5
Consolidated Statements of Changes in Stockholders' Equity of Ignite Restaurant Group, Inc. for the years ended January 3, 2011, January 2, 2012 and December 31, 2012	F-6
Consolidated Statements of Cash Flows of Ignite Restaurant Group, Inc. for the years ended January 3, 2011, January 2, 2012 and December 31, 2012	F-7
Notes to Consolidated Financial Statements	F-8
Condensed Consolidated Balance Sheets of Ignite Restaurant Group, Inc. as of December 31, 2012 and April 1, 2013 (unaudited)	F-27
Condensed Consolidated Statements of Operations of Ignite Restaurant Group, Inc. for the twelve weeks ended March 26, 2012 (unaudited) and the thirteen weeks ended April 1, 2013 (unaudited)	F-28
Condensed Consolidated Statements of Cash Flows of Ignite Restaurant Group, Inc. for the twelve weeks ended March 26, 2012 (unaudited) and the thirteen weeks ended April 1, 2013 (unaudited)	F-29
Notes to Condensed Consolidated Financial Statements (unaudited)	F-30
Report of Independent Auditors	F-35
Consolidated Balance Sheets of Romano's Macaroni Grill as of June 29, 2011 and June 27, 2012	F-36
Consolidated Statements of Operations of Romano's Macaroni Grill for the years ended June 30, 2010, June 29, 2011 and June 27, 2012	F-37
Consolidated Statements of Changes in Net Assets (Liabilities) of Romano's Macaroni Grill for the years ended June 30, 2010, June 29, 2011 and June 27, 2012	F-38
Consolidated Statements of Cash Flows of Romano's Macaroni Grill for the years ended June 30, 2010, June 29, 2011 and June 27, 2012	F-39
Notes to Consolidated Financial Statements of Romano's Macaroni Grill	F-40
* Condensed Consolidated Balance Sheets of Romano's Macaroni Grill as of June 27, 2012 and April 8, 2013 (unaudited)	F-

* Condensed Consolidated Statements of Operations of Romano's Macaroni Grill for the three and nine month periods ended March 28, 2012 and for the period from December 27, 2012 through April 8, 2013 and the period from June 28, 2012 through April 8, 2013 (unaudited)

F-

* Condensed Consolidated Statements of Changes in Net Assets (Liabilities) of Romano's Macaroni Grill for the for the three and nine month periods ended March 28, 2012 and for the period from December 27, 2012 through April 8, 2013 and the period from June 28, 2012 through April 8, 2013 (unaudited)

F-

* Condensed Consolidated Statements of Cash Flows of Romano's Macaroni Grill for the three and nine month periods ended March 28, 2012 and for the period from December 27, 2012 through April 8, 2013 and the period from June 28, 2012 through April 8, 2013 (unaudited)

F-
* Notes to Condensed Consolidated Financial Statements of Romano's Macaroni Grill (unaudited)	F-

*
To be provided by amendment.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Ignite Restaurant Group, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Ignite Restaurant Group, Inc. and its subsidiaries (the "Company") at December 31, 2012 and January 2, 2012, and the results of their operations and their cash flows for the fiscal years ended December 31, 2012, January 2, 2012, and January 3, 2011, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
March 20, 2013

IGNITE RESTAURANT GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	December 31, 2012	January 2, 2012
ASSETS
Current assets
Cash and cash equivalents	$6,929	$3,725
Accounts receivable	6,285	7,848
Inventories	4,841	4,179
Deferred tax assets	1,615	905
Other current assets	4,625	5,190

Total current assets	24,295	21,847
Property and equipment, net	165,746	143,021
Trademarks, net	1,755	2,198
Deferred charges, net	1,702	4,035
Deferred tax assets	5,043	3,741
Other assets	2,897	2,993

Total assets	$201,438	$177,835

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$14,083	$14,157
Accrued liabilities	23,068	20,390
Current portion of debt obligations	—	3,007

Total current liabilities	37,151	37,554
Long-term debt obligations	45,000	114,750
Deferred rent	11,744	8,554
Other long-term liabilities	1,326	1,178

Total liabilities	95,221	162,036

Commitments and contingencies
Stockholders' equity
Preferred stock, $0.01 par value per share, 100,000 shares authorized; zero shares issued and outstanding	—	—
Common stock, $0.01 par value per share, 500,000 shares authorized; 25,633 and 19,178 shares issued and outstanding, respectively	256	192
Additional paid-in capital	85,728	4,088
Accumulated earnings	20,233	11,519

Total stockholders' equity	106,217	15,799

Total liabilities and stockholders' equity	$201,438	$177,835

See accompanying notes to consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except earnings per share)

	Fiscal Year
	2012	2011	2010
Revenues	$465,056	$405,243	$351,327
Costs and expenses
Restaurant operating costs
Cost of sales	145,451	127,607	103,981
Labor and benefits	127,331	111,721	98,162
Occupancy expenses	33,846	30,708	27,715
Other operating expenses	81,219	72,296	64,382
General and administrative	31,725	23,556	20,719
Depreciation and amortization	18,572	16,011	13,190
Pre-opening costs	3,871	4,855	4,627
Restaurant impairments and closures	115	333	909
Loss on disposal of property and equipment	2,296	1,295	3,242

Total costs and expenses	444,426	388,382	336,927

Income from operations	20,630	16,861	14,400
Interest expense, net	(9,366)	(9,215)	(3,831)
Gain (loss) on insurance settlements	(799)	1,126	589

Income before income taxes	10,465	8,772	11,158
Income tax expense (benefit)	1,751	(3,291)	1,456

Net income	$8,714	$12,063	$9,702

Basic and diluted net income per share data:
Net income per share
Basic and diluted	$0.37	$0.63	$0.51
Weighted average shares outstanding
Basic	23,328	19,178	19,178
Diluted	23,329	19,178	19,178

See accompanying notes to consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Fiscal Year
	2012	2011	2010
Net income	$8,714	$12,063	$9,702

Other comprehensive income:
Change in fair value of cash flow hedge	—	66	222
Reclassification adjustment for loss on termination of cash flow hedge included in interest expense, net	—	427	—

Other comprehensive income before tax	—	493	222
Income tax expense related to other comprehensive income	—	—	—

Other comprehensive income, net of tax	—	493	222

Comprehensive income	$8,714	$12,556	$9,924

See accompanying notes to condensed consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock				Accumulated Other Comprehensive Loss
			Additional Paid-in Capital	Accumulated (Deficit)/ Earnings
	Shares	Amount				Total
Balance at December 28, 2009	19,178	$192	$77,387	$(3,626)	$(715)	$73,238
Net income	—	—	—	9,702	—	9,702
Change in fair value of cash flow hedge	—	—	—	—	222	222
Stock-based compensation	—	—	45	—	—	45

Balance at January 3, 2011	19,178	$192	$77,432	$6,076	$(493)	$83,207
Net income	—	—	—	12,063	—	12,063
Change in fair value of cash flow hedge	—	—	—	—	66	66
Termination of interest rate swap	—	—	—	—	427	427
Dividends paid	—	—	(73,380)	(6,620)	—	(80,000)
Stock-based compensation	—	—	36	—	—	36

Balance at January 2, 2012	19,178	$192	$4,088	$11,519	$—	$15,799
Net income	—	—	—	8,714	—	8,714
Issuance of common stock for initial public offering, net of fees and issuance costs	6,439	64	81,060	—	—	81,124
Issuance of equity awards, net	16	—	102			102
Stock-based compensation	—	—	478	—	—	478

Balance at December 31, 2012	25,633	$256	$85,728	$20,233	$—	$106,217

See accompanying notes to consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	2012	2011	2010
Cash flows from operating activities
Net income	$8,714	$12,063	$9,702
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,572	16,011	13,190
Amortization of debt issuance costs	4,058	2,270	754
Stock-based compensation	628	36	45
Restaurant impairments	47	—	276
Deferred income tax	(2,012)	(4,646)	—
Loss (gain) on insurance related to property and equipment	397	(1,126)	(589)
Non-cash loss on disposal of property and equipment	2,245	1,269	3,110
Decrease (increase) in operating assets:
Accounts receivable	439	(2,389)	(1,131)
Inventory	(662)	(212)	(155)
Other operating assets	1,768	(2,532)	888
Increase (decrease) in operating liabilities:
Accounts payable and accrued liabilities	3,099	8,296	9,421
Other operating liabilities	3,339	3,239	2,168

Net cash provided by operating activities	40,632	32,279	37,679

Cash flows from investing activities
Purchases of property and equipment	(44,226)	(39,442)	(32,420)
Proceeds from property insurance claims	1,341	281	2,383
Proceeds from disposal of property and equipment	28	4	109
Purchases of liquor licenses	(1,155)	(222)	—

Net cash used in investing activities	(44,012)	(39,379)	(29,928)

Cash flows from financing activities
Initial public offering	81,124	—	—
Borrowings on revolving credit facility	50,500	—	—
Payments on revolving credit facility	(5,500)	—	—
Proceeds from long-term debt	—	120,000	—
Payments on long-term debt	(117,750)	(37,046)	(102)
Payments on capital leases	(7)	(30)	(53)
Debt issuance costs paid	(1,735)	(4,671)	—
Dividends paid	—	(80,000)	—
Taxes paid related to net share settlement of equity awards	(48)	—	—

Net cash provided by (used in) financing activities	6,584	(1,747)	(155)

Net increase (decrease) in cash and cash equivalents	3,204	(8,847)	7,596
Cash and cash equivalents at beginning of period	3,725	12,572	4,976

Cash and cash equivalents at end of period	$6,929	$3,725	$12,572

See accompanying notes to consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements

Note 1—Description of Business

        Ignite Restaurant Group, Inc. (referred to herein as the "Company," "Ignite," "we," "us" or "our") owns and operates two full service, casual dining restaurant brands under the names Joe's Crab Shack and Brick House Tavern + Tap. As of December 31, 2012, we owned and operated 129 Joe's Crab Shack restaurants and 15 Brick House Tavern + Tap restaurants in 33 states within the United States.

        Prior to our initial public offering ("IPO"), as further discussed in Note 3, J.H. Whitney VI, L.P. ("J.H. Whitney VI"), an affiliate of J.H. Whitney Capital Partners, LLC, owned 100% of the Series A preferred units of JCS Holdings, LLC, our former parent. Immediately after completion of the IPO, JCS Holdings, LLC distributed substantially all of the shares of our common stock then held by it to J.H. Whitney VI and to the holders of its common units. As of December 31, 2012, J.H. Whitney VI owns approximately 68% of our total outstanding common stock.

Note 2—Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Ignite and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

        Our fiscal year ends on the Monday nearest to December 31 of each year. Fiscal year 2010 was a 53-week year, while fiscal years 2012 and 2011 were 52-week years. References to 2012, 2011 and 2010 are references to fiscal years ended December 31, 2012, January 2, 2012, and January 3, 2011, respectively. The first three quarters of our fiscal year consist of 12 weeks and our fourth quarter consists of 16 weeks for 52-week fiscal years and 17 weeks for 53-week fiscal years.

Segment Reporting

        We own and operate the Joe's Crab Shack and Brick House Tavern + Tap restaurant brands in the United States. All of our restaurants compete in the full-service casual dining industry, providing in-restaurant, full service, casual dining, food away from home to our guests. Our brands also possess similar production methods, distribution methods, and economic characteristics, resulting in similar long-term expected financial performance characteristics. Therefore, we believe we meet the criteria for aggregating our restaurant operations into a single reporting segment.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

Fair Value Measurements

        We apply fair value accounting for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements. We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, we assume the highest and best use of the asset by market participants in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

        We apply the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and base the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.
Level 2	—
Observable inputs other than quoted prices in active markets for identical assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	—
Inputs that are both unobservable and significant to the overall fair value measurement reflect an entity's estimates of assumptions that market participants would use in pricing the asset or liability.

Financial Instruments

        We record all financial instruments at cost, which is the fair value at the date of transaction. The amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair value because of the short-term maturities of these instruments.

Revenue Recognition

        Revenues from food and beverage sales are recognized when payment is tendered at the point-of-sale and are presented net of promotional allowances, discounts, and employee meals. Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis within revenues in our consolidated statements of operations.

        Revenues from the sale of gift cards are deferred and recognized upon redemption. Deferred gift card revenue is included in accrued liabilities in our consolidated balance sheets. Our gift cards do not have an expiration date and we do not deduct non-usage fees from outstanding gift card balances. We recognize gift card breakage income exclusive of amounts subject to state escheatment laws when the likelihood of redemption of the cards becomes remote. We recorded breakage income of $0.2 million and $0.3 million during 2012 and 2011, respectively, and is included in revenues in our consolidated statements of operations. Fiscal year 2011 was the first year in which we had accumulated enough

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

redemption historical data to make such an estimate. The amount recognized in 2011 includes breakage income related to gift cards sold since the inception of the program in 2007.

        We also benefit from certain vendor rebates which are recorded as a reduction to cost of sales. Additionally, we may enter into certain contracts that provide marketing allowances, which are amortized over the life of the contract.

Cash and Cash Equivalents

        We consider cash on hand in restaurants, deposits in banks, and short-term marketable securities with original maturities of 90 days or less as cash and cash equivalents.

Accounts Receivable

        Accounts receivable consist primarily of receivables from major credit card processors. We do not provide an allowance for doubtful accounts due to the relative certainty of collection of these receivables and based on our prior loss history with these credit card companies.

Inventories

        Inventories are stated at the lower of cost or market, and consist of food, beverage, and retail merchandise. Inventory cost is determined using the average cost method.

Property and Equipment

        Property and equipment acquired is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based on the following estimated useful lives:

Leasehold improvements	Shorter of effective lease term or estimated useful life
Restaurant equipment	10 years
Furniture and fixtures	5 - 10 years
Computer equipment and software	3 - 5 years

        We capitalize major replacements and improvements that increase the useful life of the asset, whereas we expense repairs and maintenance as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the balance sheet and any gain or loss is included in the statement of operations.

        We capitalize direct costs associated with the site acquisition and construction of restaurant units, including direct internal payroll and payroll-related costs, incremental travel expenses, and interest cost as leasehold improvements. If we subsequently determine that we will not continue acquiring or developing a project for which we have been capitalizing costs, any previously capitalized internal development and third-party costs will be written off as dead deals and included in general and administrative expenses.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

        We evaluate the recoverability of the carrying amount of long-lived assets, which include property and equipment and intangible assets with definite useful lives, whenever events and circumstances indicate that the carrying value of an asset may not be fully recoverable. Our review for impairment of these long-lived assets takes into account estimates of future undiscounted cash flows (level 3 in the fair value hierarchy). Factors considered include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, and significant negative industry or economic trends. Our asset group for impairment testing is comprised of the assets and liabilities of each of our individual restaurants, since this is the lowest level of identifiable cash flows. An impairment loss is recognized if the future undiscounted cash flows associated with the assets are less than their carrying value. Impairment losses are measured as the amount by which the carrying values of the assets exceed their fair values. For assets held for sale or disposal, we measure fair value using quoted market prices or an estimation of net realizable value.

Restaurant Closure

        Costs associated with restaurant closures are recorded when the decision is made to close the restaurant. Expenses and losses related to closed restaurants are recorded in restaurant impairments and closures and loss on disposal of property and equipment in our consolidated statements of operations. The corresponding liability, which is approximately $168 thousand and $149 thousand as of December 31, 2012 and January 2, 2012, respectively, is reflected in accrued liabilities in our consolidated balance sheet. We also wrote off $1.0 million in 2012 to loss on disposal of property and equipment related to a restaurant that was temporarily closed in a prior year due to foundational issues. During the fourth quarter of 2012, we determined not to resume operations at the restaurant and are pursuing recovery for our losses.

Trademarks

        Trademarks consist of intangible assets we acquired during the purchase of Joe's Crab Shack. At the time of purchase, the trademarks were determined to be approximately $4.4 million, and as of December 31, 2012 and January 2, 2012 had accumulated amortization of approximately $2.7 million and $2.2 million, respectively. Trademarks are amortized on a straight-line basis over their estimated useful life of 10 years. Amortization expense was approximately $0.4 million for 2012, 2011 and 2010, respectively.

        Scheduled amortization of trademarks is as follows (in thousands):

Fiscal Year	Amount
2013	$443
2014	443
2015	443
2016	426

$1,755

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

Deferred Charges

        Debt issuance costs representing costs to obtain long-term financing are accounted for as a deferred charge and amortized using the interest method for the term loan and straight-line method for the revolving credit facility over the term of the related financing. Amortization of debt issuance costs, which was approximately $4.1 million, $2.3 million, and $0.7 million for 2012, 2011 and 2010, respectively, are included in interest expense in our consolidated statements of operations. See Note 6 regarding write-off of debt issuance costs related to debt refinancing transactions and the IPO.

Liquor Licenses

        The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangibles and included in other assets. The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies are expensed as incurred. Annual liquor license renewal fees are expensed over the renewal term. Liquor licenses are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We recorded a $47 thousand impairment charge related to liquor licenses in 2012 to write down carrying value to their fair value and is included in restaurant impairments and closures in our consolidated statements of operations. We determined fair value based on prices in the open market for licenses in similar jurisdictions (level 2 in the fair value hierarchy). No impairment charge was recorded in 2011 and 2010. As of December 31, 2012 and January 2, 2012, liquor licenses had a balance of $2.5 million and $1.4 million, respectively.

Leases

        We currently lease all of our restaurant locations under leases classified as operating leases. Minimum base rent for our operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. As such, an equal amount of rent expense is attributed to each period during the term of the lease regardless of when actual payments occur. Lease terms begin on the date we take effective control of the property and include cancelable option periods where failure to exercise such options would result in an economic penalty. The difference between rent expense and actual cash payments is classified as deferred rent in the consolidated balance sheets.

        Certain leases contain provisions that require additional rental payments based upon restaurant sales volume ("contingent rentals"). Contingent rentals are accrued each period as the liabilities are incurred, in addition to the straight-line rent expense noted above.

Insurance Liabilities

        We maintain large deductibles on workers' compensation, general liability, property, and business interruption insurance coverage. These policies have been structured to limit our per-occurrence exposure. Our estimated liabilities for workers' compensation and general liability are based on our judgment regarding a number of assumptions and factors, including the frequency and severity of claims, claims development history, case jurisdiction, applicable legislation, and our claims settlement practices.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

Advertising Expenses

        Advertising production costs are expensed at the time the advertising is first aired. All other advertising costs are expensed as incurred. Advertising expenses were approximately $20.7 million, $17.9 million, and $17.2 million for 2012, 2011 and 2010, respectively, and are included in other operating expenses in our consolidated statements of operations.

Pre-opening Costs

        Non-capital expenditures associated with the opening of new or converted restaurants are expensed as incurred. Pre-opening costs consist of costs incurred prior to opening a new or converted restaurant and are made up primarily of manager salaries, employee payroll, and other costs related to training and preparing new or converted restaurants for opening. Pre-opening costs also include an accrual for straight-line rent recorded during the period between the date we take effective control of the property and the restaurant opening date for our leased locations.

Stock-based Compensation

        We recognize expense for stock-based compensation awards, which is equal to the fair value of the awards at grant date, ratably in general and administrative expenses in our consolidated statements of operations over the requisite service period.

        The following table provides the significant weighted average assumptions used to determine the fair value of stock appreciation rights on the grant date using the Black-Scholes option-pricing model for awards granted during the fiscal year ended December 31, 2012:

Expected term	6.3 years
Expected volatility	48.2%
Dividend yield	0.0%
Risk-free rate	0.8% - 1.1%

        Since we do not have historical exercise experience on stock appreciation rights, we used the simplified method of estimating expected term. As a newly public company, we estimated expected volatility using the volatility of a peer group over a recent historical period equal to the same expected term of the award. The expected dividend yield is based on our history of not paying regular dividends in the past and our current intention to not pay regular dividends in the foreseeable future. Risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant using the term equal to our expected term. Restricted stock is valued using the closing stock price of the business day prior to the grant date.

Income Taxes

        We are subject to U.S. federal income tax and income taxes imposed in the state and local jurisdictions where we operate our restaurants. Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

        We account for uncertain tax using a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by tax authorities, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. See Note 8 for information regarding changes in our unrecognized tax benefits.

Net Income per Share

        Basic net income per share is computed using the weighted average number of common shares outstanding during the period, while diluted net income per share is computed using the weighted average number of common shares outstanding plus all potentially dilutive common share equivalents outstanding during the period. The following table summarizes the components to determine the numerator and denominators of basic and diluted net income per share (in thousands):

	Fiscal Year
	2012	2011	2010
Numerator:
Net income	$8,714	$12,063	$9,702

Denominator:
Basic weighted average shares outstanding	23,328	19,178	19,178
Effect of dilutive securities	1	—	—

Diluted weighted average shares outstanding	23,329	19,178	19,178

        The effect of dilutive securities above relates to 9,000 shares of restricted stock outstanding as of December 31, 2012. For the fiscal year ended December 31, 2012, we excluded 509,000 SARs from the computation of diluted net income per share because their effect was anti-dilutive.

Claims and Other Contingencies

        We recognize legal claims and other loss contingencies when information becomes available indicating that a liability has been incurred and the loss amount can be reasonably estimated. Predicting the outcome of claims and litigation involves substantial uncertainties that could cause actual results to vary materially from estimates. We recognize legal expenses, including those related to loss contingencies, as incurred.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

        Generally, we do not recognize gain contingencies until all contingencies have been resolved, but we recognize gain contingencies that are recoveries of previously recognized contingent losses when realization of the recovery is deemed probable and reasonably estimable.

Recent Accounting Pronouncement

        In July 2012, the FASB issued ASU No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which allows an entity the option to first assess qualitatively whether it is more likely than not that the indefinite-lived intangible asset is impaired, thus necessitating a quantitative impairment test. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless it determines that it is more likely than not that the asset is impaired. The update is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. We do not believe that adoption of this update will have a significant impact on our consolidated financial statements.

Note 3—Stockholders' Equity

Initial Public Offering

        On May 10, 2012, we completed our initial public offering of 5,769,231 shares of our common stock at an offering price of $14.00 per share. Of the 5,769,231 shares offered, 5,572,703 shares were sold by us, and 196,528 were sold by the selling stockholders. We granted the underwriters an option to purchase up to an additional 865,384 shares of common stock at the IPO price, which the underwriters exercised in full on May 10, 2012. Our common stock began trading on the NASDAQ National Market under the symbol "IRG" on May 11, 2012.

        Including the underwriters' exercise of the over-allotment option, we received net proceeds from the offering of approximately $81.1 million, after deducting underwriter discounts and commissions of $6.3 million and other fees and expenses of $2.7 million. We did not receive any proceeds from the shares sold by the selling stockholders. A portion of the net proceeds was used to prepay $42.5 million of our outstanding Term Loan and to pay J.H. Whitney a $1.0 million fee in connection with the termination of our management agreement.

Stock Split

        Immediately prior to the completion of the offering, we effected a 19,178.226-to-1 stock split. We also reduced the par value of our common stock from $1.00 per share to $0.01 per share. Since the increase in the number of shares is not proportionate to the decrease in par value, we increased common stock in the consolidated balance sheet and statement of changes in stockholders' equity by $0.2 million with a corresponding decrease to additional paid-in capital.

        The share and per share information included in these consolidated financial statements have been retroactively adjusted to reflect the stock split for all periods presented.

Authorized Capital Stock

        In connection with our initial public offering, we amended and restated our Certificate of Incorporation. The amended and restated Certificate of Incorporation provides that we are authorized

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 3—Stockholders' Equity (Continued)

to issue 500,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Note 4—Property and Equipment, net

        Property and equipment consists of the following (in thousands):

	December 31, 2012	January 2, 2012
Leasehold improvements	$200,120	$164,127
Equipment	24,787	21,160
Furniture and fixtures	13,491	10,318
Construction in progress	5,694	10,594

	244,092	206,199
Less accumulated depreciation	78,346	63,178

	$165,746	$143,021

        Depreciation expense was approximately $18.1 million, $15.6 million, and $12.7 million for fiscal years 2012, 2011, and 2010, respectively.

        Based on a regular review of our restaurant units for impairment, we identified certain restaurants with carrying values on property and equipment that may not be fully recoverable. Restaurant impairments for these units amounting to approximately $0.3 million were recorded in 2010. No impairment charge was recorded in 2012 and 2011. The impairment charges reflect the difference between the impaired assets' carrying value and their fair value, and are recorded as part of restaurant impairments and closures in the consolidated statements of operations.

Note 5—Accrued Liabilities

        The components of accrued liabilities were as follows (in thousands):

	December 31, 2012	January 2, 2012
Payroll and related costs	$7,910	$6,652
Property taxes	2,444	2,663
Sales and alcohol taxes	1,901	2,008
Deferred gift card revenue	2,691	1,990
Workers' compensation	2,732	1,891
Insurance premiums financing	—	1,359
Interest	185	1,076
Occupancy	1,617	873
Professional fees	2,079	1,132
Other	1,509	746

	$23,068	$20,390

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 6—Debt Obligations

        Debt obligations consisted of the following as of the dates presented below (in thousands):

	December 31, 2012	January 2, 2012
Revolving credit facility, expiring October 2017	$45,000	$—
$120.0 million term loan, due March 2016	—	117,750
Capital leases	—	7

Total debt	45,000	117,757
Less current portion	—	3,007

Long-term debt obligations	$45,000	$114,750

        In March 2011, we entered into a $145.0 million senior secured credit facility with General Electric Capital Corporation and a syndicate of financial institutions. The credit facility consisted of (a) a $120.0 million term loan ("Term Loan") and (b) a revolving credit facility of up to $25.0 million ("Revolving Credit Facility") which included a letter of credit subfacility for up to $6.0 million and a swing line subfacility of up to $5.0 million. Borrowings under the senior secured credit facility bore interest at a fluctuating rate equal to, at our option, either (a) a base rate plus three and one-half percent (3.50%) per annum, or (b) LIBOR (subject to a floor of 1.5%) plus four and three-quarter percent (4.75%) per annum. The base rate was the higher of (1) the federal funds rate plus 0.50%, (2) the U.S. prime rate last quoted by The Wall Street Journal, and (3) the sum of the three-month LIBOR (subject to a floor of 1.5%) plus the excess of the LIBOR applicable margin over the base rate applicable margin. The Revolving Credit Facility provided for a commitment fee of 0.5% per year on the unused portion.

        The weighted annual average interest rate (including margin) on the Term Loan during 2011 was 6.25%. As of January 2, 2012, we had outstanding letters of credit of approximately $1.4 million and available borrowing capacity of approximately $23.6 million under the Revolving Credit Facility.

        We used the proceeds from the Term Loan to repay prior indebtedness, make an $80.0 million distribution to our stockholder, pay certain fees and expenses associated with the closing of the credit facility, and terminate our interest rate swap contract. Deferred financing fees of $4.6 million relating to the Term Loan were capitalized as deferred charges in the consolidated balance sheets. The termination of the interest rate swap was paid in March 2011 and was recorded as a $0.4 million increase to interest expense, net. The $1.4 million balance of deferred financing costs related to our prior indebtedness was written off to interest expense in our consolidated statements of operations.

        On April 23, 2012, we entered into an amendment to our senior secured credit agreement that became effective on the date we received proceeds from our IPO. As required by the amendment, we used $42.5 million of our net proceeds to prepay a portion of our Term Loan. The prepayment was applied to the next six regularly scheduled quarterly term loan principal payments and reduced the remaining principal payments on a pro rata basis. We paid $0.3 million in debt issuance costs related to this amendment. We also wrote off $1.1 million of debt issuance costs associated with the repayment, which has been included as a component of interest expense, net in the accompanying consolidated statement of operations for the fiscal year ended December 31, 2012.

        On October 29, 2012, we entered into a new $100.0 million five-year senior secured revolving credit facility (the "New Revolving Credit Facility"), which includes a letter of credit sub-facility of up

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 6—Debt Obligations (Continued)

to $10 million and a swing line sub-facility of up to $15.0 million, with a syndicate of commercial banks and other financial institutions. We used borrowings of $45.0 million under the facility along with cash on hand of $29.5 million to repay our Term Loan and expect to use the facility for working capital and other general corporate purposes. We wrote off $2.2 million of debt issuance costs associated with the repayment of the Term Loan and the terminated revolving credit availability of the prior senior secured credit agreement, which is included in interest expense. We also paid $1.4 million in debt issuance costs related to the New Revolving Credit Facility, which are capitalized and recorded as deferred charges. These costs along with $0.2 million of unamortized debt issuance costs related to the prior senior secured credit agreement will be amortized over the term of the New Revolving Credit Facility.

        The interest rate for borrowings under the facility is equal to, at our option, either (a) LIBOR plus a margin of 2.00%, or (b) the Base Rate (as defined in the agreement) plus a margin of 1.00%. The applicable margins are subject to adjustment based on our leverage ratio as determined on a quarterly basis. In addition, we are required to pay a commitment fee on the unused portion of the New Revolving Credit Facility. The commitment fee rate is 0.30% per annum, and is subject to adjustment thereafter on a quarterly basis based on our leverage ratio.

        The facility is guaranteed by each of our subsidiaries and secured by substantially all of our present and future assets and a lien on the capital stock or other equity interests of our direct and indirect subsidiaries. The New Revolving Credit Facility contains financial covenants including a leverage ratio and a minimum fixed charge coverage ratio, as described in the agreement. The facility also contains other covenants which, among other things limit our ability to incur additional indebtedness, create liens on our assets, make certain investments, guarantees or loans, merge, consolidate or otherwise dispose of assets other than in the ordinary course of business, make acquisitions, and pay dividends or make other restricted payments. We are in compliance with these financial covenants as of December 31, 2012.

        The weighted average interest rate on the New Revolving Credit Facility at December 31, 2012 was 2.38%. As of December 31, 2012, we had outstanding letters of credit of approximately $1.8 million and available borrowing capacity of approximately $53.2 million under the New Revolving Credit Facility.

        On February 6, 2013, we entered into a commitment to amend our New Revolving Credit Facility in connection with our pending acquisition of Mac Grill. See Note 13.

        The carrying value of our long-term debt approximates fair value. The estimate of the fair value of our debt is based on observable market information from a third party pricing source, which is classified as a level 2 input within the fair value hierarchy.

Note 7—Insurance and Other Recoveries

        Our restaurant in Oceanside, New York was temporarily closed in the fourth quarter of 2012 due to damage sustained from Hurricane Sandy. The restaurant reopened prior to the end of 2012. We recognized a loss of $1.0 million in the fourth quarter of 2012, which was comprised of a $0.6 million loss on disposal of property and equipment and $0.4 million of expenses and other clean-up costs incurred while the restaurant was closed. The insurance claim is still in process and no insurance proceeds have been received or recorded as of December 31, 2012. During 2012, we received $0.2 million of insurance proceeds related to hurricane damage sustained to a restaurant in 2010. We

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 7—Insurance and Other Recoveries (Continued)

also had a restaurant in the Nashville, Tennessee area that was closed in April 2010 due to flooding and reopened in May 2010.

        In relation to each of these casualty events, the following amounts were recorded in our consolidated financial statements (in thousands):

	2012	2011	2010
Proceeds from property insurance claims	$1,341	$281	$2,383
Business interruption recoveries	$—	$—	$276
Gain (loss) on insurance settlements related to property and equipment	$(397)	$1,126	$589

        In April 2010, certain of our restaurants in the Gulf Coast area were affected by British Petroleum's Deepwater Horizon oil spill ("BP Oil Spill") due to reduced tourism levels in some of our markets. British Petroleum set up a fund, which is administered by a third party administrator, to indemnify entities affected by the BP Oil Spill. During 2010, we received $0.2 million in emergency payment claims for lost profits, which was recorded as a reduction of other operating expenses in our consolidated statements of operations.

Note 8—Income Taxes

        All of our operations are domestic. Income tax expense (benefit) consisted of the following (in thousands):

	2012	2011	2010
Current income tax
Federal	$1,973	$286	$620
State	1,790	1,069	836

	3,763	1,355	1,456

Deferred income tax
Federal	(1,542)	(4,793)	—
State	(470)	147	—

	(2,012)	(4,646)	—

Total income tax expense (benefit)	$1,751	$(3,291)	$1,456

        At December 31, 2012, we had federal income tax credit carryforwards of approximately $8.1 million, comprised primarily of the credit for FICA and Medicare taxes paid on reported employee tip income. We also have Alternative Minimum Tax ("AMT") credits of approximately $0.3 million and a Texas margin tax credit of approximately $0.1 million. The FICA credit will begin to expire in 2029 if unused prior to that time, while the AMT credit may be carried forward indefinitely. The Texas margin tax credit will expire in 2028 if unused prior to that time.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 8—Income Taxes (Continued)

        A reconciliation between the amount of income tax expense (benefit) determined by applying the applicable U.S. statutory income tax rate to income before income taxes (loss) is as follows (in thousands):

	2012	2011	2010
Tax expense at the federal statutory income tax rate	$3,663	$2,982	$3,905
Permanent differences	17	28	6
State income taxes, net of federal impact	546	698	630
Tax credit carryforwards	(2,633)	(2,384)	(1,922)
Change in valuation allowance	—	(4,659)	(1,237)
Other	158	44	74

Total income tax expense (benefit)	$1,751	$(3,291)	$1,456

Effective income tax rate	16.7%	(37.5)%	13.0%

        In December 2011, we released the valuation allowance based on consistent historical earnings and our projections of future performance, which support the conclusion that we will fully utilize the credit carryforwards.

        The components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2012	January 2, 2012
Deferred tax assets—current
Accrued insurance	$1,073	$1,277
Accrued expenses	709	330

	1,782	1,607
Deferred tax liability—current
Prepaid expenses	(167)	(702)

Net deferred tax asset—current	$1,615	$905

Deferred tax assets—non-current
Credit carryforwards	$8,493	$10,274
Deferred rent	2,092	—
Intangibles	1,155	978
Stock-based compensation	225	—
State net operating loss carryforwards	186	145
Inventories	112	92
Other	428	365

	12,691	11,854
Deferred tax liabilities—non-current
Property and equipment	(7,648)	(8,113)

Net deferred tax asset—non-current	$5,043	$3,741

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 8—Income Taxes (Continued)

        We file income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. We are subject to U.S. federal income tax examinations by tax authorities for the fiscal year ended January 3, 2011 and forward. We are also subject to various state income tax examinations by state tax authorities for the fiscal year ended December 31, 2007 and forward. We did not have any tax examinations during fiscal year 2012, and we have no other income tax audits either open or scheduled at this time.

        The following table shows the changes in the amount of our uncertain tax positions (exclusive of the effect of interest and penalties) (in thousands):

	2012	2011	2010
Balance at beginning of year	$744	$630	$535
Additions for tax positions of the current year	152	116	100
Reductions for tax positions of prior years	(10)	(2)	(5)

Balance at end of year	$886	$744	$630

        The full balance of approximately $886 thousand, if challenged by taxing authorities and not sustained, would affect the annual effective rate, net of any federal tax benefits. We do not expect any changes that will significantly impact our uncertain tax positions within the next twelve months.

        We accrue interest and penalties related to our uncertain tax positions as a component of income tax expense. During the years ended December 31, 2012, January 2, 2012, and January 3, 2011, we recognized approximately $85 thousand, $63 thousand and $41 thousand of interest and penalties, respectively. We had approximately $212 thousand and $128 thousand accrued for interest and penalties as of December 31, 2012 and January 2, 2012, respectively.

Note 9—Commitments and Contingencies

        In the course of business affairs and operations, we are subject to possible loss contingencies arising from third-party litigation and federal, state, and local environmental, health, and safety laws and regulations.

Minimum Lease Commitments

        We lease our restaurants, office facilities, and certain equipment under operating lease agreements with remaining terms ranging from 1 to 25 years. The future minimum rental commitments under these noncancelable operating leases are as follows (in thousands):

Fiscal Year	Amount
2013	$26,157
2014	26,385
2015	25,609
2016	24,496
2017	24,239
Thereafter	154,765

$281,651

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 9—Commitments and Contingencies (Continued)

The above amounts do not include property taxes, insurance, and normal maintenance that we are required to pay. Rental expense relating to operating leases amounted to approximately $30.8 million, $27.1 million, and $24.5 million for 2012, 2011 and 2010, respectively. A number of our leases also provide for contingent rentals based on a percentage of sales above a specified minimum. Total contingent rentals, included in rent expense, amounted to approximately $2.3 million, $1.7 million, and $1.2 million for 2012, 2011 and 2010, respectively.

Litigation

        We are a defendant or otherwise involved in a number of lawsuits in the ordinary course of business. When the potential liability can be estimated and the loss is considered probable, we record the estimated loss. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from our estimates. We believe that the ultimate exposure with respect to these pending lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

        On July 18, 2012, we announced our intention to restate our financial statements for the years ended December 28, 2009, January 3, 2011 and January 2, 2012 and the related interim periods. On July 20, 2012, a putative class action complaint was filed in the U.S. District Court for the Southern District of Texas against us, certain of our current directors and officers and the underwriters in the IPO. The plaintiffs allege that all the defendants violated Section 11 of the Securities Act of 1933 (the "Securities Act") and certain of our directors and officers have control person liability under Section 15 of the Securities Act, based on allegations that in light of the July 18, 2012 restatement announcement, our IPO registration statement and prospectus contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. Plaintiffs seek unspecified compensatory damages and attorneys' fees and costs.

        We believe this lawsuit is without merit, and we are vigorously defending the lawsuit. However, we are unable to predict the outcome of this case and any future related cases.

        We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters.

Note 10—Stock-Based Compensation

        In May 2012, our stockholders approved the adoption of our 2012 Omnibus Incentive Plan ("2012 Plan"). Under the 2012 Plan, we are authorized to grant stock-based awards in the form of stock options, restricted stock, restricted stock units, stock appreciation rights ("SARs"), and other stock-based awards. The maximum number of common shares reserved for the grant of awards under the 2012 Plan is 1,980,074, subject to adjustment as provided by the 2012 Plan. Other specific terms for awards granted under the 2012 Plan shall be determined by our board of directors (or a committee of its members). As of December 31, 2012, 1,454,785 shares were available for future grants under the 2012 Plan.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 10—Stock-Based Compensation (Continued)

        The following table summarizes the stock-based compensation expense recorded in the last three fiscal years (in thousands):

	2012	2011	2010
Stock-based compensation expense	$628	$36	$45
Related tax benefit	(220)	—	—

	$408	$36	$45

        As of December 31, 2012, we had unrecognized stock-based compensation expense of approximately $2.3 million related to stock-based compensation awards granted. That cost is expected to be recognized over a weighted average period of 3.4 years.

Stock Appreciation Rights

        Stock appreciation rights granted under the 2012 Plan generally vest over four years from the date of grant with 25% vesting each year following the date of grant. SARs may not have a term exceeding ten years from the date of grant. The weighted average grant date fair value of SARs granted during the fiscal year ended December 31, 2012 was $6.62.

        Below is a summary of SARs activity during the fiscal year ended December 31, 2012:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 2, 2012	—
Granted	529,000	$14.00
Forfeited	(20,000)	$14.39

Outstanding at December 31, 2012	509,000	$13.98	9.4	$—

        No SARs have been exercised or vested during the fiscal year ended December 31, 2012, and no awards are exercisable at December 31, 2012.

Restricted Stock

        Restricted stock, which converts one for one at the end of the vesting period, has been granted to certain employees and independent directors. Restricted stock generally vests after one year from the date of grant.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 10—Stock-Based Compensation (Continued)

        The following table summarizes restricted stock activity for the fiscal year ended December 31, 2012:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at January 2, 2012	—
Granted	23,714	$13.92
Vested	(10,714)	$14.00
Forfeited	(4,000)	$14.00

Nonvested at December 31, 2012	9,000	$13.78

        The aggregate fair value of restricted stock that vested during the fiscal year ended December 31, 2012 was $0.15 million. The payment of the employees' income tax liability for the restricted stock that vested during the fiscal year ended December 31, 2012 was satisfied by withholding shares with a fair value equal to the tax liability, which amounted to approximately $48 thousand, or 3,425 shares.

Unit Grants

        Prior to the IPO, certain key members of the executive management team and certain members of the Board of Directors were granted common units of equity in JCS Holdings, LLC, Ignite's former parent company, in conjunction with the Third Amended and Restated Limited Liability Company Operating Agreement (the "LLC Agreement") under a Unit Grant Agreement. One-half of each recipient's non-vested common unit award generally step vests for a period of five years, while the other half vests based on time and our performance, except for a certain executive grant that cliff vests after five years, and converts one common unit to one common share upon vesting. Performance conditions include pre-established annual and/or cumulative EBITDA thresholds, as defined in each employee's unit agreement. No further grants will be issued under the Unit Grant Agreement.

        The following table summarizes the activity of the common unit grants for the year ended December 31, 2012:

Management Share Units	Number of Units	Weighted Average Grant Date Fair Value
Unvested at January 2, 2012	216,745	$0.69
Vested	(74,730)	$0.16
Forfeited	(15,811)	$1.59

Unvested at December 31, 2012	126,204	$0.89

        Since the former parent company's membership interest had no active market, we estimated the fair value of each common unit for units granted on the date of grant based on a variety of considerations and assumptions, including but not limited to a third-party valuation, which utilized the market and income approaches with an appropriate discount factor for the common unit's lack of marketability. No units were granted in fiscal years 2012, 2011 or 2010. The aggregate intrinsic value of

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 10—Stock-Based Compensation (Continued)

common units that vested was approximately $1.0 million, $0.5 million and $0.5 million during fiscal years 2012, 2011 and 2010, respectively. The intrinsic value amounts for fiscal year 2011 and 2010 were based on the estimated fair value per unit from the last time units were granted in 2009, while the intrinsic value amount for 2012 is based on the stock price of our common shares at the time of vesting.

Note 11—Related Parties

        In the ordinary course of business, we transact with certain related parties. During 2012, 2011 and 2010, we were billed approximately $0.4 million, $1.1 million and $1.1 million in management fees and out-of-pocket expenses by our ultimate parent. These expenses are included in general and administrative expenses in our consolidated statements of operations. After the completion of our IPO, we terminated our management agreement with our ultimate parent and paid a $1.0 million fee in connection with the termination.

Note 12—Supplemental Disclosure of Cash Flow Information

        The following table sets forth certain cash and non-cash activities as follows (in thousands):

	2012	2011	2010
Cash paid for interest (net of capitalized interest)	$6,198	$5,491	$3,077
Cash paid for income tax	$3,828	$2,877	$307
Supplemental noncash investing and financing activities
Increase (decrease) in unpaid liabilities for property and equipment	$(495)	$(1,140)	$3,898
Decrease in value of interest rate swap	$—	$(493)	$(222)

Note 13—Subsequent Event

        On February 6, 2013, we entered into an agreement to acquire all of the issued and outstanding equity interest of Mac Parent LLC, which, with its subsidiaries, operates and franchises the right to operate Romano's Macaroni Grill restaurants, for approximately $55.0 million in an all-cash transaction from private equity firm Golden Gate Capital, management and other investors. The acquisition will be funded through a $50.0 million term loan addition to our existing credit facility. We plan to close the acquisition late in the second quarter of fiscal year 2013.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 14—Quarterly Financial Information (Unaudited)

        The following table summarizes unaudited quarterly data for 2012 and 2011 (in thousands, except per share data):

	Fiscal Year 2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$103,430	$119,886	$129,137	$112,603
Net income (loss)(1)	$1,885	$5,486	$8,925	$(7,582)
Net income (loss) per share
Basic and diluted	$0.10	$0.25	$0.35	$(0.30)

	Fiscal Year 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$87,431	$103,188	$113,233	$101,391
Net income (loss)(2)	$544	$4,294	$8,232	$(1,007)
Net income (loss) per share
Basic and diluted	$0.03	$0.22	$0.43	$(0.05)

(1)
Full year 2012 net income includes $3.3 million in debt issuance cost write-offs ($1.1 million in the second quarter and $2.2 million in the fourth quarter); $1.9 million of IPO-related costs in the second quarter; and $1.9 million of restatement costs and expenses ($1.1 million in the third quarter and $0.8 million in the fourth quarter).

(2)
Full year 2011 net income includes $1.4 million of debt issuance cost write-off in the first quarter, $4.7 million in reversal of deferred tax asset valuation allowance ($0.1 million in the first quarter, $1.0 million in the second quarter, $1.4 million in the third quarter and $2.2 million in the fourth quarter) and $0.4 million in hedge termination cost in the first quarter.

IGNITE RESTAURANT GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	April 1, 2013	December 31, 2012
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$7,824	$6,929
Accounts receivable	7,286	6,285
Inventories	5,701	4,841
Other current assets	7,163	6,240

Total current assets	27,974	24,295
Property and equipment, net	170,581	165,746
Trademarks, net	1,644	1,755
Other assets	9,732	9,642

Total assets	$209,931	$201,438

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$17,148	$14,083
Accrued liabilities	25,332	23,068

Total current liabilities	42,480	37,151
Long-term debt obligations	45,000	45,000
Deferred rent	12,470	11,744
Other long-term liabilities	1,364	1,326

Total liabilities	101,314	95,221

Commitments and contingencies
Stockholders' equity
Preferred stock, $0.01 par value per share, 100,000 shares authorized; zero shares issued and outstanding	—	—
Common stock, $0.01 par value per share, 500,000 shares authorized; 25,641 and 25,633 shares issued and outstanding, respectively	256	256
Additional paid-in capital	85,943	85,728
Accumulated earnings	22,418	20,233

Total stockholders' equity	108,617	106,217

Total liabilities and stockholders' equity	$209,931	$201,438

See accompanying notes to condensed consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except earnings per share)

(Unaudited)

	Thirteen Weeks Ended April 1, 2013	Twelve Weeks Ended March 26, 2012
Revenues	$118,240	$103,430
Costs and expenses
Restaurant operating costs and expenses
Cost of sales	36,321	32,915
Labor expenses	31,907	28,047
Occupancy expenses	8,554	7,532
Other operating expenses	21,804	18,568
General and administrative	10,291	6,223
Depreciation and amortization	4,813	3,949
Pre-opening costs	1,091	1,528
Restaurant impairments and closures	17	49
Loss on disposal of property and equipment	195	89

Total costs and expenses	114,993	98,900

Income from operations	3,247	4,530
Interest expense, net	(395)	(1,997)
Gain on insurance settlements	300	—

Income before income taxes	3,152	2,533
Income tax expense	967	648

Net income	$2,185	$1,885

Basic and diluted net income per share data:
Net income per share
Basic and diluted	$0.09	$0.10
Weighted average shares outstanding
Basic	25,624	19,178
Diluted	25,630	19,178

See accompanying notes to condensed consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Thirteen Weeks Ended April 1, 2013	Twelve Weeks Ended March 26, 2012
Cash flows from operating activities
Net income	$2,185	$1,885
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,813	3,949
Amortization of debt issuance costs	74	233
Stock-based compensation	215	9
Deferred income tax	390	13
Gain on insurance related to property and equipment	(300)	—
Non-cash loss on disposal of property and equipment	168	89
Decrease (increase) in operating assets:
Accounts receivable	(1,001)	(242)
Inventory	(860)	(1,072)
Other operating assets	276	(136)
Increase in operating liabilities:
Accounts payable and accrued liabilities	3,550	4,454
Other operating liabilities	763	1,109

Net cash provided by operating activities	10,273	10,291

Cash flows from investing activities
Purchases of property and equipment	(8,947)	(6,648)
Proceeds from property insurance claims	300	1,124
Proceeds from disposal of property and equipment	1	1
Purchases of liquor licenses	(625)	—

Net cash used in investing activities	(9,271)	(5,523)

Cash flows from financing activities
Borrowings on revolving credit facility	—	5,500
Payments on revolving credit facility	—	(5,500)
Payments on long-term debt	—	(750)
Payments on capital leases	—	(7)
Debt issuance costs paid	(107)	—

Net cash used in financing activities	(107)	(757)

Net increase in cash and cash equivalents	895	4,011
Cash and cash equivalents at beginning of period	6,929	3,725

Cash and cash equivalents at end of period	$7,824	$7,736

See accompanying notes to condensed consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1—Basis of Presentation

        As of April 1, 2013, Ignite Restaurant Group, Inc. (referred to herein as the "Company," "Ignite," "we," "us" or "our") owned and operated two full service, casual dining restaurant brands under the names Joe's Crab Shack and Brick House Tavern + Tap. As of April 1, 2013, we owned and operated 131 Joe's Crab Shack restaurants and 15 Brick House Tavern + Tap restaurants in 33 states within the United States.

        On April 9, 2013, we completed our acquisition of all of the issued and outstanding equity interest of Mac Parent LLC ("Mac Grill"), which, with its subsidiaries, operates and franchises the right to operate Romano's Macaroni Grill restaurants. See Note 8.

        J.H. Whitney VI, L.P., an affiliate of J.H. Whitney Capital Partners, LLC, currently owns approximately 68% of our total outstanding common stock.

        We prepared the accompanying unaudited condensed consolidated financial statements in accordance with Rule 10-01 of Regulation S-X, and hence, the financial statements do not contain certain information included in our annual financial statements and notes thereto. We have made adjustments that are, in our opinion, necessary for the fair presentation of the results of the interim periods presented. The results of operations for such interim periods are not necessarily indicative of the results of operations for a full year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission ("SEC") on March 20, 2013.

Principles of Consolidation

        The accompanying unaudited condensed consolidated financial statements include the accounts of Ignite and its wholly-owned subsidiaries as of April 1, 2013. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

        Our fiscal year ends on the Monday nearest to December 31 of each year. Prior to fiscal year 2013, the first three quarters of our fiscal year consisted of 12 weeks and our fourth quarter consisted of 16 weeks for 52-week fiscal years and 17 weeks for 53-week fiscal years. Commencing in fiscal year 2013, we changed our quarterly accounting periods to be comprised of four equal 13-week periods, except for 53-week fiscal years for which the fourth quarter will be comprised of 14 weeks. See Note 2.

Recent Accounting Pronouncement

        In July 2012, the Financial Accounting Standards Board issued Accounting Standards Update No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which allows an entity the option to first assess qualitatively whether it is more likely than not that the indefinite-lived intangible asset is impaired, thus necessitating a quantitative impairment test. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless it determines that it is more likely than not that the asset is impaired. This update is effective for annual and interim impairment tests performed for fiscal years

IGNITE RESTAURANT GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Note 1—Basis of Presentation (Continued)

beginning after September 15, 2012. Our adoption of this update effective January 1, 2013 did not have a significant impact on our consolidated financial statements.

Note 2—Change in Quarterly Accounting Periods

        In the first quarter of fiscal year 2013, we changed our quarterly accounting periods from 12 weeks for the first three quarters and 16 weeks for the fourth quarter to all 13-week quarters, except for 53-week fiscal years where the fourth quarter changes from 17 weeks to 14 weeks. We believe that a reporting basis comprised of four equal 13-week quarters is a more typical reporting format comparable to most companies in the casual and family dining segment of the restaurant industry, and is easier to understand for our investors.

        In addition, Mac Grill uses the four equal 13-week quarterly reporting periods. We believe that the Mac Grill quarterly reporting periods are more appropriate for the post-acquisition consolidated entity. The financial results for the quarter ended March 26, 2012 are reflected on a 12-week period basis because it was impracticable to recast on a 13-week period basis. The only financial information that we were able to recast on a 13-week basis for the first quarter of 2012 was revenues. If we used our revised quarterly reporting period in the prior year, revenues would have been $113.1 million during the thirteen weeks ended April 2, 2012.

Note 3—Debt Obligations

        On October 29, 2012, we entered into a new $100.0 million five-year senior secured revolving credit facility ("Revolving Credit Facility"), which includes a letter of credit sub-facility of up to $10.0 million and a swing line sub-facility of up to $15.0 million, with a syndicate of commercial banks and other financial institutions.

        The interest rate for borrowings under the Revolving Credit Facility is equal to, at our option, either (a) LIBOR plus a margin of 2.00%, or (b) the Base Rate (as defined in the agreement) plus a margin of 1.00%. The applicable margins are subject to adjustment based on our leverage ratio as determined on a quarterly basis. In addition, we are required to pay a commitment fee on the unused portion of the Revolving Credit Facility. The commitment fee rate is 0.30% per annum, and is subject to adjustment thereafter on a quarterly basis based on our leverage ratio.

        The Revolving Credit Facility is guaranteed by each of our subsidiaries and secured by substantially all of our present and future assets and a lien on the capital stock or other equity interests of our direct and indirect subsidiaries. The Revolving Credit Facility contains financial covenants including a leverage ratio and a minimum fixed charge coverage ratio, as described in the agreement. The facility also contains other covenants which, among other things limit our ability to incur additional indebtedness, create liens on our assets, make certain investments, guarantees or loans, merge, consolidate or otherwise dispose of assets other than in the ordinary course of business, make acquisitions, and pay dividends or make other restricted payments. We are in compliance with these financial covenants as of April 1, 2013.

        Our debt obligations consist of $45.0 million outstanding under the Revolving Credit Facility as of April 1, 2013 and December 31, 2012. The weighted average interest rate on the Revolving Credit Facility at April 1, 2013 was 2.31%. As of April 1, 2013, we had outstanding letters of credit of

IGNITE RESTAURANT GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Note 3—Debt Obligations (Continued)

approximately $2.8 million and available borrowing capacity of approximately $52.2 million under the Revolving Credit Facility.

        The carrying value of our long-term debt approximates fair value. The estimate of the fair value of our debt is based on observable market information from a third party pricing source, which is classified as a level 2 input within the fair value hierarchy.

        On April 9, 2013, we entered into an amendment to our Revolving Credit Facility to finance our acquisition of Mac Grill. See Note 8.

Note 4—Stock-Based Compensation

        During the thirteen weeks ended April 1, 2013, the board of directors granted 67 thousand stock appreciation rights ("SARs") and 8 thousand shares of restricted stock, with a weighted average grant date fair value of $6.24 and $14.07 per share, respectively.

        The following table provides the significant weighted average assumptions used to determine the fair value of SARs on the grant date using the Black-Scholes option-pricing model for awards granted during the thirteen weeks ended April 1, 2013:

Expected term	6.3 years
Expected volatility	47.1%
Dividend yield	0.0%
Risk-free interest rate	1.2%

        Since we do not have historical exercise experience on SARs, we used the simplified method of estimating expected term. As a newly public company, we estimated expected volatility using the volatility of a peer group over a recent historical period equal to the same expected term of the award. The expected dividend yield is based on our history of not paying regular dividends in the past and our current intention to not pay regular dividends in the foreseeable future. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant using the term equal to our expected term. Restricted stock is valued using the closing stock price of the business day prior to the grant date.

Note 5—Net Income per Share

        Basic net income per share is computed using the weighted average number of common shares outstanding during the period, while diluted net income per share is computed using the weighted average number of common shares outstanding plus all potentially dilutive common share equivalents

IGNITE RESTAURANT GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Note 5—Net Income per Share (Continued)

outstanding during the period. The following table summarizes the components to determine the numerator and denominators of basic and diluted net income per share (in thousands):

	Thirteen Weeks Ended April 1, 2013	Twelve Weeks Ended March 26, 2012
Numerator:
Net income	$2,185	$1,885

Denominator:
Basic weighted average shares outstanding	25,624	19,178
Effect of dilutive securities	6	—

Diluted weighted average shares outstanding	25,630	19,178

        The effect of dilutive securities above relates to 17 thousand shares of restricted stock outstanding as of April 1, 2013. For the thirteen weeks ended April 1, 2013, we excluded 530 thousand SARs from the computation of diluted net income per share because their effect was anti-dilutive.

Note 6—Contingencies

        We are a defendant or otherwise involved in a number of lawsuits in the ordinary course of business, including personal injury claims, contract claims, claims alleging violation of federal and state law regarding workplace and employment matters, discrimination and similar matters. When the potential liability can be estimated and the loss is considered probable, we record the estimated loss. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from our estimates. We believe that the ultimate exposure with respect to these pending lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

        On July 18, 2012, we announced our intention to restate our financial statements for the years ended December 28, 2009, January 3, 2011 and January 2, 2012 and the related interim periods. On July 20, 2012, a putative class action complaint was filed in the U.S. District Court for the Southern District of Texas against us, certain of our current directors and officers and the underwriters in the initial public offering ("IPO"). The plaintiffs allege that all the defendants violated Section 11 of the Securities Act of 1933 (the "Securities Act") and certain of our directors and officers have control person liability under Section 15 of the Securities Act, based on allegations that in light of the July 18, 2012 restatement announcement, our IPO registration statement and prospectus contained untrue statements of material facts, omitted to state other facts necessary to make the statements made therein not misleading, and omitted to state material facts required to be stated therein. The plaintiffs seek unspecified compensatory damages and attorneys' fees.

        We believe this lawsuit is without merit. We have filed a motion to dismiss the case and will continue to vigorously defend the lawsuit. However, we are unable to predict the outcome of this case and any future related cases.

IGNITE RESTAURANT GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Note 7—Income Taxes

        Our effective tax rate is generally less than the combined federal and state statutory rate primarily due to the tax benefit of FICA tax credits for employee reported tip income. The effective tax rate for the thirteen weeks and twelve weeks ended April 1, 2013 and March 26, 2012 was 30.7% and 25.6%, respectively. The increase in the effective tax rate is primarily due to a lower benefit from the FICA tax credit in the thirteen weeks ended April 1, 2013 and certain nondeductible Mac Grill transaction costs.

Note 8—Subsequent Event

        On April 9, 2013, we completed our acquisition of all of the issued and outstanding equity interest of Mac Grill, which, with its subsidiaries, operates and franchises the right to operate Romano's Macaroni Grill restaurants, for an aggregate purchase price of approximately $54.1 million in an all-cash transaction, which reflects estimated working capital and other pre-closing adjustments, from private equity firm Golden Gate Capital, management and other investors. The final purchase price remains subject to additional working capital and post-closing adjustments. The acquisition includes 186 company-owned and twelve franchised restaurants across 36 states and Puerto Rico as well as twelve additional franchised units throughout nine foreign countries. This acquisition expands our presence in the polished casual restaurant space. We believe Mac Grill is an exceptional brand, with a high quality real estate portfolio which provides us with growth and asset optimization opportunities.

        We have not completed our valuation analysis and calculations in sufficient detail necessary to arrive at the fair value of assets acquired and liabilities assumed from Mac Grill, along with the determination of any goodwill or gain on the transaction.

        To finance the acquisition, on April 9, 2013, we entered into an amendment to our Revolving Credit Facility ("New Revolving Credit Facility") and added a $50.0 million term loan facility (collectively, the "New Credit Facility"). The initial interest rate for borrowings under the New Credit Facility will be at the London Interbank Offered Rate ("LIBOR") plus a margin of 3.5%, or the base rate (as defined in the agreement) plus a margin of 2.5%, as we may elect. Thereafter, the applicable margins are subject to adjustment based on our maximum leverage ratio (as defined in the agreement), as determined on a quarterly basis, with the margins ranging from 1.25% to 4.25% on LIBOR-based loans, and from 0.25% to 3.25% on base rate-based loans. In addition, we are required to pay commitment fees on the unused portion of the New Revolving Credit Facility. The commitment fee rate is 0.50% per annum, and is subject to adjustment thereafter on a quarterly basis based on our leverage ratio. The principal amount of the term loan is payable in consecutive quarterly installments, commencing on September 30, 2013, with the balance thereof payable in full on the fifth anniversary of the closing date. Total payments of $1.3 million, $3.1 million, $3.8 million, $4.4 million and $5.0 million are due during fiscal 2013, 2014, 2015, 2016 and 2017, respectively, with the balance of $32.4 million due in 2018. The New Revolving Credit Facility will mature and all amounts outstanding thereunder will be due and payable on the fifth anniversary of the closing date. Similar to the prior senior secured credit facility, the New Credit Facility contains financial covenants including a leverage ratio and a minimum fixed charge coverage ratio, as described in the agreement. The New Credit Facility also contains other covenants which, among other things, limit our ability to incur additional indebtedness, create liens on our assets, make certain investments, guarantees or loans, merge, consolidate or otherwise dispose of assets other than in the ordinary course of business, make acquisitions, and pay dividends or make other restricted payments.

Report of Independent Auditors

To the Board of Directors of
Romano's Macaroni Grill:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in net assets (liabilities) and cash flows present fairly, in all material respects, the financial position of Romano's Macaroni Grill (the "Business") at June 27, 2012 and June 29, 2011, and the results of their operations and their cash flows for the years ended June 27, 2012, June 29, 2011 and June 30, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Business's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Dallas, Texas
June 25, 2013

Romano's Macaroni Grill

Consolidated Balance Sheets

June 27, 2012 and June 29, 2011

(in thousands)

	2012	2011
Assets
Current assets
Cash and cash equivalents	$7,105	$20,210
Restricted cash	2,511	3,050
Accounts receivable, net of reserve of $131 and $131	5,186	3,567
Inventory	3,646	2,740
Prepaid insurance	1,729	2,228
Prepaid rent	228	2,197
Deferred tax asset	—	932
Other current assets	2,159	1,959

Total current assets	22,564	36,883

Property and equipment
Buildings and leasehold improvements	14,333	8,381
Furniture and equipment	19,911	15,357

	34,244	23,738
Less: Accumulated depreciation	(11,595)	(5,690)

	22,649	18,048
Intangible assets	8,510	8,662
Deferred tax asset	2,197	1,937
Deposits and other	740	905

Total assets	$56,660	$66,435

Liabilities and Net Assets
Current liabilities
Accounts payable	$13,529	$11,299
Accrued wages	6,003	6,701
Accrued liabilities	18,489	27,440
Deferred tax liability	544	—

Total current liabilities	38,565	45,440

Unfavorable lease liability	1,518	2,043
Deferred rent	13,538	9,827

Total liabilities	53,621	57,310
Net assets	3,039	9,125

Total liabilities and net assets	$56,660	$66,435

The accompanying notes are an integral part of these consolidated financial statements.

Romano's Macaroni Grill

Consolidated Statements of Operations

Years Ended June 27, 2012, June 29, 2011 and June 30, 2010

(in thousands)

	2012	2011	2010
Revenue
Restaurant sales	$389,941	$431,573	$518,618
Royalties	5,502	6,091	5,734

Total revenue	395,443	437,664	524,352

Cost and expenses
Restaurant operating costs
Cost of sales	106,251	115,875	149,450
Labor	129,978	139,485	194,784
Rent expense	30,406	30,769	30,624
Other operating costs	108,577	92,100	140,436
General and administrative	22,372	32,665	18,495
Advisory fees, net	1,406	1,418	51
Depreciation and amortization	5,530	3,959	1,593

Total costs and expenses	404,520	416,271	535,433

Operating income (loss)	(9,077)	21,393	(11,081)
Interest expense, net	(6)	(19)	(64)
Gain (loss) on insurance	3,807	2,316	(102)

Income (loss) before income taxes	(5,276)	23,690	(11,247)
Income tax expense	1,048	1,501	651

Net income (loss)	$(6,324)	$22,189	$(11,898)

The accompanying notes are an integral part of these consolidated financial statements.

Romano's Macaroni Grill

Consolidated Statements of Changes in Net Assets (Liabilities)

Years Ended June 27, 2012, June 29, 2011 and June 30, 2010

(in thousands)

Balance at June 24, 2009	$(958)
Stock-based compensation	8
Net loss	(11,898)

Balance at June 30, 2010	(12,848)
Stock-based compensation	77
Distributions	(293)
Net income	22,189

Balance at June 29, 2011	9,125
Stock-based compensation	238
Net loss	(6,324)

Balance at June 27, 2012	$3,039

The accompanying notes are an integral part of these consolidated financial statements.

Romano's Macaroni Grill

Consolidated Statements of Cash Flows

Years Ended June 27, 2012, June 29, 2011 and June 30, 2010

(in thousands)

	2012	2011	2010
Cash flows from operating activities
Net income (loss)	$(6,324)	$22,189	$(11,898)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Insurance proceeds for property and equipment damages	(1,432)	(1,376)	—
Depreciation and amortization	5,530	3,959	1,593
Loss on disposal of assets	132	271	264
Impairment charges	575	128	—
Stock-based compensation	238	77	8
Deferred income taxes	1,216	(2,684)	—
Changes in assets and liabilities
Accounts receivable	(1,619)	809	29
Inventories	(906)	494	828
Prepaid expenses and other	2,268	(3,452)	2,736
Deposits and other	(360)	(239)	(19)
Accounts payable	2,232	(12,849)	3,140
Accrued liabilities	(9,651)	1,819	5,549
Deferred rent liability	3,711	4,082	2,920

Net cash provided by (used in) operating activities	(4,390)	13,228	5,150

Cash flows from investing activities
Payments for property and equipment	(10,686)	(7,703)	(6,573)
Insurance proceeds for property and equipment damages	1,432	1,376	—
Decrease (increase) in restricted cash	539	1,000	(1,750)

Net cash used in investing activities	(8,715)	(5,327)	(8,323)

Cash flows from financing activities
Distributions	—	(478)	—

Net cash used in financing activities		(478)	—

Net change in cash and cash equivalents	(13,105)	7,423	(3,173)
Cash and cash equivalents
Beginning of year	20,210	12,787	15,960

End of year	$7,105	$20,210	$12,787

Supplemental cash flow information:
Income taxes paid	$3,733	$806	$382

The accompanying notes are an integral part of these consolidated financial statements.

Romano's Macaroni Grill

Notes to Consolidated Financial Statements

June 27, 2012, June 29, 2011 and June 30, 2010

1. Summary of Significant Accounting Policies

Nature of Operations

        Romano's Macaroni Grill (the "Business") owns, operates and franchises a full service, casual dining restaurant brand under the name Romano's Macaroni Grill. The restaurant operations are included in Mac Parent LLC ("Mac Parent"), a Delaware limited liability company, and its wholly owned subsidiaries. At June 27, 2012, it operated 182 company-owned restaurants in the United States and franchised 34 restaurants.

        On April 9, 2013, the Business was sold by Golden Gate Capital, management and other investors to Ignite Restaurant Group, Inc. ("Ignite") for $60.8 million in an all-cash transaction. The transaction was organized such that Ignite purchased approximately 83% of Mac Parent by acquiring the stock of two holding entities ("Holding Entities") formerly owned by Golden Gate Capital and management. The remaining approximately 17% of the partnership interest of Mac Parent was purchased directly from other investors.

Basis of Presentation

        The financial statements of the Business include the accounts of the consolidated operations of Mac Parent and its subsidiaries, as well as 100% of the tax attributes of the Business. The tax attributes attributable to the 17% interest held by other investors were not acquired by Ignite; management has determined that this portion of the Business's tax attributes are not material to these consolidated financial statements. All intercompany accounts and transactions have been eliminated in this presentation.

        The Business has adopted a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal year 2012 which ended on June 27, 2012 contained 52 weeks. Fiscal year 2011 which ended on June 29, 2011 contained 52 weeks. Fiscal year 2010 which ended on June 30, 2010 contained 53 weeks.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues, costs and expenses during the reporting period. Actual results could differ significantly from those estimates.

Revenue Recognition

        The Business records revenue from the sale of food, beverages and alcohol as products are sold. Royalties from franchisees, which are a percentage of net sales of franchised restaurants, are recorded as income when the franchisee completes sales. Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as income when the gift card is redeemed by the holder.

Romano's Macaroni Grill

Notes to Consolidated Financial Statements (Continued)

June 27, 2012, June 29, 2011 and June 30, 2010

1. Summary of Significant Accounting Policies (Continued)

Cash and cash equivalents

        The Business considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

        The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates their fair value due to their short-term maturities.

        In the normal course of business, the Business maintains bank balances in excess of federally insured limits. The Business has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

        The Business is required by insurers to provide collateral for the self-insured portion of workers' compensation and liability claims, and by a landlord as security for lease obligations. The collateral requirements were satisfied by issuing cash secured letters of credit. Total pledged collateral was $2.5 million, and $3.1 million as of June 27, 2012 and June 29, 2011, respectively. These cash balances have been classified as restricted in the consolidated balance sheet.

Accounts Receivable

        Accounts receivable which principally includes receivables from credit card processors and amounts due from franchisees, net of the allowance for doubtful accounts, represents their estimated net realizable value. Provisions for doubtful accounts are recorded based on management's judgment regarding the ability to collect as well as the age of the receivables. Accounts receivable are written off when they are determined to be uncollectible. Accounts receivable also includes insurance receivables of $0 and $723 thousand as of June 27, 2012 and June 29, 2011, respectively.

Inventories

        Inventories, which consist of food, beverages, and supplies, are stated at the lower of cost (weighted average cost method) or market.

Property and Equipment

        Property and equipment is stated at cost. Buildings and leasehold improvements are depreciated using the straight-line method over the lesser of the life of the lease, including renewal options, or the estimated useful lives of the assets, which range from 5 to 20 years. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. The Business expensed $5.4 million, $3.8 million and $1.4 million of depreciation for the years ended June 27, 2012, June 29, 2011 and June 30, 2010, respectively. Routine repair and maintenance costs are expensed when incurred. Major replacements and improvements are capitalized.

Intangible Assets

        Indefinite-lived intangible assets are not amortized, but tested for impairment annually or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The indefinite-lived intangible assets include the value assigned to acquire the Macaroni Grill trade names and trademarks as well as liquor licenses (see Note 2).

Romano's Macaroni Grill

Notes to Consolidated Financial Statements (Continued)

June 27, 2012, June 29, 2011 and June 30, 2010

1. Summary of Significant Accounting Policies (Continued)

        Definite-lived intangible assets include the value of franchise agreements, which are included in intangible assets in the consolidated balance sheet (see Note 2). Franchise agreements are amortized on a straight-line basis over 15 years.

Impairment of Definite-Lived Assets

        The Business evaluates property and equipment and definite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows for the asset to the carrying amount of the asset. If an impairment exists, an impairment loss would be recognized to the extent that the carrying value exceeds fair value. The Business recorded impairment losses of $575 thousand, $128 thousand and $0 for the years ended June 27, 2012, June 29, 2011 and June 30, 2010, respectively. The impairments principally relate to underperforming restaurant locations.

Operating Leases

        Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty such that the renewal appears reasonably assured. Rent expense also includes the amortization of favorable and unfavorable leases recorded upon Golden Gate's acquisition of the Business. The net amount of favorable and unfavorable lease amortization was a reduction to rent expense of $413 thousand, $469 thousand and $429 thousand for the years ended June 27, 2012, June 29, 2011 and June 30, 2010, respectively.

        Contingent rents are generally amounts due as a result of sales in excess of amounts stipulated in certain restaurant leases and are included in other operating costs as they are incurred.

Advertising

        Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred. Advertising costs were approximately $21.9 million, $1.9 million and $28.5 million for the years ended June 27, 2012, June 29, 2011 and June 30, 2010, respectively, and are included in other operating costs in the consolidated statement of income.

Loyalty Program

        The Business began participation in fiscal 2012 in loyalty programs administered by a third party that provide their members awards such as airline miles when they use their credit cards at participating merchants such as the Business. The objective of the program is to increase the volume of diners visiting the Business's restaurants. Typically, the cost paid to the third party is based on a percentage of the total check of participating loyalty program members. This cost is reflected as operating costs at the time the associated revenue is recognized. During the year ended June 27, 2012, the Business recorded expenses of $3.4 million related to the third party loyalty program.

Romano's Macaroni Grill

Notes to Consolidated Financial Statements (Continued)

June 27, 2012, June 29, 2011 and June 30, 2010

1. Summary of Significant Accounting Policies (Continued)

Sales Taxes

        Sales taxes collected from guests are excluded from revenues. The obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities.

Self-Insurance Program

        The Business utilizes a paid loss self-insurance plan for health, general liability and workers' compensation coverage. Predetermined loss limits have been arranged with insurance companies to limit the per occurrence cash outlay. Accrued liabilities include the estimated incurred but unreported costs to settle unpaid claims and estimated future claims.

Income Taxes

        The Business is subject to U.S. federal income tax and income taxes imposed in the state and local jurisdictions where it operates its restaurants. Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, the Business considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Business considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

        The Business accounts for uncertain tax positions using a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by tax authorities, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. See Note 10 for information regarding changes in our unrecognized tax benefits.

Stock Based Compensation

        The Business accounts for stock based compensation by expensing the fair value of such awards. Stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Options are granted at a price not less than the fair value of the Business's equity units at the date of grant. For stock-based awards, the Business will amortize the compensation expense on a graded vesting model, whereby compensation cost is recognized over the requisite service period for each separately vesting tranche of the award. In addition, stock-based

Romano's Macaroni Grill

Notes to Consolidated Financial Statements (Continued)

June 27, 2012, June 29, 2011 and June 30, 2010

1. Summary of Significant Accounting Policies (Continued)

compensation is adjusted annually for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. See Note 6—"Stock-Based Compensation" for further discussion.

2. Intangible Assets

        Intangible assets consist of the following (in thousands):

	2012	2011
Definite Lived
Franchise agreements	$2,272	$2,272
Less: Accumulated amortization	(533)	(381)

	1,739	1,891

Indefinite Lived
Trade names and trademarks	5,149	5,149
Liquor licenses	1,622	1,622

	$8,510	$8,662

        Amortization of franchise agreements is included in depreciation and amortization, and the amortization expense was $152 thousand each for the years ended June 27, 2012, June 29, 2011 and June 30, 2010.

        The estimated amortization expense for the Business's amortizable intangible assets is as follows (in thousands):

2013	$152
2014	152
2015	152
2016	152
2017	152
Thereafter	979

$1,739

Romano's Macaroni Grill

Notes to Consolidated Financial Statements (Continued)

June 27, 2012, June 29, 2011 and June 30, 2010

3. Accrued Liabilities

        Accrued liabilities consist of the following at June 27, 2012 and June 29, 2011 (in thousands):

	2012	2011
Gift cards	$3,719	$3,544
Self-insurance	2,994	3,666
Property tax	2,276	2,822
Sales tax	2,134	2,440
Vacation	1,683	3,275
Bonus	1,671	4,745
Loyalty program	1,268	—
Utilities	1,254	1,417
Advisory fees	656	253
Income tax payable	58	3,958
Other	776	1,320

	$18,489	$27,440

4. Closed Store Reserve

        The Business closed two restaurants in fiscal year 2012, two restaurants in fiscal year 2011 and two restaurants in fiscal year 2010 due to poor performance. Closed store charges, which principally include impairments of leasehold improvements and furniture and equipment and reserves for remaining lease payments after store closure, were for the years ended June 27, 2012, June 29, 2011 and June 30, 2010, $131 thousand, $300 thousand and $676 thousand, respectively and are included in other restaurant operating costs in the consolidated income statement. The closed store reserve was $252 thousand and $474 thousand at June 27, 2012 and June 29, 2011, respectively, and is included in accrued liabilities in the consolidated balance sheet.

5. Leases

        The Business leases restaurant facilities, office space, and certain equipment under operating leases having terms expiring at various dates through fiscal 2028. The restaurant leases have renewal clauses of 4 to 30 years at the Business's option and, in some cases, have provisions for contingent rent based upon a percentage of sales in excess of specified levels, as defined in the leases. Contingent rent is included in rent expense and was $15 thousand, $49 thousand and $109 thousand for the years ended June 27, 2012, June 29, 2011 and June 30, 2010, respectively.

Romano's Macaroni Grill

Notes to Consolidated Financial Statements (Continued)

June 27, 2012, June 29, 2011 and June 30, 2010

5. Leases (Continued)

        As of June 27, 2012, future minimum lease payments on operating leases were as follows (in thousands):

Fiscal year
2013	$28,044
2014	26,125
2015	23,452
2016	20,613
2017	17,641
Thereafter	153,828

Total minimum lease payments	$269,703

6. Stock-Based Compensation

        The Business maintains an incentive equity plan under which directors, employees, officers, or consultants may be awarded units of Mac Parent. All units typically fully vest after recipients have worked for or otherwise been associated with the Business subsequent to the grant date in a full time capacity for a period of four years.

        Mac Parent has issued equity incentive units to certain employees of the Business. These equity incentive units have a participation threshold that acts as a strike price and establishes a threshold at which the unit will begin to participate in a liquidity event and in the event of distributions, as defined in the agreements. The units participate in distributions after all preferred returns have been satisfied. The equity incentive units granted vest over four years, 25% the first year and 6.25% for each quarter thereafter. The incentive units have no contractual termination but cease vesting upon the termination of employment.

        The weighted average grant date fair value and exercise price of awards granted during the years ended June 27, 2012, June 29, 2011 and June 30, 2010 was $0.69, $0.06 and $0.02, and $0.69, $0.10 and $0.34 per award, respectively. The Business recognized compensation expense related to the equity incentive units of $238 thousand, $77 thousand and $8 thousand for the years ended June 27, 2012, June 29, 2011 and June 30, 2010, respectively. Total unrecognized compensation expense related to unvested equity investment units was $382,427 as of June 27, 2012, which is expected to be recognized over a weighted average period of approximately 1.83 years. The expense will be recognized using a straight line method over the required four year vesting period. There were 26,306,018 and 25,471,643 units outstanding at June 27, 2012 and June 29, 2011, respectively.

Valuation Methodology

        Fair value of the units is determined using the Black-Scholes pricing model. This model assumes asset volatility for comparable company's equity volatility and leverage.

Romano's Macaroni Grill

Notes to Consolidated Financial Statements (Continued)

June 27, 2012, June 29, 2011 and June 30, 2010

6. Stock-Based Compensation (Continued)

        The fair value of options granted during the years ended June 27, 2012, June 29, 2011 and June 30, 2010 was calculated using the following estimated weighted average assumptions.

	2012	2011	2010
Risk-free interest rate	1.38%	1.66%	2.32%
Expected time to liquidity event in years	4.0	4.0	4.0
Expected asset volatility	47.10%	60.72%	52.19%
Expected dividend yield	0.00%	0.00%	0.00%

Risk-Free Interest Rate

        This is an interpolated rate from the U.S. constant maturity treasury rate for a term corresponding to the time to liquidity event, as described below. An increase in the risk-free interest rate will increase compensation expense.

Time to Liquidity Event

        This is the period of time over which the units granted are expected to remain outstanding. An increase in the expected term will increase compensation expense.

Asset Volatility

        This is a measure of the amount by which the price of various comparable company's common stock has fluctuated or is expected to fluctuate, as the Mac Parent's common stock is not publicly traded. An increase in the expected volatility will increase compensation expense.

Expected Dividend Yield

        The Business intends to retain any earnings to finance future growth and therefore does not anticipate paying any cash dividends on its common stock in the foreseeable future.

Romano's Macaroni Grill

Notes to Consolidated Financial Statements (Continued)

June 27, 2012, June 29, 2011 and June 30, 2010

6. Stock-Based Compensation (Continued)

Equity Incentive Unit Activity

	Class B Units	Weighted Average Participation Threshold
Unvested at June 24, 2009	4,000,000	$1.25
Granted	4,552,258	0.34
Vested	(2,976,582)	0.80
Forfeited	(257,794)	0.34

Unvested at June 30, 2010	5,317,882	0.77
Granted	23,317,823	0.10
Vested	(366,613)	0.34
Forfeited	(4,640,644)	0.83

Unvested at June 29, 2011	23,628,448	0.10
Granted	1,075,000	0.69
Vested	(10,325,552)	0.10
Forfeited	(240,625)	0.35

Unvested at June 27, 2012	14,137,271	$0.15

        The average remaining contractual life of options outstanding at June 27, 2012 is two years.

7. Savings Plan

        The Business sponsors a qualified defined contribution retirement plan covering all employees who have attained the age of twenty-one and have completed eleven months of service. The plan allows eligible employees to contribute, subject to IRS limitations on total annual contributions, up to 90% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. During the first six periods of Fiscal 2011 (all in Calendar 2010), the Business matched in cash at a rate of 100% of the first 3% an employee contributes and 50% of the next 2% the employee contributes with immediate vesting. The plan was modified in January 2011 and the Business match became discretionary. The Business contributed approximately $359 thousand, $347 thousand and $728 thousand for the years ended June 27, 2012, June 29, 2011 and June 30, 2010, respectively.

8. Related Party Transactions

        The Business entered into an advisory agreement whereby it pays management fees to Golden Gate and Brinker International, Inc., its former owner, and reimburses them for certain out-of-pocket expenses. The agreement remains in effect for ten years and will be automatically extended on a year to year basis until terminated. During fiscal 2012, 2011 and 2010, the Business recorded approximately $1.4 million, $1.3 million and $1.6 million, respectively, in expenses related to advisory services provided under these agreements and had $656 thousand of advisory fees accrued for at June 27, 2012. Also included in fiscal 2011 advisory fees is $1.3 million paid to a third party for consulting services

Romano's Macaroni Grill

Notes to Consolidated Financial Statements (Continued)

June 27, 2012, June 29, 2011 and June 30, 2010

8. Related Party Transactions (Continued)

required by Golden Gate. These advisory agreements were terminated in conjunction with the sale of the Business to Ignite.

        The Business recorded advisory fee income for the years ended June 27, 2012, June 29, 2011 and June 30, 2010 of $0, $1.2 million and $1.5 million, respectively in accordance with an advisory services agreement entered into during the year ended June 30, 2010 with an affiliate of Golden Gate.

        The Business engages in shared operating services that result in net receivables due from Brinker in the amount of $1.1 million and $721 thousand at June 27, 2012 and June 29, 2011, respectively.

        On October 5, 2010, an affiliate of Golden Gate issued 324,624 units to certain executives of the Business. The options vest over four years. The associated compensation expense was immaterial for the fiscal years ending June 27, 2012 and June 29, 2011.

        During 2012, an affiliate of Golden Gate issued management incentive units to certain executives of the Business for services rendered. The Business engages in shared management services with the affiliate and is reimbursed for the salary of two of its executives for services rendered. The Business was reimbursed $215 thousand during the year ended June 27, 2012 and had a remaining receivable of $135 thousand at June 27, 2012.

9. Contingencies

        The Business is engaged in ordinary and routine litigation incidental to its business, but management does not anticipate that any amounts that the Business may be required to pay by reason of such litigation, net of insurance reimbursements, will have a materially adverse effect on its financial position.

10. Income Taxes

        Income tax expense (benefit) consisted of the following (in thousands):

	2012	2011	2010
Current income tax
Federal	$(461)	$2,201	$161
State	(8)	1,693	250
Foreign	301	291	240

	(168)	4,185	651

Deferred income tax
Federal	1,252	(2,592)	—
State	(36)	(92)	—

	1,216	(2,684)	—

Total income tax expense	$1,048	$1,501	$651

Romano's Macaroni Grill

Notes to Consolidated Financial Statements (Continued)

June 27, 2012, June 29, 2011 and June 30, 2010

10. Income Taxes (Continued)

        At June 27, 2012, the Business had federal income tax credit carryforwards of approximately $11.4 million, comprised primarily of the credit for FICA and Medicare taxes paid on reported employee tip income. The FICA credit will begin to expire in 2030 if unused prior to that time.

        In assessing the realizability of deferred tax assets, at June 30, 2010, the Business considered whether it is more likely than not that some or all of the deferred tax assets will not be realized. Primarily as a result of the cumulative losses for the three-year period ending June 30, 2010, the Business could not conclude that it is more likely than not that the deferred tax assets would be fully realized. Accordingly, the Business increased the valuation allowance by $8.7 million against the deferred tax assets.

        In assessing the realizability of the deferred tax assets, at June 29, 2011 the Business considered whether it is more likely than not that some or all of the deferred tax assets will not be realized. Based on the Business generating cumulative income for the three year period ending June 29, 2011, it was concluded that it is more likely than not that the Business will realize the federal tax benefits associated with the deferred tax assets except the FICA tips credit carryforward. Accordingly, the Business has reduced the previously established valuation allowance by $4.8 million.

        In assessing the realizability of deferred tax assets, at June 27, 2012 the Business considered whether it is more likely than not that some or all of the deferred tax assets will not be realized. Accordingly, the Business increased the valuation allowance by $5.0 million primarily related to deferred tax assets associated with FICA tips credits. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences and carryforwards become deductible.

        A reconciliation between the amount of income tax expense (benefit) determined by applying the applicable U.S. statutory income tax rate to income before income taxes (loss) is as follows (in thousands):

	2012	2011	2010
Tax expense at the federal statutory income tax rate	$(1,846)	$8,292	$(3,936)
Permanent differences	120	173	42
State income taxes, net of federal impact	(88)	1,057	(247)
Foreign taxes	301	291	240
Tax credit carryforwards	(2,426)	(3,553)	(4,194)
Change in valuation allowance	4,987	(4,759)	8,746

Total income tax expense	$1,048	$1,501	$651

Effective income tax rate	-19.9%	6.3%	-5.8%

Romano's Macaroni Grill

Notes to Consolidated Financial Statements (Continued)

June 27, 2012, June 29, 2011 and June 30, 2010

10. Income Taxes (Continued)

        The components of our deferred tax assets and liabilities are as follows as of June 27, 2012 and June 29, 2011 (in thousands):

	2012	2011
Deferred tax assets
Accrued expenses	$2,158	$4,482
Deferred revenue	403	—
Net operating losses	164	—
Credit carryforwards	11,399	6,412
Deferred rent	5,155	3,742
Other	214	269

Total deferred tax assets	19,493	14,905
Valuation allowance	(11,399)	(6,412)

Deferred tax assets after valuation allowance	8,094	8,493

Deferred tax liability
Prepaid expenses	(1,418)	(1,532)
Property and equipment	(4,590)	(3,847)
Intangibles	(433)	(245)

Total deferred tax liabilities	(6,441)	(5,624)

Net deferred tax assets	$1,653	$2,869

        The Business files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions and is subject to U.S. federal income tax examinations by tax authorities for the fiscal year ended June 30, 2010 and forward. The Business is also subject to various state income tax examinations by state tax authorities for the fiscal year ended June 30, 2010 and forward. The Business has not been audited by any tax authorities since fiscal year 2008, and the Business has no other income tax audits either open or scheduled at this time.

        The Business has uncertain tax positions related to temporary items. The full balance of approximately $41 thousand, if challenged by taxing authorities and not sustained, would affect the annual effective rate, net of any federal tax benefits. We do not expect any changes that will significantly impact our uncertain tax positions within the next twelve months.

	2012	2011	2010
Balance at beginning of year	$1,421	$—	$—
Additions for tax positions of the current year	—	1,421	—
Reductions for tax positions of prior years	(1,380)	—	—

Balance at end of year	$41	$1,421	$—

        The Business accrues interest and penalties related to our uncertain tax positions as a component of income tax expense. During the years ended June 27, 2012, June 29, 2011 and June 30, 2010, the

Romano's Macaroni Grill

Notes to Consolidated Financial Statements (Continued)

June 27, 2012, June 29, 2011 and June 30, 2010

10. Income Taxes (Continued)

Business recognized approximately $3 thousand, $84 thousand and $0 of interest and penalties, respectively.

11. Subsequent Events

        The Business has performed an evaluation of subsequent events through June 25, 2013, which is the date the financial statements were available to be issued.

        On July 31, 2012, the Business entered into a Credit Agreement with Cadence Bank, N.A. The facility is for a principal amount of $10.0 million and has a term of three years. The revolving credit facility is available to be used for working capital, other general corporate purposes and allows for a basket of $4.0 million in letters of credit. Each Revolving Loan may be a Base Rate Loan or a Eurodollar Rate Loan. Interest will be calculated on (i) each Eurodollar Rate Loans at a rate annum equal to the Eurodollar Rate for such Interest Period plus the Applicable Rate; and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate. Base Rate means for any day a fluctuating rate per annum equal to the highest of a) the Federal Funds Rate plus 0.50%, (b) the rate of interest in effect for such day as publicly announced from time to time by Cadence Bank as its "prime rate," and (c) the Eurodollar Rate plus 1.00%. "Applicable Rate" means, (i) for any Loan that is a Eurodollar Loan, four percent (4.00%), and (ii) for any Loan that is a Base Rate Loan, three percent (3.00%). The Credit Agreement contains customary covenants and restrictions, including, but not limited to: (1) prohibitions on incurring additional indebtedness and from guaranteeing obligations of others; (2) prohibitions on creating, incurring, assuming or permitting to exist any lien on or with respect to any property or asset; (3) limitations on our ability to enter joint ventures, acquisitions, and other investments; (4) prohibitions on directly or indirectly creating or becoming liable with respect to certain contingent liabilities; and (5) restrictions on directly or indirectly declaring, ordering, paying, or making equity distributions. The Credit Agreement also requires the Business to maintain certain financial covenants. The Business's obligations under the Credit Agreement are guaranteed by each of its existing and future subsidiaries and are secured by substantially all of its assets and pledge of the capital stock of its subsidiaries. The Credit Agreement includes customary events of default.

        On September 19, 2012, the Business acquired the assets and assumed certain liabilities of the restaurant operations of 4 franchisee-owned Macaroni Grill locations from a franchisee for $1.5 million. The purchase price has been preliminarily allocated to property and equipment. The purchase price allocation has not been finalized due to the finalization of certain valuations.

        On April 9, 2013, the Business was sold to Ignite Restaurant Group, Inc. for an aggregate purchase price of approximately $60.8 million in an all-cash transaction, which reflects estimated working capital and other pre-closing adjustments, from Golden Gate and certain of its affiliates that control the Business. The aggregate purchase price includes repayment of the outstanding balance of the revolving credit facility on the date of closing. The final purchase price remains subject to additional working capital and post-closing adjustments. The sale includes 186 company-owned and twelve franchised restaurants across 36 states and Puerto Rico, as well as twelve additional franchised units throughout nine foreign countries.

[ARTWORK]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates.

Amount
SEC registration fee		$10,912
FINRA filing fee		$12,500
Printing expenses	$		*
Accounting fees and expenses	$		*
Legal fees and expenses	$		*
Blue Sky fees and expenses	$		*
Transfer Agent and Registrar fees and expenses	$		*
Miscellaneous expenses	$		*

Total	$		*

*
To be provided by amendment.

Item 14.    Indemnification of Officers and Directors.

        Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation will provide for this limitation of liability.

        Section 145 of the DGCL ("Section 145"), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

        We have entered into indemnification agreements with each of our current directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

        We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

        The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

        In the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act of 1933, as amended.

Item 16.    Exhibits

(a)
Exhibits

        The exhibit index attached hereto is incorporated herein by reference.

(b)
Financial Statement Schedules

        No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby further undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on July 8, 2013.

IGNITE RESTAURANT GROUP, INC.
By:	/s/ MICHAEL J. DIXON
	Name:	Michael J. Dixon
	Title:	President and Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each officer and director of Ignite Restaurant Group, Inc. whose signature appears below constitutes and appoints Raymond A. Blanchette, III and Michael J. Dixon, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on the date indicated below:

/s/ PAUL R. VIGANO Paul R. Vigano	Chairman of the Board	July 8, 2013
/s/ RAYMOND A. BLANCHETTE, III Raymond A. Blanchette, III	Chief Executive Officer and Director	July 8, 2013
/s/ MICHAEL J. DIXON Michael J. Dixon	President and Chief Financial Officer	July 8, 2013
/s/ BRAD A. LEIST Brad A. Leist	Principal Accounting Officer	July 8, 2013

/s/ BRIAN N. CHERRY Brian N. Cherry	Director	July 8, 2013
/s/ ANN IVERSON Ann Iverson	Director	July 8, 2013
/s/ ZANE LESHNER Zane Leshner	Director	July 8, 2013
/s/ JOSEPH N. STEIN Joseph N. Stein	Director	July 8, 2013
/s/ FRITZI WOODS Fritzi Woods	Director	July 8, 2013

EXHIBIT INDEX

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement.
2.1
Purchase Agreement, dated as of February 6, 2013, by and among Ignite Restaurant Group, Inc., Mac Parent LLC, Restaurant Holdings LLC—Series A, Brinker Services Corporation and Mac Management Investors LLC (filed as Exhibit 2.1 of registrant's Current Report on Form 8-K as filed with the Commission on February 7, 2013 and incorporated herein by reference).
2.2
First Amendment to the Purchase Agreement, dated as of April 8, 2013, by and between Ignite Restaurant Group, Inc. and Restaurant Holdings LLC—Series A (on behalf of the Sellers) (filed as Exhibit 2.1 of registrant's Current Report on Form 8-K as filed with the Commission on April 11, 2013 and incorporated herein by reference).
3.1
Amended and Restated Certificate of Incorporation of Ignite Restaurant Group, Inc. (filed as Exhibit 3.1 of registrant's Quarterly Report on Form 10-Q for the quarter ended June 18, 2012 as filed with the Commission on October 30, 2012 and incorporated herein by reference).
3.2
Amended and Restated Bylaws of Ignite Restaurant Group, Inc. (filed as Exhibit 3.2 of registrant's Quarterly Report on Form 10-Q for the quarter ended June 18, 2012 as filed with the Commission on October 30, 2012 and incorporated herein by reference).
4.1
Specimen Common Stock Certificate (filed as Exhibit 4.1 of registrant's Amendment No. 4 to Form S-1 (No. 333-175878) as filed with the Commission on April 24, 2012 and incorporated herein by reference).
5.1	*	Opinion of King & Spalding LLP.
10.1
Credit Agreement, dated as of March 24, 2011, by and between Ignite Restaurant Group, Inc., as borrower, the guarantors named therein, General Electric Capital Corporation and the lenders named therein (filed as Exhibit 10.1 of registrant's Amendment No. 4 to Form S-1 (No. 333-175878) as filed with the Commission on April 24, 2012 and incorporated herein by reference).
10.2
Amendment No. 1, dated as of May 31, 2011, to the Credit Agreement, dated as of March 24, 2011, by and between Ignite Restaurant Group, Inc., as borrower, the guarantors named therein, General Electric Capital Corporation and the lenders named therein (filed as Exhibit 10.2 of registrant's Amendment No. 5 to Form S-1 (No. 333-175878) as filed with the Commission on April 27, 2012 and incorporated herein by reference).
10.3
Amendment No. 2, dated as of July 22, 2011, to the Credit Agreement, dated as of March 24, 2011, by and between Ignite Restaurant Group, Inc., as borrower, the guarantors named therein, General Electric Capital Corporation and the lenders named therein (filed as Exhibit 10.3 of registrant's Amendment No. 5 to Form S-1 (No. 333-175878) as filed with the Commission on April 27, 2012 and incorporated herein by reference).
10.4
Amendment No. 3, dated as of November 18, 2011, to the Credit Agreement, dated as of March 24, 2011, by and between Ignite Restaurant Group, Inc., as borrower, the guarantors named therein, General Electric Capital Corporation and the lenders named therein (filed as Exhibit 10.4 of registrant's Amendment No. 5 to Form S-1 (No. 333-175878) as filed with the Commission on April 27, 2012 and incorporated herein by reference).

Exhibit No.		Description
10.5		Amendment No. 4, dated as of April 23, 2012, to the Credit Agreement, dated as of March 24, 2011, by and between Ignite Restaurant Group, Inc., as borrower, the guarantors named therein, General Electric Capital Corporation and the lenders named therein (filed as Exhibit 10.5 of registrant's Amendment No. 5 to Form S-1 (No. 333-175878) as filed with the Commission on April 27, 2012 and incorporated herein by reference).
10.6	+
Ignite Restaurant Group, Inc. 2012 Omnibus Incentive Plan (filed as Exhibit 10.2 of registrant's Amendment No. 4 to Form S-1 (No. 333-175878) as filed with the Commission on April 24, 2012 and incorporated herein by reference).
10.7	+
Offer Term Sheet, effective as of May 21, 2007, between Joe's Crab Shack Holdings, Inc. and Raymond A. Blanchette, III (filed as Exhibit 10.3 of registrant's Amendment No. 4 to Form S-1 (No. 333-175878) as filed with the Commission on April 24, 2012 and incorporated herein by reference).
10.8	+
Form of JCS Holdings, LLC Unit Grant Agreement (filed as Exhibit 10.4 of registrant's Amendment No. 4 to Form S-1 (No. 333-175878) as filed with the Commission on April 24, 2012 and incorporated herein by reference).
10.9
Third Amended and Restated Limited Liability Company Operating Agreement of JCS Holdings, LLC (filed as Exhibit 10.5 of registrant's Amendment No. 4 to Form S-1 (No. 333-175878) as filed with the Commission on April 24, 2012 and incorporated herein by reference).
10.10
First Amendment to the Third Amended and Restated Limited Liability Company Operating Agreement of JCS Holdings, LLC (filed as Exhibit 10.10 of registrant's Amendment No. 7 to Form S-1 (No. 333-175878) as filed with the Commission on May 8, 2012 and incorporated herein by reference).
10.11
Management Agreement, by and between J.H. Whitney, JCS Holdings, LLC, Ignite Restaurant Group, Inc. and certain of its subsidiaries party thereto (filed as Exhibit 10.6 of registrant's Amendment No. 4 to Form S-1 (No. 333-175878) as filed with the Commission on April 24, 2012 and incorporated herein by reference).
10.12	+
Form of Directors and Officers Indemnification Agreement (filed as Exhibit 10.12 of registrant's Amendment No. 7 to Form S-1 (No. 333-175878) as filed with the Commission on May 8, 2012 and incorporated herein by reference).
10.13
Registration Rights Agreement, dated as of May 16, 2012, by and among Ignite Restaurant Group, Inc. and J.H. Whitney VI, L.P. and the stockholders set forth in Schedule I attached thereto (filed as Exhibit 10.1 of registrant's Quarterly Report on Form 10-Q for the quarter ended June 18, 2012 as filed with the Commission on October 30, 2012 and incorporated herein by reference)
10.14
Credit Agreement, dated as of October 29, 2012, by and among Ignite Restaurant Group, Inc., the financial institutions party thereto, as lenders, KeyBank National Association, as joint lead arranger, joint book runner and administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arranger and joint book runner and Bank of America, N.A., as syndication agent (filed as Exhibit 10.14 of registrant's Annual Report on Form 10-K for the year ended December 31, 2012 as filed with Commission on March 20, 2013 and incorporated herein by reference).

Exhibit No.		Description
10.15	+	Offer Letter, effective as of November 26, 2012, between Ignite Restaurant Group, Inc. and Michael J. Dixon (filed as Exhibit 10.15 of registrant's Annual Report on Form 10-K for the year ended December 31, 2012 as filed with Commission on March 20, 2013 and incorporated herein by reference).
10.16	+
Separation and Release Agreement, dated as of December 10, 2012, between Ignite Restaurant Group, and Jeffrey L. Rager (filed as Exhibit 10.16 of registrant's Annual Report on Form 10-K for the year ended December 31, 2012 as filed with Commission on March 20, 2013 and incorporated herein by reference).
10.17
Amended and Restated Credit and Security Agreement, dated as of April 9, 2013, by and among Ignite Restaurant Group, Inc. and a syndicate of commercial banks and other financial institutions party thereto, as lenders, KeyBank National Association, as joint lead arranger, joint book runner and administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arranger and joint book runner and Bank of America, N.A., as syndication agent (filed as Exhibit 10.1 of registrant's Quarterly Report on Form 10-Q filed with the Commission on May 7, 2013 and incorporated herein by reference).
10.18	+
Separation and Release Agreement, dated as of April 1, 2013, by and among Ignite Restaurant Group, Inc. and Kevin T. Cottingim (filed as Exhibit 10.2 of registrant's Quarterly Report on Form 10-Q filed with the Commission on May 7, 2013 and incorporated herein by reference).
10.19	+
Offer Letter, effective as of February 28, 2013, between Ignite Restaurant Group, Inc. and David Catalano (filed as Exhibit 10.3 of registrant's Quarterly Report on Form 10-Q filed with the Commission on May 7, 2013 and incorporated herein by reference).
21.1		List of Subsidiaries of Ignite Restaurant Group, Inc.
23.1		Consent of PricewaterhouseCoopers LLP.
23.2		Consent of PricewaterhouseCoopers LLP.
23.3		Consent of King & Spalding LLP (included in exhibit 5.1).
24.1		Power of Attorney (included on signature page).
101*
The following financial information for the Company, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets as of January 2, 2012 and December 31, 2012, (ii) the Consolidated Statements of Operations for the years ended January 3, 2011, January 2, 2012 and December 31, 2012, (iii) the Consolidated Statements of Comprehensive Income for the years ended January 3, 2011, January 2, 2012 and December 31, 2012, (iv) the Consolidated Statements of Changes in Stockholders' Equity for the years ended January 3, 2011, January 2, 2012 and December 31, 2012, (v) the Consolidated Statements of Cash Flows for the years ended January 3, 2011, January 2, 2012 and December 31, 2012, (vi) Notes to the Consolidated Financial Statements, (vii) the Condensed Consolidated Balance Sheets as of December 31, 2012 and April 1, 2013, (viii) the Condensed Consolidated Statements of Operations for the twelve weeks ended March 26, 2012 and the thirteen weeks ended April 1, 2013, (ix) the Condensed Consolidated Statements of Cash Flows for the twelve weeks ended March 26, 2012 and the thirteen weeks ended April 1, 2013, and (x) Notes to the Condensed Consolidated Financial Statements.

*
To be filed by amendment.

+
Indicates a management contract or compensatory plan or arrangement.